Registration Nos. 333-126483

811-09725

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT No. 1

POST-EFFECTIVE AMENDMENT No. N/A

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

AMENDMENT NO. 1

THE GUARDIAN SEPARATE ACCOUNT N

(Exact Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Complete Address of Principal Executive Offices)

(212) 598-8359

(Depositors Telephone Number)

RICHARD T. POTTER, JR., ESQ.

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Copy to:

Steve Roth

Sutherland, Asbill & Brennan

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Registrant has registered an indefinite number of its shares under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required by such rule for the Registrant’s most recent fiscal year was filed on March 30, 2005.

September 30, 2005

PROSPECTUS FOR FLEXIBLE SOLUTIONSSM VARIABLE UNIVERSAL LIFE

Issued by The Guardian Separate Account N

This prospectus describes Flexible SolutionsSM Variable Universal Life (Flexible SolutionsSM VUL), an individual variable universal life insurance policy providing lifetime insurance protection. It also offers flexibility in the timing and amount of the premiums you pay, how your premiums are invested, and the amount of coverage you have; but you bear the risk of investment losses for any premiums or cash values allocated to the variable investment options.

A prospective purchaser should evaluate the need for life insurance and the Policy’s long term investment potential before buying a Policy. In addition, it may not be advantageous to terminate existing life insurance coverage and replace it with a Flexible SolutionsSM VUL Policy. Variable life insurance is not a short-term investment. The Policy is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC), a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian Life) through its Separate Account N (Separate Account). Our offices are located at 7 Hanover Square, New York, New York 10004. GIAC is obligated to pay all benefits under the Policy.

This prospectus sets forth information that you should know about the Policy before investing, and you should retain it for future reference. It must be accompanied by the current prospectuses for the variable investment options to which you may allocate all or part of your Net Premiums and Policy Account Value. You can also allocate Net Premiums and Policy Account Value to a fixed-rate option. Special limits apply to transfers out of the fixed-rate option. Please read these prospectuses carefully before investing.

Guardian Investor Services LLC (GIS) serves as principal underwriter and distributor of the Policies and offers the Policies through its sales representatives or through sales representatives of broker-dealer firms that have entered into agreements with GIAC and GIS to sell the Policies and who are registered with the NASD and with the states in which they do business. More information about GIS and its registered persons is available at http://www.nasdr.com or by calling 1-800-289-9999. You also can obtain an investor brochure from NASD Regulation describing its Public Disclosure Program.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of principal amount invested.

The Securities and Exchange Commission has a Web site (http://www.sec.gov) that you may visit to view this prospectus and other information.

The Flexible SolutionsSM VUL policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by GIAC.

POLICY SUMMARY

THIS SUMMARY outlines the principal features of your Flexible SolutionsSM VUL variable universal life insurance Policy; including policy benefits, policy risks and the risks associated with each variable investment option available under the Policy. It is qualified by the detailed explanation which follows and the terms of your VUL policy.

WHAT IS VARIABLE LIFE INSURANCE AND HOW DOES IT WORK?

Variable life insurance is intended to provide two important benefits:

•	a death benefit that is not taxable to your beneficiary

•	a cash value that can grow, with taxes on the growth being deferred.

You allocate your Net Premium payments and cash value among the variable investment options and the fixed-rate option. Most of these options provide variable returns. That’s why it’s called variable life insurance.

If the investment options that you choose perform well, the cash value of your Policy will increase, and the death benefit may also increase. As a variable life insurance policyowner, however, you bear the risk of investment losses to the extent that your cash values are invested in the variable options. Your Policy has no guaranteed cash value. The Policy is not generally suitable for short-term investment purposes.

WHAT ARE THE INSURANCE BENEFITS UNDER YOUR POLICY?

There are two types of insurance benefits available through this Policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Rider benefits offer special optional coverage in addition to the death benefit. The rider benefits you choose will determine the additional amount, if any, that’s paid to the beneficiary.

Death benefits

You have a choice of three death benefit options with this Policy:

•	under Option 1, the death benefit is a fixed amount, your Policy’s Face Amount.

•	under Option 2, the death benefit is a variable amount, based on your Policy’s Face Amount and the value of the investments held in your Policy, your Policy Account Value. These values can change depending on the performance of the investments held in your Policy.

•	under Option 3, the death benefit is an amount based on your Policy’s Face Amount and the sum of your Net Accumulated Premiums. The death benefit amount will increase when you make premium payments, but will decrease when you make partial withdrawals.

You may choose among these options, with some restrictions, until the Policy Anniversary closest to the insured’s 100th birthday. See Maturity Extension. At the insured’s Attained Age 121, we will pay the Policy Account Value less Policy Debt to you.

Terms we’ve used

In this document, we, us, and our refer to The Guardian Insurance & Annuity Company, Inc., and you and your refer to the policyowner. You can find definitions of special terms used in this prospectus at the end of this document. We’ve used italic script to highlight these terms the first time they appear in the text.

Benefits

There are two types of insurance benefits available through this Policy: death benefits and rider benefits. We pay death benefits to the beneficiary named in the Policy when we receive proof that the insured has died while the Policy was in force. Rider benefits offer special optional coverage in addition to the death benefit.

SUMMARY	PROSPECTUS	1

Within certain limits, you can change your Policy’s death benefit option on or after the first Policy Anniversary and as long as the insured is still living. For more information see Death benefit options.

Additional sum insured

You may purchase an Additional Sum Insured. The Additional Sum Insured will be part of your Policy’s Face Amount. This option may not be available in all jurisdictions. See Benefits and policy values.

Rider benefits

Riders are a way to add to the coverage offered by your Policy. The riders offered under this Policy are set forth in Appendix B. They are subject to GIAC’s insurance and policy issuing requirements, and all may not be available in all states.

The cost of any rider benefits you have added to your Policy will be included in your Monthly Deduction, which is withdrawn from your Policy Account Value each month. See Deductions and charges.

WHAT ARE PREMIUMS?

Premiums are the payments you make to buy and keep your insurance in force. There are several types of premiums associated with your Flexible SolutionsSM VUL, which together form your Policy premium. See Premiums.

After you have paid the Minimum Premium to Issue the Policy, you may pay premiums on your Policy at any time and in any amount during the lifetime of the insured subject to certain limits. However, if your Policy Account Value after subtracting the Monthly Deductions, minus the Policy Debt is less than zero on a Monthly Processing Date, your Policy may lapse, unless the No Lapse Guarantee is in effect and you have satisfied its requirements. We will warn you if your Policy is in danger of lapsing. See Default.

WHAT ARE YOUR ALLOCATION OPTIONS?

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option. These options are discussed under Your allocation options.

Each variable investment option invests in a mutual fund or a series of a mutual fund. The value of these options, and your Policy Account Value in them, will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for amounts allocated to the variable investment options and, if you invest in variable investment options, you will be subject to the risk that investment performance will be poor and that your Policy Account Value will decrease. You could lose everything you invest and your Policy could lapse without value unless you pay additional premium.

You will find the investment objectives, policies, fees and expenses, and a comprehensive discussion of the risks of each of these funds listed in the accompanying prospectus for that fund. You should read the fund

Paying premiums

After you have paid the Minimum Premium to Issue the Policy, you may pay premiums on your Policy at any time and in any amount during the lifetime of the insured.

Allocation options

You choose where your Net Premiums and Policy Account Value are invested. There are a number of variable investment options and a fixed-rate option.

2	PROSPECTUS	SUMMARY

Investment Risks

Investment performance in the variable investment options may be unfavorable. You could lose everything you invest and your Policy could lapse without value if you do not pay additional premium. The rate of interest we declare for the fixed-rate option may decrease to the minimum guaranteed rate.

Loan Risks

Loans reduce the amount of Policy Account Value available for withdrawal or surrender, or the amount we pay on the insured’s death, by the amount of the indebtedness. Your Policy may lapse if your Policy Debt reduces the Policy Account Value to zero. A loan also may have tax consequences.

Surrender and

Withdrawal Risks

The Policy is designed to meet long-term financial goals. Surrenders and partial withdrawals may have tax consequences, and the charges associated with surrenders may play a role in determining whether your Policy will lapse.

prospectuses carefully and consider the investment objective, risks, fees and charges, before investing in any variable investment option. For a summary of this information see The variable investment options.

Amounts allocated to the fixed-rate option earn a set rate of interest. You earn interest on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. Interest accrues daily at a minimum annual interest rate of 3%. GIAC sets the rate of interest for the fixed-rate option in its sole discretion, and you assume the risk that the rates we set might not exceed the minimum guaranteed rate. GIAC guarantees your principal and interest under this option.

CAN YOU TRANSFER THE MONEY IN YOUR POLICY AMONG DIFFERENT ALLOCATION OPTIONS?

To the extent that the money in your Policy is not being held as collateral against a loan, you can transfer it among the variable investment options, and into the fixed-rate option, at any time, subject to certain limitations on frequent transfer activity. See Frequent transfers among the variable investment options. We limit transfers out of the fixed-rate option. See The fixed-rate option.

DO YOU HAVE ACCESS TO THE MONEY YOU’VE INVESTED IN YOUR POLICY?

You may, within limits, make partial withdrawals of your Policy’s Net Cash Surrender Value prior to the Policy Anniversary on which the insured is Attained Age 100. The Net Cash Surrender Value is your Policy Account Value minus any surrender charges and Policy Debt.

You may also, within limits, borrow all or a portion of the loan value of your Policy, while the insured is living. There are risks associated with Policy loans. When you take a Policy loan, we transfer the amount of the loan out of the variable investment options and the fixed-rate option, and hold that amount in the Loan Account to serve as collateral. Amounts in the Loan Account do not participate in the investment experience of the allocation options and the loan, therefore, can affect the Policy Account Value and death benefit over time whether or not the loan is repaid. Loans reduce the amount of your Policy Account Value available for withdrawal or surrender, or the amount we pay on the insured’s death, by the amount of any indebtedness. Your Policy may lapse (terminate without value) if your Policy Debt reduces the Policy Account Value to less than zero. If you surrender the Policy or allow it to lapse while a Policy loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly. See Policy loans and Tax considerations for details.

Finally, you may at any time surrender your Policy for the Net Cash Surrender Value. After you surrender your Policy, you no longer have insurance coverage. A surrender charge applies for 8 Policy Years after the Issue Date. An additional surrender charge will be applicable for 8 years from the date of any increase in the Face Amount of the Policy. It is

SUMMARY	PROSPECTUS	3

possible that you will receive no Net Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender it or make partial withdrawals in the near future. We designed the Policy to meet long-term financial goals. The Policy is not suitable as a short term investment.

Surrenders and partial withdrawals may have tax consequences. See Surrendering your policy and Tax considerations for details.

HOW IS YOUR POLICY AFFECTED BY TAXES?

We believe there is a reasonable basis for concluding that your Flexible SolutionsSM VUL Policy will be treated as a life insurance contract under federal tax law. However, due to limited guidance, there is some uncertainty about the application of the federal tax law to the Policy, particularly with respect to Policies issued on an insured who does not meet our insurance requirements for standard coverage. Assuming that your Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludible from the gross income of the beneficiary. As a result, the beneficiary generally should not have to pay U.S. federal income tax on the death benefit, although some other taxes, such as estate taxes, may apply.

Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract (“MEC”) under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial withdrawals, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, an additional 10% tax may be imposed on surrenders, partial withdrawals, and loans taken before you attain age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% additional tax. See Tax considerations.

WHAT DEDUCTIONS AND CHARGES DO YOU

HAVE TO PAY?

There are various deductions and charges associated with maintaining your Flexible SolutionsSM VUL Policy. These charges are set forth in the Charges and Deductions Tables and in the section titled Deductions and charges.

WHAT CHANGES CAN YOU MAKE TO YOUR POLICY?

Decreasing the face amount of the policy

You may request a decrease in the Face Amount at any time. The decrease must be at least $5,000, and the insured must be alive on the date the decrease will take effect.

Tax Risks

While there is some uncertainty about the application of federal tax law to the policy, we believe there is a reasonable basis for concluding that increases in the value of your Policy should not be taxed unless you make a withdrawal (or, in some cases, take a loan) or surrender your Policy before the insured dies.

Policy changes

With certain restrictions, you may:

•	request an increase or decrease in the Face Amount of your Policy

•	exchange your Flexible SolutionsSM VUL Policy for a level premium fixed-benefit life insurance policy

•	cancel your Policy after it has been issued

See accompanying text for details.

4	PROSPECTUS	SUMMARY

The new Face Amount cannot be lower than GIAC’s current minimum Face Amount. See Decreasing the face amount.

Increasing the face amount of the policy

On or after your first Policy Anniversary, you may request an increase in your Policy’s Face Amount. The increase is subject to evidence of insurability, must be for at least $10,000, and the insured must be Attained Age 85 or less at the time of the increase. The amount of each increase will be treated as a separate Policy Segment, with its own underwriting class, cost of insurance rates, surrender charges, administrative charges, Target Premiums, and, if the No Lapse Guarantee is in effect, Minimum Annual Premium. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date.

Exchanging your Flexible SolutionsSM VUL policy for a fixed-benefit life insurance policy

You may exchange all or a portion of your Flexible SolutionsSM VUL Policy for a level premium fixed-benefit whole life insurance policy issued by GIAC or one of our affiliates by the later of the second Policy Anniversary or the insured’s Attained Age 70. There may be a credit or a cost to be paid. See Special features of your policy.

Canceling your policy after it has been issued

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this within:

•	10 days after you receive your Policy, or

•	45 days after you sign the completed application for your Policy.

Longer periods may apply in some states. Once we receive your notice, we will refund all of the premiums you paid, and your Policy will be considered void from the beginning. See Your right to cancel your policy.

COULD YOUR POLICY LAPSE?

Your policy may lapse if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, and you do not make the required payment within 61 days of the time the Monthly Deduction is due.

If your Policy has a No Lapse Guarantee feature, during the No Lapse Guarantee Period your Policy will not lapse, even if the Policy Account Value less Policy Debt is less than zero after deducting the Monthly Deduction on a Monthly Processing Date, so long as the No Lapse Guarantee Condition is satisfied. See No Lapse Guarantee.

We will warn you at least 30 days in advance if we see that your Policy is in danger of lapsing. We will tell you the amount of the required payment that you must pay in order to keep your Policy in force, and will keep your Policy in force if we receive the required payment when requested. See Default.

Policy Lapse

Your Policy may lapse if you don’t pay enough policy premium or if you have excess Policy Debt.

SUMMARY	PROSPECTUS	5

CHARGES AND DEDUCTIONS TABLES

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Policy. If the amount of the charge varies depending on the individual characteristics of the insured — such as age, sex, duration, Face Amount and underwriting class — the tables below show the maximum and minimum charges we assess under the Policy and the charges for a typical insured. The charges may not be typical of the charges you will pay. The first table describes the fees and expenses that are payable at the time that you buy the Policy, surrender the Policy, or transfer Policy Account Value among the variable investment options and the fixed rate option.

TRANSACTION FEES
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Premium Charge	Upon each premium payment	During each of the first 10 Policy Years, 7% of premiums in a Policy Year up to one Target Premium and 4% of premiums in that Policy Year in excess of one Target Premium. After the 10th Policy Year, 4% of premiums in a Policy Year up to one Target Premium.[1]	During each of the first 10 Policy Years, 7% of premiums in a Policy Year up to one Target Premium and 4% of premiums in that Policy Year in excess of one Target Premium. After the 10th Policy Year, 4% of premiums in a Policy Year up to one Target Premium.
Surrender Charge[2]
Minimum First Year Charge:	Upon full surrender or lapse of the Policy within the first 8 Policy Years after issuance or within 8 Policy Years of each increase in Face Amount.	$2.70 per $1,000 of Basic Sum Insured	$2.70 per $1,000 of Basic Sum Insured
Maximum First Year Charge:	Upon full surrender or lapse of the Policy within the first 8 Policy Years after issuance or within 8 Policy Years of each increase in Face Amount.	$51.093 per $1,000 of Basic Sum Insured	$51.093 per $1,000 of Basic Sum Insured
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000 in the first Policy Year	Upon full surrender or lapse of the Policy within the first 8 Policy Years after issuance or within 8 Policy Years of each increase in Face Amount.	$8.775 per $1,000 of Basic Sum Insured	$8.775 per $1,000 of Basic Sum Insured
Transfer Charge	Upon transfer	$25 per transfer after the 12th transfer in a Policy Year	None
Reinstatement Charge	Upon reinstatement	6% per annum from date of lapse to date of reinstatement on the amount of any Monthly Deductions due during the Policy’s grace period, but not collected.	6% per annum from date of lapse to date of reinstatement on the amount of any Monthly Deductions due during the Policy’s grace period, but not collected.
[1]	The amount of the Target Premium for a Policy depends on the insured’s age, underwriting class and sex (unless gender-neutral rates are required by law). The minimum amount of Target Premium for a non-substandard rated Policy is $3.00 per $1,000 of Face Amount and the maximum amount for a non-substandard rated Policy is $126.01 per $1,000 of Face Amount.
[2]	The surrender charge decreases every year until it reaches 0% by the beginning of the 9th Policy Year following the initial Face Amount and each increase in Face Amount. Surrender charges vary based on the insured’s age, sex, underwriting class and Face Amount for the initial Face Amount and each increase in Face Amount. The surrender charge shown in the table may not be representative of the charges you will pay. You can obtain more information about your surrender charge by contacting our Customer Service Office.

6	PROSPECTUS	SUMMARY

The next table describes the fees and expenses that are payable periodically during the time that you own the Policy, not including the fees and expenses of the underlying fund companies. “Optional Charges” are the charges we deduct if you choose to add optional benefits by rider.

PERIODIC FEES[1]
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Cost of Insurance[2]
Minimum Charge (Non-substandard Policy):	Monthly	$0.06086 per $1,000 of Net Amount at Risk (NAR) for underwriting class super preferred, preferred plus or preferred and $0.17019 per $1,000 of NAR for underwriting class standard	$0.05083 per $1,000 of NAR
Maximum Charge (Non-substandard Policy):	Monthly	$83.33333 per $1,000 of NAR	$34.48886 per $1,000 of NAR
Charge for a male, non-smoker issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly	$0.13428 per $1,000 of NAR	$0.08708 per $1,000 of NAR
Mortality and Expense Risk Charge	Monthly	An annual charge of 0.85% of the Policy Account Value in the variable investment options through the 10th Policy Anniversary[3]	An annual charge of 0.60% of the Policy Account Value in the variable investment options through the 10th Policy Anniversary[3]
Policy Fee	Monthly	$7.50	$7.50
Administrative Charge[4]
Minimum Charge	Monthly for the first 10 Policy Years after issuance and after each Face Amount increase	$0.05 per $1,000 of Basic Sum Insured.	$0.05 per $1,000 of Basic Sum Insured.
Maximum Charge	Monthly for the first 10 Policy Years after issuance and after each Face Amount increase	$1.10 per $1,000 of Basic Sum Insured.	$1.10 per $1,000 of Basic Sum Insured.
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly for the first 10 Policy Years after issuance and after each Face Amount increase	$0.145 per $1,000 of Basic Sum Insured.	$0.145 per $1,000 of Basic Sum Insured.

SUMMARY	PROSPECTUS	7

PERIODIC FEES[1] (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Interest on Policy Loans	Annually on your Policy Anniversary	4% annually on all outstand-ing Policy Debt until the later of Attained Age 65 or the 10th Policy Anniversary; and 3.5% thereafter for all outstanding and new Policy loans.[5]	4% annually on all outstand-ing Policy Debt until the later of Attained Age 65 or the 10th Policy Anniversary; and 3% thereafter for all outstanding and new Policy loans.[5]
Charges for Optional Policy Benefits[6]
Accidental Death Benefit Rider (ADB)
Minimum First Year Charge	Monthly	$0.07 per $1,000 of ADB Face Amount	$0.07 per $1,000 of ADB Face Amount
Maximum First Year Charge	Monthly	$0.12 per $1,000 of ADB Face Amount	$0.12 per $1,000 of ADB Face Amount
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly	$0.07 per $1,000 of ADB Face Amount.	$0.07 per $1,000 of ADB Face Amount.
Guaranteed Insurability Option Rider (GIO)
Minimum First Year Charge	Monthly	$0.02 per $1,000 of GIO face amount	$0.02 per $1,000 of GIO face amount
Maximum First Year Charge	Monthly	$0.41 per $1,000 of GIO face amount	$0.41 per $1,000 of GIO face amount
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly	$0.09 per $1,000 of GIO face amount.	$0.09 per $1,000 of GIO face amount.
Guaranteed Coverage Rider to Age 80	N/A	No charge	No charge
Guaranteed Coverage Rider to Age 100	Monthly	0.0416667% of Policy Account Value in Policy Years 1-20 and 0.0166667% of Policy Account Value thereafter	0.0416667% of Policy Account Value in Policy Years 1-20 and 0.0166667% of Policy Account Value thereafter

8	PROSPECTUS	SUMMARY

PERIODIC FEES[1] (continued)
Amount Deducted
Charge	When Charge Is Deducted	Maximum Guaranteed Charge	Current Charge
Waiver of Monthly Deductions Rider (WMD)
Minimum First Year Charge	Monthly	$0.01 per $100 of Monthly Deductions	$0.01 per $100 of Monthly Deductions
Maximum First Year Charge	Monthly	$0.09 per $100 of Monthly Deductions	$0.09 per $100 of Monthly Deductions
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly	$0.03 per $100 of Monthly Deductions.	$0.03 per $100 of Monthly Deductions.
Disability Benefit Rider (DBR)
Minimum First Year Charge	Monthly	$0.94 per $100 of the Specified Amount as defined in the rider	$0.94 per $100 of the Specified Amount as defined in the rider
Maximum First Year Charge	Monthly	$7.85 per $100 of the Specified Amount as defined in the rider	$7.85 per $100 of the Specified Amount as defined in the rider
Charge for a male, non-smoker, issue age 35, in the preferred plus underwriting class, with a Policy Face Amount of $400,000	Monthly	$2.30 per $100 of the Specified Amount as defined in the rider	$2.30 per $100 of the Specified Amount as defined in the rider
Policy Continuation Rider	When benefit is elected	4.5% of Policy Account Value	3.5% of Policy Account Value
Select Security Rider	N/A	No charge	No charge
Exchange of Insureds Rider	N/A	No charge	No charge
[1]	Monthly fees are not deducted after the Policy Anniversary closest to the insured’s 100th birthday.
[2]	The cost of insurance charge varies based on the insured’s age, policy duration, sex, underwriting class and Face Amount for the initial Face Amount and each increase in Face Amount. Any additional rating charges applicable to insureds who do not satisfy our insurance requirements for standard insurance are added to the cost of insurance charge. The cost of insurance charge shown may not be representative of the charges that you will pay. For more details, contact your registered representative.
[3]	The current charge after the 10th Policy Anniversary is 0.20% of the Policy Account Value in the variable investment options, up to the Account Value Breakpoint, from Policy Year 11 through Policy Year 20 and 0% above the Account Value Breakpoint in Policy Years 11-20; and 0% thereafter. The maximum guaranteed charge after the 10th Policy Anniversary is 0.45% of the Policy Account Value in the variable investment options, up to the Account Value Breakpoint, from Policy Year 11 through Policy Year 20 plus 0.25% of Policy Account Value above the Account Value Breakpoint; and 0.25% of the Policy Account Value in the variable investment options from and after Policy Year 21. The “Account Value Breakpoint” is equal to $100,000 less any Policy Account Value allocated to the fixed-rate option available under the Policy, but not less than zero.
[4]	The administrative charge is based on the insured’s age, sex, and underwriting class for the initial Face Amount and each increase in Face Amount. The administrative charge shown in the table may not be representative of the charges you will pay. For more details, contact your registered representative.
[5]

After taking into account the interest GIAC credits to the Loan Account, your effective rate of borrowing would be: (i) on a current basis, 1% annually until the later of the insured’s Attained Age 65 or the 10th Policy Anniversary, and 0% thereafter on all

SUMMARY	PROSPECTUS	9

outstanding and new Policy loans, and (ii) on a guaranteed basis, 1% annually until the later of the insured’s Attained Age 65 or the 10th Policy Anniversary, and 0.5% thereafter for all outstanding and new Policy loans.

[6]	Charges for the Accidental Death Benefit rider, the Guaranteed Insurability Option rider, the Waiver of Monthly Deductions rider, and the Disability Benefit Rider vary based on individual characteristics of the insured. The charges shown may not be representative of the charges that you will pay. For more details, contact your registered representative.

The next table describes the underlying mutual fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the minimum and maximum fees and expenses charged by any of the underlying mutual funds for the fiscal year ended 2004. More detail concerning these fees and expenses is contained in the prospectus for each underlying mutual fund.

Annual Underlying Mutual Fund Operating Expenses (expenses that are deducted from the assets of the underlying mutual funds)

	Minimum	Maximum
Total Gross Annual Underlying Mutual Fund Operating Expenses*	0.36%	1.57%

*	The range of Annual Underlying Mutual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each underlying fund for more information about that fund’s expenses.

The fee and expense information used to prepare the above table was provided to GIAC by the underlying funds. GIAC has not independently verified such information.

10	PROSPECTUS	SUMMARY

The Flexible SolutionsSM VUL Policy Diagram1

POLICY PREMIUMS	Less	Premium charge

POLICY ACCOUNT VALUE

THE SEPARATE ACCOUNT

Fund level expenses

THE MUTUAL FUNDS	Less	Advisory fees and other expenses

(including any investment return)

Guardian Investor Services LLC

The Guardian Stock Fund

The Guardian VC Asset Allocation Fund

The Guardian VC High Yield Bond Fund

The Guardian VC 500 Index Fund

The Guardian VC Low Duration Bond Fund

The Guardian Small Cap Stock Fund

The Guardian Bond Fund

The Guardian Cash Fund

The Guardian UBS VC Large Cap Value Fund

The Guardian UBS VC Small Cap Value Fund

Guardian Baillie Gifford Limited

Baillie Gifford International Growth Fund

Baillie Gifford Emerging Markets Fund

Policy level expenses

Value Line, Inc.	Less	Monthly deductions
Value Line Centurion Fund	• Administrative charges
Value Line Strategic Asset Management Trust	• Mortality and expense risk charge
Gabelli Funds, LLC	• Charge for the cost of insurance
Gabelli Capital Asset Fund	• Charge for additional insurance benefits

Davis Selected Advisers, LP

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Janus Capital Management LLC

Janus Aspen Mid Cap Growth Portfolio

Janus Aspen Forty Portfolio

Janus Aspen Large Cap Growth Portfolio

Janus Aspen Worldwide Growth Portfolio

Massachusetts Financial Services Company

MFS Emerging Growth Series

MFS Total Return Series

MFS Investors Trust Series

MFS Research Series

MFS New Discovery Series

A I M Advisors, Inc.

AIM V.I. Capital Appreciation Fund

AIM V.I. Premier Equity Fund

AIM V.I. Utilities Fund

Fidelity Management & Research Company

Fidelity VIP Growth Opportunities Portfolio

Fidelity VIP Equity-Income Portfolio

Fidelity VIP Contrafund® Portfolio

Fidelity VIP Mid Cap Portfolio

Alliance Capital Management L.P.

AllianceBernstein Growth & Income Portfolio

AllianceBernstein Large Cap Growth Portfolio

AllianceBernstein Global Technology Portfolio

AllianceBernstein Value Portfolio

FIXED-RATE OPTION	LOAN ACCOUNT

(plus interest credited)

(plus loan interest account)

	Less	Transaction deductions • Surrender charge
CASH SURRENDER VALUE
	Less	Policy debt
NET CASH SURRENDER VALUE

[1]	This diagram excludes the transfer charge which is not being imposed currently. Interest on Policy Debt and repayments of Policy Debt are also not reflected in the diagram.

POLICY DIAGRAM	PROSPECTUS	11

ABOUT THE FLEXIBLE SOLUTIONSSM VUL POLICY

Issuing the policy

A Flexible SolutionsSM VUL insurance Policy must have Basic Sum Insured coverage of at least $100,000.

THIS SECTION provides detailed information about your Policy. It explains your rights and responsibilities under the Policy, and those of GIAC. Because the laws and regulations that govern the Policy vary among the jurisdictions where the Policy is sold, some of the Policy’s terms will vary depending on where you live. These terms of your Policy will be outlined in the Policy we send you.

ISSUING THE POLICY

A Flexible SolutionsSM VUL insurance policy must have Basic Sum Insured coverage of at least $100,000. ($250,000 for the super preferred risk class). To issue a Policy:

•	the insured must be age 85 or under and meet our insurance requirements, and

•	you must live in a state or jurisdiction in which we offer the Policy.

If you are interested in replacing an existing policy with a Flexible SolutionsSM VUL Policy, we recommend that you speak with your lawyer or tax adviser first. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure the exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

Some jurisdictions do not allow insurance companies to provide different benefits based on the sex of the insured. For these jurisdictions we offer a version of the Flexible SolutionsSM VUL Policy with the same benefits for men and women.

Backdating your policy

Under certain circumstances we will backdate your Policy if you ask us to, giving you a Policy Date up to six months before the application was actually signed. Backdating your Policy will be allowed only if it would allow you to qualify for a lower premium because the insured was younger on an earlier Policy Date. On the date the Policy is actually issued, we deduct the Monthly Deductions due from the backdated Policy Date to the Issue Date. In certain circumstances, we may also require an additional premium payment to put a backdated policy in force. We will not backdate a Policy to a date before which the Policy was available in the state of issue.

12	PROSPECTUS	ABOUT THE Flexible Solutions SM VUL POLICY

THE POLICYOWNER

The policyowner is the person named on the application as the owner of the Policy. You may own the Policy jointly with more than one person. A policyowner does not have to be the insured. While the insured is living, only the policyowner named in our records has the right to exercise rights granted by the Policy unless ownership of the Policy has been assigned to someone else. Except for transfers, all of the Policy’s joint owners must approve Policy transactions or changes in writing, including assigning ownership of the Policy to someone else. When a joint policyowner dies, we will divide his or her share of the Policy equally among the other policyowners, unless the deceased policyowner has indicated otherwise.

You may change the policyowner by written request in Good Order signed and dated by all policyowners. The change will be made effective on the date the request was signed, but will not apply to any payments or actions taken before we receive your request. Changing the policyowner may have tax consequences.

If you are not the insured and die before the insured, your estate (or if there had been joint owners, the estate of the last surviving joint owner) becomes the policyowner, unless you have named someone to take over ownership of the Policy (a successor owner). If you are both the policyowner and the insured, a successor owner may not be named, because the Policy ends when you die.

THE BENEFICIARY

The beneficiary is the person you name to receive the proceeds when the insured dies. You can change the beneficiary until the insured dies. Also, you may name a ‘contingent’ beneficiary, who will receive the proceeds if the first beneficiary dies before the insured, or a second or ‘concurrent’ beneficiary, who will receive a portion of the proceeds when the insured dies. The beneficiary must live longer than the insured to qualify as a beneficiary, and has no rights under the Policy until the insured dies. If the insured outlives all of the beneficiaries named in the Policy, then the policyowner or the policyowner’s estate becomes the beneficiary. You may change the beneficiary, by your signed written request in Good Order. Your request must be signed and dated by all of the policyowners listed in our records. The change is made effective on the date your request was signed, but will not apply to any payments or actions taken before we receive your request.

The Policyowner

The policyowner is the person named on the application as the owner of the policy. You may own the Policy jointly with more than one person. A policyowner does not have to be the insured.

The Beneficiary

The beneficiary is the person you name to receive the proceeds when the insured dies.

ABOUT THE Flexible Solutions SM VUL POLICY	PROSPECTUS	13

BENEFITS AND POLICY VALUES

ADDITIONAL SUM INSURED

The Additional Sum Insured provides a level death benefit to the insured’s Attained Age 100. The amount of this coverage, if any, plus the Basic Sum Insured are the two components of your Policy’s Initial Face Amount. The minimum Additional Sum Insured amount you can purchase is $25,000; the maximum amount cannot exceed 400% of the Basic Sum Insured.

Coverage provided by the Additional Sum Insured will be treated like coverage provided by the Basic Sum Insured. In particular:

•	it will be included in calculating whether the Policy qualifies for lower cost of insurance rates;

•	it will affect the minimum death benefit under Section 7702 of the Internal Revenue Code; and

•	it will affect the calculation of premiums for determining whether the Policy is a modified endowment contract.

See Deductions and charges; Death benefit options; and Tax considerations.

You should consider several factors in deciding whether to purchase coverage as Basic Sum Insured or Additional Sum Insured, including:

•	The Additional Sum Insured provides a level death benefit only to the insured’s Attained Age 100.

•	The Additional Sum Insured has no additional administrative charges or surrender charges.

•	Cost of insurance rates for the Additional Sum Insured are the same as for the Basic Sum Insured until at least Attained Age 85, depending on the insured’s age at issue.

•	The Target Premium for the Additional Sum Insured is less than the Target Premium for the same amount of Basic Sum Insured.

•	The amount of premium charges you will pay may be less if you purchase coverage as Additional Sum Insured, rather than Basic Sum Insured.

You may purchase Additional Sum Insured coverage at issue or it can be added to your Policy as a Face Amount increase.

The Additional Sum Insured may not be available in all jurisdictions. Please check with your registered representative.

NO LAPSE GUARANTEE

The No Lapse Guarantee ensures that your Policy will not lapse, even if poor investment performance and/or excess Policy Debt mean that the Policy Account Value, after subtracting the Monthly Deduction, less Policy Debt is less than zero on a Monthly Processing Date. This guarantee is in effect during the No Lapse Guarantee Period, so long as the No Lapse Guarantee Condition is satisfied. If your Policy has the No Lapse Guarantee feature, the No Lapse Guarantee Period will be

14	PROSPECTUS	BENEFITS AND POLICY VALUES

indicated on your Policy’s data pages. The No Lapse Guarantee Period applicable to each issue age can also be found in Appendix A.

To satisfy the No Lapse Guarantee Condition on any Monthly Processing Date, you must have paid at least as much into your Policy, including amounts applied under any applicable Disability Benefit Rider, (minus any withdrawals or Policy Debt) as the sum of Minimum Annual Premiums, as stated on page 3 of your Policy, up to this date. To calculate your Minimum Annual Premium for the current Policy Year, we multiply your Minimum Annual Premium by a ratio equal to the number of completed Policy Months since the last Policy Anniversary plus 1, divided by 12. The sum of the Minimum Annual Premiums up to the applicable Monthly Processing Date shall not include the Minimum Annual Premium for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions rider.

If you increase the Face Amount of your Policy after the first Policy Year, your Minimum Annual Premium will change, which in turn changes the amount that you must contribute in order to satisfy the No Lapse Guarantee Condition. As of the most recent Monthly Processing Date, you must have paid at least as much into your Policy, including amounts applied under any applicable Disability Benefit Rider, (minus any withdrawals or Policy Debt) as the original Minimum Annual Premium for the period up to the increase, plus the new Minimum Annual Premium for the period after the increase in your Policy’s Face Amount, multiplied by the ratio of the number of completed Policy Months since the increase plus 1, divided by 12.

If your Policy does not satisfy the No Lapse Guarantee Condition, and the Policy Account Value, after subtracting the Monthly Deduction, less Policy Debt is less than zero, you will have a 61-day grace period from that date to make a required payment equal to the lesser of the amount by which the Policy Debt exceeds Policy Account Value, or the amount required to satisfy the No Lapse Guarantee Condition. If you do not make the required payment, the Policy will lapse.

DEATH BENEFIT OPTIONS

You have a choice of three death benefit options with this Policy. You decide which option you want when you complete your application. You should choose the death benefit option that best meets your insurance needs and investment objectives. If a fixed amount of insurance coverage and potentially lower Monthly Deductions best fit your needs you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your Policy’s Face Amount you should choose Option 2. If you want to recapture the premiums you have paid into the Policy, you should choose Option 3. You may change your death benefit option at any time on and after the first Policy Anniversary, subject to certain limitations and conditions. See Changing your death benefit option.

BENEFITS AND POLICY VALUES	PROSPECTUS	15

Minimum death benefit

The minimum death benefit required under Section 7702 of the Internal Revenue Code on any Monthly Processing Date is the Policy Account Value multiplied by the death benefit factor shown in your policy on page 4.

Death benefit

options

You have a choice of three death benefit options with this policy. If a fixed amount of insurance coverage and potentially lower monthly deductions best fits your needs, you should choose Option 1. If you want the potential to increase the amount of your insurance coverage beyond your Policy’s Face Amount you should choose Option 2. If you want to recapture the premiums you have paid into the policy, you should choose Option 3. See accompanying text for details.

Option 1

Under Option 1, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount; or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, if your investments perform well or you contribute more than the Minimum Annual Premium and the Policy Account Value increases by a sufficient amount, then the Net Amount at Risk will be lower. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Option 2

Under Option 2, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount plus the Policy Account Value, if positive, or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, your death benefit will vary based on your investment performance and the premiums you pay. Even if your investments perform poorly, your death benefit will never be lower than the Face Amount. The Net Amount at Risk will not change unless we have to increase the death benefit to comply with Section 7702 of the Internal Revenue Code.

Option 3

Under Option 3, your death benefit on any date prior to the Policy Anniversary nearest the insured’s 121st birthday is the greater of:

•	the Face Amount plus Net Accumulated Premiums, or

•	the minimum death benefit required under Section 7702 of the Internal Revenue Code.

Under this option, as under Option 1, if your investments perform well, or you contribute more than the Minimum Annual Premium, then the Net Amount at Risk will generally be lower. When this happens, the amount that we deduct for the cost of insurance charges each month may also go down.

Maturity extension

If you have maintained coverage under the Policy to the insured’s Attained Age 100, the death benefit will continue to Attained Age 121. Coverage is considered maintained if Policy Account Value less Policy Debt at Attained Age 100 is greater than zero or if the Guaranteed Coverage Rider to Age 100 option is in effect. Even though the death benefit will continue after Attained Age 100 until Attained Age 121, you

16	PROSPECTUS	BENEFITS AND POLICY VALUES

will not have the benefit of all of the features of the Policy. Following Attained Age 100:

•	No additional premiums can be paid

•	All riders terminate

•	Additional Sum Insured coverage terminates

•	No further death benefit option changes can be made

•	All Monthly Deductions are terminated

•	Loan interest continues to be charged

•	No partial surrenders are permitted

•	Normal loan processing continues

•	All unloaned Policy Account Value is transferred to the fixed-rate option

Regardless of which option you choose, on the Policy Anniversary closest to the insured’s 121st birthday we will pay the Policy Account Value less any Policy Debt to you, the successor owner, or your estate at that time, and this Policy will no longer be in effect.

The tax consequences of continuing the Policy beyond the insured’s 100th birthday are unclear. You should consult a tax adviser for more information.

To qualify as insurance under the Internal Revenue Code, all three options must pay at least the minimum death benefit required under Section 7702. We calculate this minimum using one of two methods: the Cash Value Accumulation Test (Cash Value Test) or the Guideline Premium and Cash Value Corridor Test (Guideline Premium Test). You decide which method you want used when you complete your application. Once you’ve made your choice, you cannot change it.

Here are some general guidelines for choosing between the Cash Value Test and the Guideline Premium Test:

Test Advantages
Cash Value Test	Guideline Premium Test
• allows you to make larger premium payments than the Guideline Premium Test	• allows greater proportion of Policy Account Value relative to death benefit than under the Cash Value Test
• increases the death benefit earlier than the Guideline Premium Test	• develops larger Policy Account Value due to lower death benefits

The minimum death benefit required on any date is equal to the Policy Account Value on that date multiplied by the death benefit factor shown in your Policy. These death benefit factors vary depending on whether you have selected the Cash Value Test or the Guideline Premium Test.

BENEFITS AND POLICY VALUES	PROSPECTUS	17

CHANGING YOUR DEATH BENEFIT OPTION

On and after the first Policy Anniversary you may change your death benefit option, as long as the insured is alive when we make the change. No evidence of insurability will be required. You must send us your signed written request in Good Order to our Customer Service Office. Such changes take effect on the Monthly Processing Date following or coinciding with our receipt of the request. Changing the death benefit option may have adverse tax consequences. You should consult a tax adviser before doing so.

If you change the death benefit option, we will increase or decrease the Policy’s Face Amount to keep the death benefit the same immediately before and after the change.

Any increase is applied directly to the Basic Sum Insured portion of the Initial Face Amount. A decrease reduces coverage in the same manner as a requested Face Amount decrease. See Decreasing the face amount.

We won’t deduct a surrender charge or impose new surrender charges in connection with changes in the death benefit option.

Limitations on your right to change the death benefit option

We will not permit any change if it results in a reduction of the Face Amount below our minimum Face Amount. We will not approve any request to change the option if Monthly Deductions are being waived under the Waiver of Monthly Deductions rider. If you exercise the benefit under any applicable Policy Continuation Rider, we will change your death benefit to Option 1 and no subsequent changes will be permitted. We will not approve any request to change from Option 1 or Option 2 to Option 3. No change to the death benefit option will be permitted on and after the Policy Anniversary on which the insured is Attained Age 100.

PAYING THE DEATH BENEFIT

We will pay a death benefit to the beneficiaries named in your Policy when we receive proof that the insured has died while the Policy was in effect. If there is reason to dispute the Policy, then we may delay the payment of death benefits. See Limits to GIAC’s right to challenge a policy.

POLICY VALUES

The following is a detailed breakdown of how we calculate the different values associated with your Policy.

Amounts in the Separate Account

Any Net Premiums that you allocate or transfer to a variable investment option are used to buy shares in the mutual fund corresponding to the variable investment option, according to your instructions. We will sell these shares when you make a withdrawal, transfer Policy Account Value or take a policy loan, or when we withdraw your Monthly Deduction, or make dollar cost averaging transfers. Based on the value of each share on

18	PROSPECTUS	BENEFITS AND POLICY VALUES

Cash surrender

value and net cash surrender value

Cash Surrender Value is the Policy Account Value minus any surrender charges. There are no surrender charges after your Policy or any Policy Segment has been in effect for 8 years. Net Cash Surrender Value is the amount you would actually receive if you surrendered your Policy.

the transaction date, we will sell the number of shares needed to cover the cost of that transaction. To reflect how investment performance affects Policy Account Value, we determine a unit value for each variable investment option. Unit values will vary among variable investment options. To calculate the value of your investment in a particular variable investment option, we multiply the unit value of the option by the number of units you own. Unit values change based on the investment performance of the underlying mutual fund shares. We calculate the unit value for each variable investment option at the end of each Business Day. Note that you bear all risks associated with the investments in the Separate Account.

Policy account value

Your Policy Account Value is the total value of the investments held in your Policy. This includes the value of your allocations to the fixed-rate and variable investment options, and any Policy values that may be in the Loan Account as collateral for a Policy loan. It is calculated as:

•	Net Premiums that you contribute to your Policy; plus or minus

•	any profit or loss generated by your Policy Account Value in the variable investment options; plus

•	any interest you earn on allocations to the fixed-rate option or interest we credit on the Loan Account; minus

•	your total Monthly Deductions; minus

•	any partial withdrawals you’ve made, minus

•	any transfer charges.

Policy Account Value varies from day to day. We do not guarantee a minimum Policy Account Value.

Cash surrender value and net cash surrender value

Cash Surrender Value is the Policy Account Value minus any surrender charges. There are no surrender charges after your Policy or any Policy Segment has been in effect for 8 years. Net Cash Surrender Value is the amount you would actually receive if you surrendered your life insurance policy. It is your Policy Account Value minus any surrender charges and minus any Policy Debt.

The value of any investments in the variable investment options may increase or decrease daily depending on how well the investments perform. A combination of partial withdrawals, Policy loans, unfavorable investment performance, and the ongoing Monthly Deduction can cause your Policy Account Value to drop below zero. Even if this happens, the Policy will not lapse if the No Lapse Guarantee is in effect and the No Lapse Guarantee Condition is satisfied. See No Lapse Guarantee. Certain rider benefits available under the Policy may also prevent your Policy from lapsing. See Appendix B.

BENEFITS AND POLICY VALUES	PROSPECTUS	19

PREMIUMS, DEDUCTIONS AND CHARGES

PREMIUMS

Your Policy will take effect once you have paid your Minimum Premium to Issue the Policy, but not before your Policy’s Issue Date. Once it has taken effect you decide the amount of your premium payments and when you want to make them. However, all premiums are subject to our limitations on premiums. See Limitations on premiums.

Your Minimum Premium to Issue the Policy must equal at least one sixth of your Minimum Annual to Issue Premium. Your Minimum Annual to Issue Premium is outlined in your Policy. Your Policy will also show a Minimum Annual Premium. Your Minimum Annual Premium is used solely to determine compliance with the No Lapse Guarantee Condition. If the Policy is to be issued based on premium payments made through a pre-authorized checking plan (i.e., Guard-o-matic), the Minimum Premium to Issue the Policy must equal 2/12 of the Minimum Annual to Issue Premium.

When you set up your Policy, you must choose a planned premium. This is the premium that you intend to pay periodically. We will send you a reminder when your planned premium is due, annually, semi-annually or quarterly, as requested unless you are paying your premiums through a pre-authorized checking plan. You are under no obligation to pay the planned premium as long as the Policy Account Value less Policy Debt is not less than zero.

All premiums must be paid to GIAC’s Customer Service Office. Each premium you pay must be at least $100, unless you are paying through a pre-authorized checking plan, in which case each premium must be at least $25. GIAC reserves the right, from time to time, to establish administrative rules that set forth acceptable forms of premium payments. Premium payments that are not deemed acceptable under these rules will be returned to you and not credited to the Policy. No premiums may be paid after the Policy Anniversary closest to the insured’s 100th birthday.

Limitations on premiums

We may limit the amount that you can pay into your Policy, including refusing or refunding premiums you pay, to attempt to preserve your Policy’s treatment as life insurance under federal tax laws.

Under the Guideline Premium Test, the maximum premium we will accept in any Policy Year is the greatest amount that will not violate Section 7702. We will refund to you any portion of a premium payment that violates these section 7702 limits with interest at an annual rate of 6%.

Under the Cash Value Accumulation Test, we will accept any premium that does not result in an increase in the death benefit as a result of Section 7702. If a premium would cause an increase in the death benefit under Section 7702, we will accept the payment provided the total of premium payments in a Policy Year does not exceed 150% of your

20	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Policy’s Target Premium. If you do not meet this test, we may still accept your premium payment if you prove that the insured meets our insurance requirements.

We will refund any portion of a premium payment that exceeds these limits.

Crediting payments

When you make a payment towards your Policy, we will credit it according to your instructions. If you do not provide specific instructions, or if your payment is received during a grace period, we will use the payment:

•	first to repay any Policy Debt

•	then, as a premium payment.

We normally credit your payment and allocate the Net Premium as of the Business Day we receive it, as long as we receive it at our Customer Service Office by the close of the Business Day. However, any payments that we receive before your Policy has been issued will be held in GIAC’s general account and credited on the Policy Issue Date, and any payments that we receive after your Policy has been issued that require additional underwriting will be held in GIAC’s general account and credited as of the date the underwriting process is complete.

See How your premiums are allocated and Policy loans for specific information on how your payments are distributed among the fixed-rate and variable investment options.

How your premiums are allocated

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge (see Deductions and charges) is the Net Premium. We invest your Net Premiums in the fixed-rate and/or variable investment options according to your instructions. When Net Premiums have been invested they become part of your Policy Account Value.

As part of your initial application, you tell us how you would like your Net Premiums distributed among the various allocation options. The percentage you choose for each allocation option must be in whole numbers, and the total must equal 100%. You may change how your Net Premiums are invested at any time by telling us in writing at our Customer Service Office or by calling 1-800-441-6455. Before you can request a future allocation change by telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455. See Transfers between the investment options, for further information on PINs and telephonic instructions. The change to your allocation instructions will be effective on and after the date we receive your instructions at our Customer

Investing net

premiums

When you make a payment towards your Policy, the amount that remains after we deduct the premium charge is the Net Premium. We invest your Net Premiums according to your instructions. When Net Premiums have been invested, they become part of your Policy Account Value.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	21

Service Office, but will not affect any existing Policy values. To change the allocation of these amounts, you must effect a transfer. See Transfers between the investment options.

Default

Policies with the No Lapse Guarantee feature

During the No Lapse Guarantee Period, your Policy is protected from lapsing as long as the No Lapse Guarantee Condition is satisfied. This feature guarantees that your Policy will not lapse, even if the Policy Account Value, after subtracting the Monthly Deductions, less Policy Debt is less than zero on a Monthly Processing Date. See No Lapse Guarantee.

If your Policy does not satisfy the No Lapse Guarantee Condition, and your Policy Account Value, after subtracting the Monthly Deduction, less any Policy Debt is less than zero on a Monthly Processing Date, you will have a 61-day grace period after this Monthly Processing Date to make a required payment. We will tell you that your Policy is in danger of lapsing, and the required payment you must make to keep it from lapsing, at least 30 days before the end of this grace period. If you must make a required payment, the premium required will be the lesser of (i) the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero or (ii) the amount necessary for your Policy to satisfy the No Lapse Guarantee Condition. If we do not receive the requested payment by the end of the 61-day grace period, the Policy will lapse.

Policies without the No Lapse Guarantee feature or after the No Lapse Guarantee has expired

After the No Lapse Guarantee Period has ended, your Policy will go into default if its Policy Account Value, after subtracting the Monthly Deductions, less Policy Debt is less than zero on a Monthly Processing Date. We will give you a 61-day grace period after this Monthly Processing Date to make a required payment. We will tell you that your Policy is in danger of lapsing, and the required payment you must pay to keep it from lapsing, at least 30 days before the end of this grace period. The required premium will be the amount required to bring the Policy Account Value less any Policy Debt to an amount equal to or greater than zero.

If we do not receive the required payment by the end of the 61-day grace period, your Policy will lapse without value.

At any time, your Policy may also go into default if you have outstanding Policy Debt, you do not pay the accrued interest due on a Policy Anniversary, and there are insufficient values in your Policy to capitalize the amount due. See Interest on your policy loans. If this happens, we will require you to make a loan repayment. If you do not make the required payment within 61 days, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the Policy is within the No Lapse Guarantee Period, and you satisfy the conditions, a loan repayment will not be required and your Policy will not lapse.

22	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Certain Policy riders that you can purchase at issue may also prevent your Policy from lapsing. Please consult your registered representative for further information.

Payments made during a grace period are applied first as a loan repayment, if applicable. See Interest on your policy loan and Repaying your policy loan. Any remaining amount is treated as a premium payment and allocated, after deducting any applicable premium charge, first to pay charges due, but not collected, and finally, to the fixed-rate and variable investment options according to your allocation instructions.

Reinstating your policy

If your Policy has lapsed (and you have not surrendered it for its Net Cash Surrender Value) you may reinstate it up to five years after the date of lapse. To reinstate your Policy:

•	we must receive your signed written application for reinstatement in Good Order at our Customer Service Office;

•	the insured must be alive on the date the reinstatement takes effect;

•	you must show that the insured meets our insurance requirements;

•	you must repay or reinstate any outstanding Policy Debt as of the date of lapse with interest at the maximum Policy loan interest rate from the date of lapse to the date of reinstatement (we will also credit interest to amounts in the Loan Account as described in Policy loans);

•	you must pay any Monthly Deductions due during the Policy’s grace period, but not collected, plus interest on this amount at an annual rate of 6% from the date of lapse to the date of reinstatement;

•	you must pay the difference between the surrender charge in effect at the time the Policy lapsed and the surrender charge in effect on the date of reinstatement; and

•	you must make a premium payment of an amount that, after deduction of applicable premium charges, is equal to three times the Monthly Deduction that was due on the Monthly Processing Date that was on or immediately preceding the date of lapse.

Your reinstated Policy will have the same Policy Date, Face Amount and death benefit option as the Policy that lapsed. The date of reinstatement will be the Monthly Processing Date on or after the date we approve the reinstatement. Charges for the Policy after reinstatement will be based on the insured’s Attained Age at the time of reinstatement and the duration from the original Issue Date. The Policy Account Value upon reinstatement will be the Policy Account Value in effect at the time of lapse, plus the required premium payment described above and any loan repayment you make at the time of reinstatement (see Repaying your policy loan).

The No Lapse Guarantee will not be reinstated. The right to exchange the Policy for a level premium fixed benefit whole life policy will also not be reinstated, except that we will allow an exchange if requested before the second Policy Anniversary.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	23

DEDUCTIONS AND CHARGES

GIAC makes various deductions and charges that are required to maintain your Flexible SolutionsSM VUL policy. These charges cover certain costs we incur with respect to the Policies, including:

•	the cost of underwriting, issuing and maintaining the Policies, including preparing and sending billing notices, reports and policyowner statements, communications with insurance agents and other overhead costs.

•	the risk that those insured under the Policies may not live as long as we estimated when we issued the Policy, and our administrative expenses may also be higher than expected.

•	the cost of paying death benefits, especially in the early Policy Years when the Policy Account Value may be far below the death benefit we pay if the insured dies.

•	our sales and promotional expenses, commissions, and local, state and federal taxes. You may not claim the portion of these charges used to pay taxes as a federal income tax deduction.

The amount of a charge does not necessarily correspond to our costs in providing the service or benefits associated with a particular Policy. For example, the premium charge and the surrender charge may not cover all of our actual sales expenses for the Policies, and proceeds from other charges, including the mortality and expense risk charge and cost of insurance charges, may be used in part to cover sales expenses. There may be a guaranteed charge, or maximum charge, and a current charge. The guaranteed charge is the most that we can charge you for a particular item. The current charge is what we are now charging for that item. We have the right to increase the current charge up to the guaranteed charge. We will tell you if we increase these charges. Once deductions and charges are taken from your Policy they do not contribute to the value of your Policy.

All of the deductions and charges are summarized and explained below. Any charges applicable to your Policy will be indicated in the “Policy Data” section of your Policy. Contact our Customer Service Office for more information about the deductions and charges. For information regarding compensation paid for the sale of the Policies, see Distribution of the policy.

TRANSACTION FEES

Premium charge

During each of the first 10 Policy Years after issue or after an increase in coverage, a charge of 7% is deducted from each premium you pay until you have paid one Target Premium in a Policy Year and 4% is deducted from premiums paid in excess of the Target Premium. After the 10th Policy Year, this charge drops to 4% for premiums paid in a Policy Year until you have paid one Target Premium in a Policy Year and 0% for premiums paid in excess of one Target Premium.

24	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Your Policy has a separate Target Premium for the Initial Face Amount and for any additional coverage you have added through Policy Segments. The Target Premium depends upon the insured’s age at issue or at the time the Face Amount is increased, underwriting class and sex (unless gender-neutral rates are required by law). The premium charge will be applied in the order that these Policy Segments were issued. Target Premiums for coverage added as Additional Sum Insured are lower than Target Premiums for coverage added as Basic Sum Insured. In order to calculate your premium charge, we will allocate each premium you pay during a Policy Year as follows:

•	first to your Policy’s Initial Face Amount, up to the Target Premium for that amount

•	then to any Policy Segments that are in force, in the order that they were purchased, up to the Target Premium for each Policy Segment

•	then proportionately, based on the Target Premium, among the Initial Face Amount and any Policy Segments that are in force.

This charge covers premium taxes assessed against us by the jurisdictions where the Policy is sold, plus a portion of our federal income taxes and a premium sales charge. Premium taxes vary from jurisdiction to jurisdiction and currently range up to 4%.

Surrender charge

During the first 8 Policy Years of the Initial Face Amount and each Policy Segment, we impose a surrender charge if you surrender your Policy.

We do not reduce or deduct the surrender charge upon a change in death benefit option or upon a partial withdrawal. In addition, we do not reduce or deduct the surrender charge if you reduce your Face Amount. The surrender charge shown on page 3 of your Policy remains in effect until you surrender your Policy for its Net Cash Surrender Value, at which time the surrender charge will be deducted, or until the expiration of the applicable surrender charge period.

The surrender charge is a percentage of the Surrender Charge Target Premium. The percentage declines as follows until it is zero after eight years:

Policy year:	1	2	3	4	5	6	7	8	9
Percentage of Surrender Charge Target Premium:	90%	80%	70%	60%	50%	35%	20%	5%	0%

The first year surrender charge varies from $2.70 to $51.093 per $1,000 of the Basic Sum Insured, depending on the insured’s age when the Policy started, sex and underwriting class.

A separate surrender charge is also calculated for each new Policy Segment, based on the coverage it provides and the insured’s age, sex, underwriting class and Face Amount when it was added to your Policy. This means that the total surrender charges under your Policy will be the sum of the different surrender charges for your Initial Face Amount and each Policy Segment. The surrender charge compensates us for administrative and sales-related expenses.

After we deduct any applicable surrender charge, a Policy’s Net Cash Surrender Value may be zero, particularly in the early Policy Years.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	25

Monthly

deductions

Each month we deduct from the Policy Account Value, amounts for administrative costs, the cost of insuring the insured, the mortality and expense risk charge and any riders. These deductions are made proportionately from your investments in the fixed-rate and variable investment options.

Transfer charge

You may transfer your Policy Account Value among the allocation options. If you make more than 12 transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We will deduct the transfer charge from the allocation options from which you are making the transfer, and will use this amount to offset our processing costs.

We will not deduct a transfer charge when:

•	you make multiple transfers under your Policy’s dollar cost averaging feature

•	you transfer amounts as part of taking or repaying a Policy loan, or

•	you transfer amounts out of a variable investment option because the investment policies of the corresponding mutual fund have materially changed.

We do not currently deduct transfer charges.

PERIODIC FEES

Monthly deductions from the policy account value

Each month we deduct from the Policy Account Value amounts to cover administrative costs, the cost of insuring the insured, the mortality and expense risk charge and the cost of any riders. The sum of these charges is your Policy’s Monthly Deduction. It is made proportionately from your Policy Account Value in the fixed-rate and variable investment options. The Monthly Deductions are calculated after we process any other requested transactions on the Policy, such as premium payments, loan repayments, withdrawals, transfers, Face Amount changes and changes in death benefit option. We do not make the Monthly Deduction after the Policy Anniversary closest to the insured’s 100th birthday.

Administrative charges

We deduct a monthly charge of $7.50.

We also deduct a monthly charge based on the Basic Sum Insured portion of the Face Amount or any Policy Segment on each Monthly Processing Date for the first 10 Policy Years after issue or after any increase in Face Amount. The amount of this charge depends on the insured’s age, sex and underwriting class when the Policy is issued or the Face Amount is increased. This charge is not reduced if you decrease your Face Amount.

The charge will range from $0.05 to $1.10 per $1,000 of the Basic Sum Insured. Your Policy’s charge is set forth in your Policy.

Mortality and expense risk charge

We deduct this charge based on the Policy Account Value in the variable investment options. Through the tenth Policy Anniversary, we deduct a monthly charge at a current annual rate of 0.60% of the Policy Account

26	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

Value in the variable investment options. Starting in the eleventh Policy Year, we deduct a monthly charge at a current annual rate of 0.20% of the Policy Account Value in the variable investment options up to the Account Value Breakpoint and 0% above the Account Value Breakpoint. After the 20th Policy Anniversary the current charge is 0%. The Account Value Breakpoint is equal to $100,000 less any Policy Account Value allocated to the fixed-rate option, but not less than zero. The mortality and expense risk charge is guaranteed never to exceed the current charge stated above plus 0.25% of the Policy Account Value.

Cost of insurance charge

This charge is based on our cost of insurance rates for insured people of the same age, sex, duration, Face Amount, and underwriting class. Any additional rating charges which are applied to the insured because he or she does not satisfy our insurance requirements for standard insurance are added to the cost of insurance charge. The maximum that we can charge for each $1,000 of net amount at risk is set out in your Policy and is based on the 1980 Commissioners’ Standard Ordinary Mortality Tables published by the National Association of Insurance Commissioners. The cost of insurance rate generally increases as the insured gets older. Rates are currently lower for Policies with a Face Amount at least equal to $500,000. If the Policy is eligible for the lower rates, they will apply to the Initial Face Amount and all Policy Segments. Our current cost of insurance charge rates are lower than the guaranteed charges.

We calculate the cost of insurance charge by multiplying your Policy’s Net Amount at Risk each month by the current cost of insurance rate that applies to the insured, and dividing the result by $1,000. The Net Amount at Risk reflects the difference between the death benefit and the Policy Account Value. The Net Amount at Risk is affected by investment performance, payments of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals, and changes in the Face Amount. Your Policy’s cost of insurance charge is calculated after the deduction of all other monthly Policy charges and monthly rider charges, with the exception of any Waiver of Monthly Deductions Rider attached to the Policy. A cost of insurance charge is determined separately for the Basic Sum Insured, Additional Sum Insured, and each Policy Segment.

After the first Policy Year, we may change the cost of insurance rates prospectively, at our discretion, up to the guaranteed rate listed in your Policy.

Charges for additional insurance benefits

If you acquire additional insurance benefits by buying one or more riders to the Policy, we will deduct rider costs. We deduct these from the Policy Account Value monthly.

Other charges and deductions

Interest on policy loans

If you have outstanding Policy Debt, we charge compound interest that accrues daily at an annual rate of 4%, payable in arrears until the later of

Cost of insurance

charge

This charge allows us to pay death benefits, especially in the early Policy Years when the Policy Account Value is far below the death benefit we pay if the insured dies.

PREMIUMS, DEDUCTIONS AND CHARGES	PROSPECTUS	27

the tenth Policy Anniversary or the insured’s Attained Age 65. At that time, the current annual rate falls to 3% for all existing and new Policy loans and is guaranteed not to exceed an annual rate of 3.5%. Interest is due on each Policy Anniversary. If you do not pay the interest on your loan when it is due, the amount will be capitalized and added to the Loan Account. See Policy Loans. The maximum amount of interest that can be capitalized is 100% of Net Cash Surrender Value.

Deductions from the Separate Account

We have the right to charge the Separate Account, the account through which we invest your premiums in the variable investment option, for any federal, state or local income taxes relating to the Separate Account. We also have the right to impose additional charges if there is a change in our tax status, if the income tax treatment of variable life insurance changes for insurance companies, or for any other tax-related charges associated with the Separate Account or the Policies. We don’t currently charge for taxes attributable to the Separate Account.

Deductions from mutual funds

Daily deductions are made from the assets of the mutual funds to cover advisory fees and other expenses. As a result, you pay these fees and expenses indirectly. These expenses, which vary from year to year, are summarized in the Charges and deductions tables of this prospectus and described in more detail in each fund’s prospectus.

Redemption fees

We reserve the right to collect any redemption fee imposed by any fund or if required by any regulatory authority.

28	PROSPECTUS	PREMIUMS, DEDUCTIONS AND CHARGES

YOUR ALLOCATION OPTIONS

AS PART OF YOUR POLICY you are able to direct where a portion of your premiums are allocated. There are several variable investment options and a fixed-rate option.

THE VARIABLE INVESTMENT OPTIONS

The variable investment options give you the opportunity to invest a portion of your Net Premiums, indirectly, in a series of mutual funds offering variable rates of return. The value of your investments will vary depending on the performance of the mutual funds. There is no minimum guaranteed Policy Account Value for the portion of your Policy that is held in the variable investment options.

The Separate Account

The Separate Account is the account through which we invest your Net Premiums in the variable investment options. We are the record owner of the assets in the Separate Account, and use them exclusively to support the variable life insurance policies issued through the Separate Account. The Separate Account consists of 38 investment divisions, each corresponding to a mutual fund or a series of a mutual fund in which the Separate Account invests. The Separate Account was established by GIAC’s Board of Directors on September 23, 1999 under the insurance law of the state of Delaware, and meets the definition of a separate account under the federal securities laws. Our Separate Account is registered with the SEC as a unit investment trust – a type of investment company under the Investment Company Act of 1940 (the 1940 Act). Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business.

Income, gains and losses, whether or not realized, from assets allocated to the Separate Account will be credited to or charged against the Separate Account without regard to our other income, gains or losses. Income, gains or losses credited to, or charged against, a variable investment option reflect that variable investment option’s investment performance and not the investment performance of our other assets. GIAC owns the assets held in the Separate Account. The assets equal to the reserves and other liabilities of the Separate Account are used only to support the variable life insurance policies issued through the Separate Account. Delaware insurance law provides that these assets may not be used to satisfy liabilities arising from any other business that GIAC may conduct. This means that the assets supporting policy values maintained in the variable investment options are not available to meet the claims of GIAC’s general creditors. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Account, accumulated charges for mortality and expense risks or the

YOUR ALLOCATION OPTIONS	PROSPECTUS	29

investment results attributable to GIAC’s retained assets. Because such retained assets do not support policy values, GIAC may transfer them from the Separate Account to its general account. GIAC is obligated to pay all amounts promised to policyowners under the Policies.

Each mutual fund is described briefly below. Complete information can be found in the accompanying fund prospectuses.

The Funds

Each of the funds corresponding to a variable investment option is either an open-end management company or a series of an open-end management company registered with the Securities and Exchange Commission. We buy and sell shares of the funds at their net asset value in response to your instructions and other policy-related transactions.

Currently, other investment products that we and other insurers offer are also able to invest in certain of the mutual funds through the Separate Account. While the Board of Directors of each fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts arising out of this arrangement, we may also take actions to protect the interests of our policyowners. For more information see Rights reserved by GIAC, and the prospectuses for the individual mutual funds.

Investment objectives and policies of the funds

Each fund has a different investment objective that it tries to achieve by following certain investment policies. These objectives affect the potential risks and returns for each fund, and there is no guarantee that a fund will be able to meet its investment objectives fully. Some funds have similar investment objectives and policies to other funds managed by the same adviser. The investment results of the funds, however, may be higher or lower than the adviser’s other funds. There is no assurance, and we make no representation, that the performance of any fund will be comparable to the performance results of any other fund.

The table below summarizes each fund’s investment objective, along with the typical investments that make up that fund. There is no assurance that any of the funds will achieve its stated objective(s). For example, during extended periods of low interest rates, the yields of money market variable investment options may become extremely low and possibly negative. You can find more detailed information about the funds, including a description of risks and expenses, in the prospectuses for the funds that accompany this prospectus. You should read these prospectuses carefully, consider the investment objectives, risks, fees and charges, and keep them for future reference. The AIM, AllianceBernstein, Davis, Fidelity, Gabelli, Janus, MFS, and Value Line funds are not affiliated with GIAC.

30	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser

The Guardian Stock Fund	Long-term growth of capital	U.S. common stocks	Guardian Investor Services LLC 7 Hanover Square New York, NY 10004
The Guardian VC 500 Index Fund	Seeks to match the investment performance of the Standard & Poor’s 500 Composite Stock Price Index (“the S&P Index”)	Common stocks of companies in the S&P Index, which emphasizes large U.S. Companies
The Guardian VC Asset Allocation Fund	Long-term total investment return consistent with moderate investment risk	Shares of The Guardian VC 500 Index Fund, The Guardian Stock Fund, The Guardian Bond Fund, and The Guardian Cash Fund
The Guardian VC High Yield Bond Fund	Current income; capital appreciation is a secondary objective	Corporate bonds and other debt securities rated below investment grade
The Guardian VC Low Duration Bond Fund	Seeks a high level of current income consistent with preservation of capital	Investment grade debt obligations, such as corporate bonds, mortgage-backed and asset-backed securities and obligations of the U.S. government and its agencies
The Guardian UBS VC Large Cap Value Fund	Seeks to maximize total return, consisting of capital appreciation and current income	Normally, at least 80% of the value of the Fund’s net assets is invested in equity securities issued by companies with large market capitali- zation at the time of purchase	Guardian Investor Services LLC (Adviser) 7 Hanover Square New York, NY 10004 UBS Global Asset Management (Americas) Inc. (Sub-adviser) One North Wacker Drive Chicago, Illinois 60606
The Guardian UBS VC Small Cap Value Fund	Seeks to maximize total return, consisting of capital appreciation and current income	Normally, at least 80% of the value of the Fund’s net assets is invested in equity securities issued by companies with small market capitalization at the time of purchase
The Guardian Bond Fund	Maximum income without undue risk of principal; capital appreciation is a secondary objective	Investment grade debt obligations	Guardian Investor Services LLC 7 Hanover Square New York, NY 10004
The Guardian Cash Fund	High level of current income consistent with liquidity and preservation of capital	Money market instruments
Baillie Gifford International Growth Fund	Long-term capital appreciation	Common stocks and convertible securities issued by foreign companies	Guardian Baillie Gifford Limited (Adviser) Baillie Gifford Overseas Limited (Sub-adviser) Calton Square, 1 Greenside Row Edinburgh, EH1 3AN, Scotland
Baillie Gifford Emerging Markets Fund	Long-term capital appreciation	Common stocks and convertible securities of emerging market companies
The Guardian Small Cap Stock Fund	Long-term growth of capital	U.S. common stocks of companies with small market capitalization	Guardian Investor Services LLC 7 Hanover Square New York, NY 10004
Gabelli Capital Asset Fund	Growth of capital; current income is a secondary objective	U.S. common stocks and convertible securities	Gabelli Funds, LLC (Gabelli) One Corporate Center Rye, New York 10580-1422

YOUR ALLOCATION OPTIONS	PROSPECTUS	31

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser

AIM V.I. Capital Appreciation Fund (Series 1)	Growth of capital	Common stocks	A I M Advisors, Inc. (AIM) 11 Greenway Plaza, Suite 100 Houston, Texas 77046-1173
AIM V.I. Utilities Fund (Series I)	Capital growth and income	Equity securities and equity-related instruments of companies engaged in the utilities-related industries
AIM V.I. Premier Equity Fund (Series 1)	Long-term growth of capital. Income is a secondary objective	Equity securities judged to be under-valued by the investment advisor
AllianceBernstein Growth & income Portfolio (Class B)	Reasonable current income and reasonable opportunity for capital appreciation	Dividend paying common stocks of good quality; also fixed-income, convertible securities, and securities of foreign issuers	Alliance Capital Management L.P. (AllianceBernstein) 1345 Avenue of the Americas New York, New York 10105
AllianceBernstein Large Cap Growth Portfolio (Class B)	Growth of capital by pursuing aggressive investment policies	Equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth
AllianceBernstein Global Technology Portfolio (Class B)	Growth of capital and only incidentally current income	Securities of companies that use technology extensively in the development of new or improved products or processes
AllianceBernstein Value Portfolio (Class B)	Long-term growth of capital	Diversified portfolio of equity securities
Davis Financial Portfolio	Long-term growth of capital	Common stocks of financial companies	Davis Selected Advisers, LP (Davis) 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706
Davis Real Estate Portfolio	Total return through a combination of growth and income	Securities issued by companies that are “principally engaged” in real estate
Davis Value Portfolio99	Long-term growth of capital	U.S. common stocks of companies with at least $10 billion market capitalization
Fidelity VIP Contrafund® Portfolio (Service Class 2)	Long-term capital appreciation	U.S. and foreign common stocks of companies believed to be undervalued	Fidelity Management & Research Company (Fidelity) 82 Devonshire Street Boston, MA 02109
Fidelity VIP Equity-Income Portfolio (Service Class 2)	Reasonable income; also considers potential for capital appreciation	Income-producing equity securities
Fidelity VIP Growth Opportunities (Service Class 2)	Capital growth	U.S. and foreign common stocks Portfolio
Fidelity VIP Mid Cap Portfolio (Service Class 2)	Long-term growth of capital	Common stocks with medium market capitalization, both U.S. and foreign
Janus Aspen Forty Portfolio (Institutional Shares)	Long-term growth of capital	Equity securities of companies of any size; non-diversified; it will pursue its objective by investing primarily in a core group of 20 to 40 common stocks selected for their growth potential	Janus Capital Management LLC (Janus) 151 Detroit Street Denver, Colorado 80206-4928
Janus Aspen Large Cap Growth Portfolio (Institutional Shares)	Long term growth of capital in a manner consistent with preservation of capital	Invests, under normal circumstances, at least 80% of its net assets in large-sized companies (those whose market capitalization falls within the range of companies in the Russell 1000® Index, at the time of purchase.)
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	Long-term growth of capital	Equity securities of mid-sized companies
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	Long term growth of capital in a manner consistent with preservation of capital	Common stocks of foreign and U.S. issuers; usually invests in at least five countries, including the U.S.

32	PROSPECTUS	YOUR ALLOCATION OPTIONS

Variable investment options

Fund	Investment objectives	Typical investments	Investment Adviser

MFS Emerging Growth Series (Initial Class)	Long-term growth of capital	Common stocks and related securities, such as preferred stock, convertible securities, and depositary receipts for those securities of emerging growth companies of any size	Massachusetts Financial Services Company (MFS) 500 Boylston Street Boston, MA 02116
MFS Investors Trust Series (Initial Class)	Long-term growth of capital with a secondary objective to seek reasonable current income	Common stocks and related securities, such as preferred stock, convertible securities, and depositary receipts issued by U.S. and foreign companies
MFS New Discovery Series (Initial Class)	Capital appreciation	Equity securities of companies that offer superior prospects for growth, both U.S. and foreign
MFS Research Series (Initial Class)	Long-term growth of capital and future income	Equity securities of companies both U.S. and foreign believed to possess favorable prospects for long-term growth
MFS Total Return Series (Initial Class)	Above average income consistent with prudent employment of capital; as a secondary objective, to provide reasonable opportunity for growth of capital and income	Broad list of securities, including a combination of equity and fixed-income, both U.S. and foreign
Value Line Centurion Fund	Long-term growth of capital	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System	Value Line, Inc. (Value Line) 220 East 42nd Street New York, NY 10017
Value Line Strategic Asset Management Trust	High total investment return consistent with reasonable risk	U.S. common stocks with selections based on the Value Line Timeliness™ Ranking System, bonds and money market instruments

Some of these Funds may not be available in your state.

Some investment advisers (or their affiliates) may pay GIAC or GIS compensation for administration, distribution or other services provided with respect to the funds and their availability through the Policy. Currently, these advisers include MFS, AIM, Fidelity, Davis, Gabelli, AllianceBernstein, Janus, and Value Line. The amount of this compensation currently ranges from .15% to .25% of the assets of the fund attributable to the Policies issued by GIAC. GIAC or GIS may also receive 12b-1 fees from a fund. Currently, GIAC or GIS receives 12b-1 fees ranging from .08% to .40% of the assets of the fund attributable to the Policies issued by GIAC from funds sponsored by Fidelity, Value Line, and AllianceBernstein.

YOUR ALLOCATION OPTIONS	PROSPECTUS	33

Fixed-rate option

The Net Premiums or Policy Account Value you allocate to the fixed-rate option earn a set rate of interest. Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

THE FIXED-RATE OPTION

The Net Premiums you allocate to the fixed-rate option earn a set rate of interest. You may allocate some or all of your Net Premiums to the fixed-rate option, and may transfer some or all of your investments in the variable investment options into the fixed-rate option. There are restrictions on making transfers out of the fixed-rate option. See Transfers between the investment options. Your Policy Account Value in the fixed-rate option is backed by GIAC’s general account.

We have not registered the fixed-rate option or our general account as investment companies, and interests in the fixed-rate option are not registered under the Securities Act of 1933. The SEC staff does not review the prospectus disclosure about the fixed-rate option or the general account, but the information we present may be subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of information appearing in a prospectus.

Amounts in the fixed-rate option

The total amount that you have invested in the fixed-rate option consists of:

•	the portion of your Net Premiums and any loan repayments that you have allocated to this option, plus

•	any amounts that you have transferred to this option from the variable investment options, plus

•	the interest paid on your Policy Account Value in this option, minus

•	any deductions, withdrawals, loans, or transfers from the fixed-rate option, including applicable charges.

Interest on amounts in the Fixed-rate option accrues daily on the total that you have invested in the fixed-rate option, including interest you have earned in previous years. We credit interest to the fixed-rate option whenever a financial transaction takes place under the Policy. The minimum annual interest rate for the fixed-rate option is 3%. Interest rates may be changed at any time in our discretion and the new rate will apply to all Policy Account Value in or allocated to the fixed-rate option from the date it is declared until the date the rate is changed again. We are not obliged to pay more than 3% in interest, although we may choose to do so.

34	PROSPECTUS	YOUR ALLOCATION OPTIONS

SPECIAL FEATURES OF YOUR POLICY

POLICY LOANS

While the insured is alive, you may borrow all or a portion of the loan value of your Policy by assigning your Policy to us as collateral for your loan. Your Policy’s loan value is:

•	98% of the cash surrender value of your Policy on the Business Day we receive your signed written request in Good Order.

•	minus

–	any outstanding Policy Debt on that Business Day

•	minus any interest due at the next Policy Anniversary on any existing Policy Debt

•	minus any interest that will be due at the next Policy Anniversary on the amount to be borrowed.

•	minus the amount of the most recent Monthly Deduction multiplied by the number of Monthly Processing Dates between the current Business Day and the next Policy Anniversary.

The minimum loan amount is $500, or your Policy’s loan value, whichever is less. We will normally pay loan proceeds to you within seven days of receiving your request (see Policy proceeds for exceptions to this general rule).

When taking out a Policy loan, you should consider:

•	amounts transferred out of the variable and fixed-rate options and into our Loan Account are no longer affected by the investment experience, positive or negative, or interest crediting, of those allocation options

•	as a result, taking a Policy loan will have a permanent effect on your Policy Account Value, even after the loan is repaid in full

•	the amount of your Policy that is available for withdrawal or surrender, and your Policy’s death benefit proceeds, will also be reduced dollar-for-dollar by the amount of any Policy Debt

•	There may be tax consequences associated with taking a Policy loan. See Tax considerations for a discussion of modified endowment contracts and the effects on Policy loans.

When you request a loan, we will first transfer the amount requested from the Policy Account Value in the variable investment options that you specify in your request to our Loan Account. If the amount of the loan requested exceeds the Policy Account Value in all variable investment options, we will transfer the excess from your Policy Account Value in the fixed-rate option into our Loan Account. If you fail to specify the variable investment options from which to deduct your loan, we will process the loan request proportionately in relation to the amounts you have in each variable investment option. We will not process any request for a loan that exceeds the amount available.

Amounts in the Loan Account will earn interest at a minimum annual rate of 3%. We credit this interest to the Loan Account whenever a

Policy loans

While the insured is alive, you may borrow all or a portion of the loan value of your Policy by assigning your Policy to us as collateral for your loan.

SPECIAL FEATURES	PROSPECTUS	35

Interest on

policy loans

We charge interest at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 65. After this point the current annual rate falls to 3% for all existing and new Policy loans and is guaranteed not to exceed 3.5% annually.

financial transaction takes place under the Policy. The tax consequences of a Policy loan are uncertain if the difference between the interest rate we charge on the loan and the interest rate earned on the loan is very small or non-existent. See Treatment of Policy Proceeds.

Interest on your policy loan

We charge compound interest that accrues daily at an annual rate of 4% on all outstanding Policy Debt, payable in arrears, until the later of the 10th anniversary of your Policy or the insured’s Attained Age 65. At this time the current annual rate falls to 3% for all existing and new Policy loans. The interest rate charged after the later of the 10th Policy Anniversary or the insured’s Attained Age 65, is guaranteed not to exceed 3.5%. Interest accrues daily and is due on each Policy Anniversary.

If you do not pay the interest on your loan when it is due, we will attempt to pay it by transferring an amount equal to the difference between the Policy Debt and the Loan Account from the values associated with your Policy to the Loan Account so that the Loan Account equals the Policy Debt. We do this by first transferring any interest that has accrued on amounts in the Loan Account. If this is not sufficient to cover the unpaid loan interest, we will transfer the necessary amount from the variable investment options and the fixed-rate option proportionately, in relation to the amounts you have in these options. If this is still not enough to cover the full amount of loan interest due, we will transfer the amount that is available and require you to make a loan repayment to cover the difference within 61 days. If you do not make the required payment, the Policy will lapse. We will notify you at least 30 days before the Policy lapses and advise you of this situation. If the Policy is within the No Lapse Guarantee Period, or you have a Guaranteed Coverage Rider, and you satisfy the conditions, a loan repayment will not be required and your Policy will not lapse. In this situation, however, the loan interest that was not covered by the transfer will continue to be part of the Policy Debt.

If the insured dies before the 61 day period ends, we will pay the beneficiary the death benefit proceeds, minus the amount of the required payment.

There may be adverse tax consequences if your Policy lapses and you have outstanding Policy Debt.

Repaying your policy loan

Except for required loan repayments, you may repay all or part of any outstanding Policy Debt at any time while the insured is alive and the Policy is in force.

If the insured has died and the death benefit proceeds have not been paid, either in cash or under a payment option, you have 60 days after his or her death to repay any Policy Debt. If you do, we will then increase the amount payable to the beneficiary by the amount of your repayment.

36	PROSPECTUS	SPECIAL FEATURES

Except for required loan repayments (see Interest on your policy loan), loan repayments are generally applied first to pay loan interest accrued but not yet capitalized, then to reduce outstanding loan principal in the following manner:

Where (a) is the amount of the loan repayment and (b) is the amount of loan interest that has accrued but not yet been capitalized:

If (a) is greater than or equal to (b), we will reduce the interest that has accrued but not yet been capitalized and interest credited to the Loan Amount since the previous Policy Anniversary to Zero. The amount by which the loan repayment exceeds the amount of loan interest that has accrued but not yet been capitalized will be used to reduce the Loan Amount. We do this by transferring an amount equal to the excess out of the Loan Account.

If (a) is less than (b), we reduce both the loan interest that has accrued but not yet been capitalized and the interest credited to the Loan Amount since the previous Policy Anniversary, by the ratio of (a) divided by (b). The amount by which the interest credited to the Loan Amount is reduced is transferred from the Loan Account.

Any amounts transferred from the Loan Account to reduce the Loan Amount or to reduce interest credited to the Loan Amount are allocated according to your instructions. If you do not provide allocation instructions with your loan repayment, we will use your most current allocation instructions for premium payments.

Transfers under your Policy that are made in connection with Policy loans are not subject to transfer charges. Also, loan repayments are not subject to premium charges, so it may be to your advantage, if you have outstanding loans or interest, to make loan repayments rather than premium payments.

DECREASING THE FACE AMOUNT

You may request a reduction in the Policy’s Face Amount at any time. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office

•	the insured is alive on the date the decrease will take effect

•	the reduction is at least $5,000 unless it is caused by a partial withdrawal or death benefit option change, in which case the $5,000 minimum does not apply

•	the new Face Amount is not lower than our minimum Face Amount, and

•	the Monthly Deductions are not currently being waived under a Waiver of Monthly Deductions rider.

Decreasing the

face amount

You may request a reduction in your Policy’s Face Amount, which is the guaranteed minimum amount your Policy will pay at death or maturity, at any time.

SPECIAL FEATURES	PROSPECTUS	37

We will reduce your Face Amount on the Monthly Processing Date coinciding with or next following the date we approve your request. We’ll send you revised Policy pages reflecting the changes to your Policy.

If you have increased your Policy’s Face Amount by adding Policy Segments, we will reduce the Face Amount starting with the most recent Policy Segment. Within each Policy Segment, we will first decrease any Additional Sum Insured and then Basic Sum Insured. Finally, we will reduce the Additional Sum Insured and the Basic Sum Insured, in that order, of the Initial Face Amount.

Reducing the Face Amount of your Policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Face Amount also may reduce the federal tax law limits on what you can put into the Policy. In these cases, you may need to have a portion of the Policy’s cash value paid to you to comply with federal tax law.

INCREASING THE FACE AMOUNT

On and after the first Policy Anniversary up to and including the insured’s Attained Age 85, you may ask us to increase your Policy’s Face Amount. To do this we require that:

•	we receive your signed written request in Good Order at our Customer Service Office

•	you prove that the insured meets our insurance requirements

•	the increase be for at least $10,000, and

•	Monthly Deductions are not currently being waived under a Waiver of Monthly Deductions rider.

We will increase your Face Amount on the Monthly Processing Date coinciding with or next following the date we approve your request, provided the insured is alive on that date. The issue age for the increase will be the insured’s Attained Age under the Policy on the effective date of the increase. We’ll send you revised Policy pages reflecting the changes to your Policy.

The new Policy Segment resulting from a Face Amount increase can be either Basic Sum Insured coverage or Additional Sum Insured coverage, or a combination. However, the total amount of Additional Sum Insured coverage cannot exceed 400% of the Basic Sum Insured. If your request to increase the Face Amount does not specify how you wish to have the Policy Segment proportioned, we will treat the increase as Basic Sum Insured coverage.

An increase in Face Amount will be accompanied by a cost of insurance charge for the increase, new Target Premiums and Minimum Annual Premium. In addition, the Basic Sum Insured portion of the Face Amount increase will have new surrender and administrative charges. Increasing the Face Amount also may have tax consequences, including possibly causing your Policy to be considered a modified endowment contract under the Internal Revenue Code.

38	PROSPECTUS	SPECIAL FEATURES

PARTIAL WITHDRAWALS

At any time while the insured is living and prior to the Policy Anniversary on which the insured is Attained Age 100, you may withdraw part of your Policy’s Net Cash Surrender Value. Your signed written request for withdrawal in Good Order must be received by our Customer Service Office. The minimum partial withdrawal is $500. We have the right to limit the number of partial withdrawals you make in a Policy Year to 12.

If we approve your request, it will be effective as of the Business Day we receive it at our Customer Service Office. The proceeds will normally be paid within seven days of the time we receive your request. For exceptions to this general rule see Policy proceeds. We will not approve or process a partial withdrawal if:

•	your remaining Net Cash Surrender Value would be insufficient to cover three times the most recent Monthly Deduction, or

•	you have chosen death benefit Option 1 or Option 3 and the partial withdrawal would cause your Policy’s Face Amount to fall below our minimum Face Amount, or

•	the amount of the partial withdrawal request exceeds the amount available for withdrawal.

We will tell you if these conditions apply.

A partial withdrawal will reduce your Policy Account Value by the amount of the partial withdrawal. In addition the Face Amount will be reduced by the amount of any partial withdrawal that exceeds the reduction-free partial withdrawal amount. The reduction-free partial withdrawal amount is the maximum withdrawal that you can take without triggering a reduction in your Face Amount. So if you wish to make a partial withdrawal that does not reduce your Face Amount, you should make a reduction-free partial withdrawal. The amount of your reduction-free partial withdrawal depends on the death benefit option in effect. If you have increased your Policy’s Face Amount by adding Policy Segments, we will reduce the Face Amount starting with the most recent Policy Segment and ending with the Additional Sum Insured and the Basic Sum Insured, in that order. See Decreasing the face amount.

We deduct the amount of your withdrawal from the Policy Account Value attributable to the variable investment options that you specified in your request. If the partial withdrawal request exceeds the Policy Account Value attributable to all variable investment options, we will deduct the excess amount from the Policy Account Value attributable to the fixed-rate option. If you fail to specify the variable investment options from which to deduct your partial withdrawal, we will deduct the partial withdrawal proportionately in relation to the amounts you have in each variable investment options.

The tax consequences of making partial withdrawals are discussed under Tax considerations.

Partial

withdrawals

At any time while the insured is living, you may withdraw part of your Policy’s Net Cash Surrender Value. The minimum partial withdrawal is $500.

SPECIAL FEATURES	PROSPECTUS	39

Surrendering

your policy

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the time we receive your request in Good Order.

Transfers

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower.

SURRENDERING YOUR POLICY

You may surrender your Policy for its Net Cash Surrender Value while the insured is alive. We will calculate your Policy’s Net Cash Surrender Value as of the close of the Business Day we receive your signed written request in Good Order, which must include your Policy at our Customer Service Office. If your Policy is lost we may require an acceptable affidavit confirming this fact. Upon surrender, the Policy will terminate and all insurance under the Policy will end. Your Policy’s Net Cash Surrender Value will normally be sent to you within seven days of the time we receive your request. Your Policy’s Net Cash Surrender Value will be calculated as follows:

•	your Policy Account Value, including any amount held in the Loan Account, minus

•	any surrender charges, minus

•	any outstanding Policy Debt.

If the surrender request is processed on a Monthly Processing Date, we will not deduct the Monthly Deduction due on that date from the Policy Account Value in determining the Net Cash Surrender Value.

Your total surrender charges will be the total of the surrender charges for the Initial Face Amount and for any Policy Segments. See Deductions and charges.

EXAMPLE

Surrender in policy year 5

Male insured, Age 35

Preferred Plus Underwriting Class

Face Amount: $400,000

Annual Policy Premium: $3,900

Assuming 6% hypothetical gross return: (5.14% net return) (See Appendix A)

Policy Account Value	$13,043

Surrender Charge	1,950

Policy Debt	0

Net Cash Surrender Value	$11,093

For a discussion of the tax consequences of surrendering your Policy, see Tax considerations.

TRANSFERS BETWEEN THE INVESTMENT OPTIONS

You may ask us to transfer your Policy Account Value in and out of the variable investment options, or into the fixed-rate option, at any time. We will make transfers based on the unit values at the end of the

40	PROSPECTUS	SPECIAL FEATURES

Business Day on which we receive your instructions in Good Order, either in writing or by telephone. You can request a transfer by writing to our Customer Service Office or by calling 1-800-441-6455. Before you can request transfers over the telephone, you must first establish a Personal Identification Number (PIN). If you did not request a PIN at the time of application, you may do so by contacting your Registered Representative or calling 1-800-441-6455.

If we receive your written or telephonic transfer request on a Business Day before the close of business, you will receive that day’s unit values. Telephone transfer requests will be considered received before the close of business if the telephone call is completed not later than the close of business. We will ask callers to provide identification and a personal security code for the Policy, and will accept the instructions of anyone who can provide this information. We may also record telephone transfer requests without notifying the caller. If we reasonably believe that telephone instructions are genuine, we are not liable for any losses, damages or costs resulting from a transaction. As a result, by establishing a PIN you bear the risk of, and agree to indemnify us and hold us harmless against, any liability from acts or omissions, including any loss, expense, mistake, misinstruction, mistransmission or cost, arising out of any unauthorized or fraudulent telephone transactions.

The rules for telephone transfers are subject to change, and we reserve the right to suspend or withdraw this service without notice. During periods of financial market or economic volatility, it may be difficult to contact us in order to make a transfer by telephone. If this happens, you should send your request to us in writing.

Each transfer must be for a minimum of $500, or the total amount you have invested in the option you are transferring funds out of, whichever is lower. If you make more than twelve transfers within a Policy Year, we reserve the right to charge you $25 for each additional transfer you make in that year. We do not currently charge for additional transfers. We also reserve the right to limit you to one transfer every 30 days. There are also restrictions on making transfers out of the fixed-rate option, which are outlined below.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying fund shares if the trading takes advantage of any lag between a change in the value of an underlying fund’s portfolio securities and the reflection of that change in the underlying fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying fund at a price that does not reflect the current market value of the portfolio securities of the underlying fund, and then to realize a profit when the shares are sold the next business day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying funds, and may disrupt an underlying fund’s portfolio management strategy, requiring it to

SPECIAL FEATURES	PROSPECTUS	41

maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the fund.

GIAC endeavors to protect long-term policyowners by maintaining policies and procedures to discourage frequent transfers among investment options under the policies, and has no arrangements in place to permit any policyowner to engage in frequent transfer activity. If you wish to engage in such strategies, do not purchase this Policy.

If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all policyowners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other policyowners and persons with material rights under a policy. This may include applying the restrictions to any policies that we believe are related (e.g., two policies with the same owner or owned by spouses or by different partnerships or corporations that are under common control). The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any policyowners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain policy provisions that are required and approved by state insurance departments, include, without limitation:

•	limiting the frequency of transfers to not more than once every 30 days;

•	imposing a fee of $25 per transfer, if you make more than twelve transfers within a policy year;

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

•	imposing a holding period between transfers; or

42	PROSPECTUS	SPECIAL FEATURES

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers or expressly limit the number or frequency of transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by policyowners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on policyowners engaging in frequent transfers. In addition, our orders to purchase shares of the funds are generally subject to acceptance by the fund, and in some cases a fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any policyowner’s transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable fund.

The underlying funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying funds and the policies and procedures we have adopted to discourage frequent transfers. For instance, an underlying fund may impose a redemption fee. Policyowners should be aware that we may not have the contractual obligation or the operational capacity to monitor policyowners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying funds that would be affected by the transfers. For example, underlying funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying funds that we offer under our variable insurance policies, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the policy level to discourage frequent transfers.

You should note that other insurance companies and retirement plans also invest in the underlying funds and that those companies or plans may or may not have their own policies and procedures on frequent

SPECIAL FEATURES	PROSPECTUS	43

Dollar cost

averaging

Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular variable investment option or options each month, over a period of time. Dollar cost averaging may reduce the impact of price fluctuations on unit values of the variable investment options over the period that automatic transfers are made, but cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

transfers. You should also know that the purchase and redemption orders received by the underlying funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the underlying funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the fund. In addition, if an underlying fund believes that an omnibus order we submit may reflect one or more transfer requests from policyowners engaged in frequent transfer activity, the underlying fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying fund.

In the future, some funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

TRANSFERS FROM THE FIXED-RATE OPTION

You may only transfer your Policy Account Value out of the fixed-rate option once each Policy Year. We must receive your request within 30 days of your Policy Anniversary. If we receive your request on or within 30 days before your Policy Anniversary, we will make the transfer on your Policy Anniversary. If we receive your request in the 30 day period after your Policy Anniversary, we will make the transfer on the Business Day we receive your request. We will not honor requests to transfer investments out of the fixed-rate option that we receive at any other time of the year.

The maximum that you may transfer out of the fixed-rate option each Policy Year is either 33 1/3% of your allocation in the fixed-rate option on the Policy Anniversary on or immediately preceding the date of transfer, or $2,500, whichever is higher. If you have less than $2,500 in the fixed-rate option, you may transfer the entire amount.

DOLLAR COST AVERAGING TRANSFER OPTION

Under this option, you transfer the same dollar amount from The Guardian Cash Fund to a particular variable investment option or options each month, over a period of time. Using dollar cost averaging, you purchase more units in the variable investment options when their share prices are lower, and fewer units when prices are higher. In this way, dollar cost averaging may reduce the impact of price fluctuations on unit

44	PROSPECTUS	SPECIAL FEATURES

values of the variable investment options over the period that automatic transfers are made. However, this strategy cannot guarantee an increase in the overall value of your investments or offer protection against losses in a declining market.

More detailed information concerning our dollar-cost averaging program is available upon request from our Customer Service Office.

POLICY PROCEEDS

The amount that your beneficiaries will receive upon the death of the insured is determined as explained under Death benefit options, and is payable when we receive proof that the insured has died while the Policy was in effect. It is calculated as follows:

•	the death proceeds based on the death benefit option in effect as of the date of the insured’s death, plus

•	the proceeds of any coverage you have added to your Policy through additional benefit riders, minus

•	as of the date of the insured’s death, any outstanding Policy Debt, minus

•	as of the date of the insured’s death, the lesser of:

•	the amount required to bring the Policy Account Value less Policy Debt up to zero; or

•	the amount of any payment under the No Lapse Guarantee, if applicable; or

•	any deficiency in the guaranteed coverage requirement of the Guaranteed Coverage Rider, if applicable.

We may adjust the death proceeds paid to the beneficiaries if:

•	the age or sex listed on the Policy application is incorrect

•	the insured commits suicide within two years of the Policy Issue Date or change in the Face Amount

•	there are limits imposed by riders to the Policy.

The amount of all other transactions will be calculated as of the end of the Business Day on which we receive the necessary instructions, information or documentation at our Customer Service Office.

If the proceeds are being taken from your Policy Account Value in the variable investment options, we will normally pay proceeds within seven days of receiving the necessary information. However, we may delay any transfers, loans or other payments made from the variable investment options when:

•	the New York Stock Exchange is closed, except for weekends or holidays, or when trading has been restricted

•	the Securities and Exchange Commission determines that a state of emergency exists, making policy transactions impracticable, or

SPECIAL FEATURES	PROSPECTUS	45

Exchanging a

policy

You may exchange all or a portion of your Flexible SolutionsSM VUL policy for a level premium fixed-benefit whole life policy issued by us or one of our affiliates, without having to prove that the insured meets our insurance requirements.

•	when one or more of the mutual funds corresponding to the variable investment options legally suspends payment or redemption of their shares.

We will pay interest on the death proceeds as required by state law.

If the proceeds are from your Policy Account Value in the fixed-rate option, they will normally be paid promptly once we have received the necessary information. However, we may delay any transfers, loans or other payments made from the fixed-rate option for up to six months from the date of your request. If we do this, we will pay interest of at least 3% per year on payments that we delay for 30 days or more. Please note that requests for transfers from the fixed-rate option may only be made during certain periods. See Transfers from the fixed-rate option.

EXCHANGING A POLICY

Exchange for Fixed-Benefit Whole Life Insurance Option

At any time prior to the later of the insured’s Attained Age 70 or the second policy anniversary, you have the right to exchange all or a portion of your Flexible SolutionsSM VUL policy for a level premium fixed-benefit whole life policy issued by us or our affiliate, Guardian Life, without having to prove that the insured meets our insurance requirements. Once exercised, this right terminates.

Under the new policy, your policy value will be held in the issuer’s general account. The face amount of the new policy cannot exceed the Face Amount of this Policy on the date you make the exchange nor can the face amount of the new policy be less than the minimum face amount permitted under GIAC’s or its affiliate’s rules. If you exchange a portion of the Face Amount, a pro rata portion of this Policy’s Net Cash Surrender Value will be withdrawn and applied to the new policy and the remaining Face Amount of this Policy must meet GIAC’s minimum face amount requirements. If it does not, then this Policy will terminate on the date the new policy takes effect. The insured’s age when the Flexible SolutionsSM VUL Policy took effect will also be carried over.

Before you can make any exchange, you must repay any outstanding Policy Debt on your Flexible SolutionsSM VUL policy, and all due Monthly Deductions must be paid. See your Policy for details.

The exchange may result in a cost or credit to you. On or before the fifth Policy Anniversary, the exchange cost or credit is calculated using the following values where:

• (a)	the cumulative premiums for the new policy (i.e., the premiums that would have been paid to the date of exchange if the new policy had been in force from the Policy Date) with an annual interest rate of 6%, less the pro-rata portion of the cumulative premiums for this Policy (i.e., the actual premiums paid for this Policy to the date of the exchange) applicable to the Face Amount exchanged accumulated at an annual interest rate of 6%; and

46	PROSPECTUS	SPECIAL FEATURES

• (b)	the cash value of the new policy, less the pro-rata portion of this Policy’s Net Cash Surrender Value on the exchange date applicable to the Face Amount exchanged.

For purposes of calculating cumulative premiums for this Policy under (a) above, any withdrawals from the Policy will be deducted from the sum of the actual premiums paid to date.

If either of (a) or (b) is, or both (a) and (b) are, greater than zero, you must pay an exchange cost to the issuing company. If both (a) and (b) are less than zero, the issuing company will pay an exchange credit to you. The exchange cost is the greater of (a) or (b). If one value is positive and one value is negative, the exchange cost is the positive value. The exchange credit will be the greater of (a) and (b) (i.e., the amount closer to zero).

After the fifth Policy Anniversary, the exchange cost or credit is equal to the cash value of the new policy less the pro-rata portion of this Policy’s Net Cash Surrender Value on the exchange date applicable to the Face Amount exchanged.

The new policy will be issued and effective either on the Business Day that we receive your written exchange request in Good Order at our Customer Service Office along with your Policy, or on the date that any exchange cost is received by the issuer of your new policy, whichever is later.

The new policy’s underwriting class will be based on the underwriting classes made available by the issuing company and will be comparable to the underwriting class of the most recent in force Policy Segment of this Policy. However, it will be subject to any Face Amount limitations then in effect. Premiums for the new policy will be based on the published rates of the issuing company on the exchange date. The premiums will depend on the new policy’s plan, face amount and underwriting class, and the insured’s age and sex. The contestable and suicide periods for the new policy will be measured from the Issue Date of this Policy and the new policy will be subject to any existing assignment of this Policy.

Additional rider benefits are available only if you provide the issuer of your new policy with satisfactory evidence of insurability for the insured, and will be subject to the issuing company’s rules on the exchange date.

PAYMENT OPTIONS

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options available under the policy, including payments of a fixed amount, or for a fixed period, or payments guaranteed for life. You may select a payment option while the insured is living. If the insured has died and you have not chosen a payment option, the beneficiaries will be asked to choose the payment options, up to one year after the insured’s death. If you are surrendering your Policy,

Payment options

You have several payment options for the death or surrender proceeds from your Policy. These proceeds can either be paid in a single lump sum, or under one or more of the payment options specified in the accompanying text.

SPECIAL FEATURES	PROSPECTUS	47

you have 60 days after the proceeds of your Policy become payable within which to choose a payment option. You, or the beneficiaries, may choose to distribute the proceeds under more than one payment option at a time, but you must distribute at least $5,000 through each option selected. Monthly payments under each option must be at least $50.

The proceeds of your Policy must be paid to a ‘natural person’. Payments will not be made to his or her estate if he or she dies before the proceeds have been fully paid. You may name a second person to receive any remaining payments if this happens.

The proceeds that we hold in order to make payments under the payment options do not share in the income, gains or losses of the variable investment options, nor do they earn interest in the same way or amount as funds in the fixed-rate option. Even if the death benefit under the Policy is excludible from income, payments under payment options may not be excludible in full. This is because earnings on the death benefit after the insured’s death are taxable and payments under the payment options generally include such earnings. You should consult a tax advisor as to the tax treatment of payments under the available payment options.

For more information about the payment options available under the Policy, contact our Customer Service Office.

48	PROSPECTUS	SPECIAL FEATURES

TAX CONSIDERATIONS

Tax status

To qualify as a life insurance contract and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. For example, the underlying investments must be “adequately diversified” in order for the policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

THIS DISCUSSION of tax considerations for your Flexible SolutionsSM VUL policy is general in nature, does not purport to be complete or to cover all tax situations, and should not be considered as tax advice. It is based on our understanding of federal income tax laws as they are currently being interpreted. We cannot guarantee that these laws will not change while this prospectus is in use, or while your Policy is in force. If you are interested in purchasing a Policy, taking a Policy loan or effecting policy transactions, you should consult a legal or tax adviser regarding your particular circumstances.

TAX STATUS OF THE POLICY

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Accordingly, there is some uncertainty about the application of Section 7702 to a Policy, particularly so with respect to policies issued on an insured who does not meet our insurance requirements for standard coverage. Nevertheless, we believe there is a reasonable basis for concluding that your Policy should satisfy the applicable requirements. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

In certain circumstances, owners of variable life insurance policies have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their policies due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to separate account assets. Certain features of the Flexible SolutionsSM VUL policy, such as your flexibility to allocate premiums and the Policy Account Value, have not been explicitly addressed in published rulings. While we believe that the Policy does not give policyowners investment control over the Separate Account’s assets, we reserve the right to modify the Policy as necessary to prevent the policyowner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the investment divisions of our Separate Account be “adequately diversified” in order for the Policy to be treated as a life insurance contract for federal income tax purposes. It is intended that the investment divisions of the Separate Account, through the mutual funds, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX CONSIDERATIONS	PROSPECTUS	49

Treatment of

policy proceeds

We believe that the death benefits under your Policy should be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies.

TREATMENT OF POLICY PROCEEDS

We believe that the death benefits under your Policy generally should be excludible from the gross income of the beneficiary. Generally, under the existing federal tax laws, increases in the value of your Policy will not be taxed federally unless you make a withdrawal before the insured dies. The money that you receive when the insured dies is not subject to federal income tax, but may be subject to federal estate taxes or generation skipping taxes. The tax consequences of continuing a Policy beyond the insured’s 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in force beyond the insured’s 100th year.

Partial withdrawals, surrenders and policy loans all result in money being taken out of your Policy before the insured dies. How this money is taxed depends on whether your Policy is classified as a modified endowment contract.

Under the Internal Revenue Code, certain life insurance contracts are classified as “modified endowment contracts,” with less favorable income tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a modified endowment contract. In general, a Policy will be classified as a modified endowment contract if the amount of premiums paid into the Policy causes the Policy to fail the “7-pay test.” A Policy will fail the 7-pay test if at any time in the first seven policy years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in the benefits under the Policy during the first seven policy years, for example, or first seven years after each increase in Face Amount, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced Face Amount. If there is a “material change” in the Policy’s benefits or other terms, even after the first seven policy years, the Policy may have to be retested as if it were a newly issued Policy. A material change can occur, for example, when there is an increase in the death benefit which is due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven policy years. To prevent your Policy from becoming a modified endowment contract, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective policyowner should consult with a competent advisor to determine whether a transaction will cause the Policy to be classified as a modified endowment contract.

50	PROSPECTUS	TAX CONSIDERATIONS

If your policy is not considered a modified endowment contract:

•	money that you withdraw from your Policy will generally be taxed only if the total that you withdraw exceeds your “basis” in the Policy — which is generally equal to the total amount that you have paid in premiums. However, certain distributions that must be made to enable the Policy to continue to qualify as a life insurance contract for federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. The difference between what you have put in and what you take out will be taxed as ordinary income. When you withdraw money from your Policy, your basis is reduced by any amount withdrawn that is not taxed

•	if you surrender your Policy, you will generally be taxed only on the amount by which the value of your Policy, including any Policy Debt, is greater than your basis in the Policy. The tax consequences of surrendering your Policy may vary if you receive the proceeds under one of the payment plans. Losses are generally not tax deductible

•	policy loans are generally not taxable because they must be paid back. The interest you pay on these loans is generally not tax deductible. However, if your Policy lapses while you have an outstanding policy loan, you may have to pay tax on the amount that you still owe to your Policy. The tax consequences of a policy loan are unclear if the difference between the rate we charge on the loan and the interest rate earned on the loan is very small or there is no difference at all. You should consult a tax adviser regarding these consequences including whether such a loan may be treated as a withdrawal.

If your Policy is considered a modified endowment contract:

•	all distributions other than death benefits, including partial withdrawals, surrenders, assignments and policy loans, will be treated first as distributions of gain, taxable as ordinary income to the extent of any gain; and as a tax free recovery of basis only after all the gain in the contract has been distributed.

•	all modified endowment contracts issued to you by GIAC or its affiliates during any calendar year will be treated as one modified endowment contract to determine the taxable portion of any distribution

•	a 10% penalty tax will also apply to any taxable distribution unless it is made to a taxpayer who is 59 1/2 years of age or older; is attributable to a disability; or is received as substantially equal periodic payments made over the life (or life expectancy) of the taxpayer, or the life (or life expectancies) of the taxpayer and a designated beneficiary.

If a Policy becomes a modified endowment contract, distributions that occur during the Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

TAX CONSIDERATIONS	PROSPECTUS	51

EXCHANGES

Generally, there are no tax consequences when you exchange one life insurance policy for another, as long as the same person is being insured (a change of the insured is a taxable event). Paying additional premiums under the new policy may cause it to be treated as a modified endowment contract. The new policy may also lose any “grandfathering” privilege, where you would be exempt from certain legislative or regulatory changes made after your original Policy was issued, if you exchange your Policy. You should consult with a tax adviser if you are considering exchanging any life insurance policy.

POLICY CHANGES

We will make changes to policies and their riders where necessary to attempt to ensure that they continue to qualify as life insurance under the Internal Revenue Code, and policyowners are not considered the direct owners of the mutual funds held in the Separate Account. Any changes will be made uniformly to all policies affected. We will provide advance notice in writing of these changes when required by state insurance regulators.

Federal, state and local governments may, from time to time, introduce new legislation concerning the taxation of life insurance policies. They can also change or adopt new interpretations of existing laws and regulations without notice. If you have questions about the tax consequences of your Flexible SolutionsSM VUL Policy, please consult a legal or tax adviser.

ESTATE AND GENERATION SKIPPING TRANSFER TAXES

If you are both the policyowner and the insured, the death benefit under your Flexible SolutionsSM VUL Policy will generally be included in the value of your gross estate for federal estate tax purposes. If you are not the insured, the value of the Policy will be included in your gross estate.

Also, if the beneficiary of the Policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed on the death benefit.

The individual situation of a policyowner or beneficiary will determine how the ownership of a Policy or the receipt of policy proceeds will affect their tax situation. Because the rules are complex, a legal or tax adviser should be consulted for specific information.

Economic Growth and Tax Relief Reconciliation Act of 2001. The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) repeals the federal estate tax and replaces it with a carryover basis income tax regime effective for estates of decedents dying after December 31, 2009. EGTRRA also repeals the generation-skipping transfer tax, but not the gift tax, for transfers made after December 31, 2009. EGTRRA contains a sunset provision, which essentially returns the federal estate,

Transfer taxes

If you are both the policyowner and the insured, the death benefit under your Flexible SolutionsSM VUL Policy will generally be included in the value of your gross estate for federal estate tax purposes. If the beneficiary of the Policy is someone who is two or more generations younger than the policyowner, the generation-skipping transfer (GST) tax may be imposed.

52	PROSPECTUS	TAX CONSIDERATIONS

gift and generation-skipping transfer taxes to their pre-EGTRRA form, beginning in 2011. Congress may or may not enact permanent repeal between now and then.

During the period prior to 2010, EGTRRA provides for periodic decreases in the maximum estate tax rate coupled with periodic increases in the estate tax exemption. For 2005, the maximum estate tax rate is 47% and the estate tax exemption is $1,500,000.

The complexity of the new tax law, along with uncertainty as to how it might be modified in coming years, underscores the importance of seeking guidance from a qualified advisor to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

OTHER TAX CONSEQUENCES

Flexible SolutionsSM VUL Policies can be used in various ways, including:

•	as non-qualified deferred compensation or salary continuance plans

•	in split-dollar insurance plans, and

•	as part of executive bonus plans, retiree medical benefits plans, or other similar plans.

The tax consequences of these plans will vary depending on individual arrangements and circumstances.

Non-Individual Owners and Business Beneficiaries of Policies. If a Policy is owned or held by a corporation, trust or other non-natural person, this could jeopardize some (or all) of such entity’s interest deduction under Code Section 264, even where such entity’s indebtedness is in no way connected to the Policy. In addition, under Section 264(f)(5), if a business (other than a sole proprietorship) is directly or indirectly a beneficiary of a Policy, this Policy could be treated as held by the business for purposes of the Section 264(f) entity-holder rules. Therefore, it would be advisable to consult with a qualified tax advisor before any non-natural person is made an owner or holder of a Policy, or before a business (other than a sole proprietorship) is made a beneficiary of a Policy.

In addition, rules have been passed by Congress relating to life insurance owned by businesses and the IRS has issued guidance relating to split-dollar arrangements. Any business should consult with a qualified tax adviser before buying a Policy, and before making any changes or transactions under the Policy.

We recommend that anyone considering buying a Flexible SolutionsSM VUL Policy with the expectation of favorable tax consequences should consult with a qualified tax adviser before investing.

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the Federal corporate alternative minimum tax, if the policyowner is subject to that tax.

TAX CONSIDERATIONS	PROSPECTUS	53

Possible tax law

changes

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

Policy Continuation Rider. Some policyowners may decide to purchase this Policy with the intention of accumulating cash value on a tax-free basis for some period (such as, until retirement) and then periodically borrowing from the Policy until its value is just enough to pay off the Policy loans that have been taken out, keeping the Policy in force until the death of the insured by relying on the Policy Continuation rider. This strategy has several risks. First, if the death benefit under the Policy Continuation rider is lower than the Policy’s original death benefit, then the Policy might become a MEC, which could result in a significant tax liability attributable to the balance of any Policy Debt. Second, we will not permit the exercise of the Policy Continuation rider if to do so would mean your Policy would no longer qualify as life insurance under Section 7702. Third, this strategy will fail to achieve its goal if the Policy is a MEC or becomes a MEC after the periodic borrowing begins. Finally, neither the IRS, nor the courts, has ruled on this strategy and it may be subject to challenge, since it is possible that loans under this Policy may be treated as taxable distributions upon conversion to a fixed Policy. In that event, assuming Policy loans have not already been subject to tax as distributions, significant tax liability could arise. If you are considering using the Policy in this manner, you should consult with and rely on a competent tax advisor before purchasing a Policy.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the Policy.

GIAC’S TAXES

Based on current life insurance tax regulations, GIAC does not pay tax on investment income or capital gains from the assets held in the Separate Account. The operations of the Separate Account are reported on our Federal Income Tax return, which is then consolidated with that of our parent company, Guardian Life.

We may pay taxes at the state and local level, as well as premium taxes, but at present these are not substantial. If they increase, we reserve the right to recover these costs by charging the Separate Account or the Policy.

INCOME TAX WITHHOLDING

We are generally required to withhold money for income taxes when you make a transaction on which you will have to pay tax. You can request in writing that we not withhold any amount for income tax purposes. If we do not, or if we fail to withhold enough to cover the taxes that are due, you could be penalized. You would also be responsible for any unpaid taxes when you file your regular income tax return. We may similarly withhold generation skipping transfer taxes unless you tell us in writing that these taxes are not required.

54	PROSPECTUS	TAX CONSIDERATIONS

Life Insurance Purchases by Residents of Puerto Rico. In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service recently announced that income received by residents of Puerto Rico under life insurance contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations. The discussion above provides general information regarding U.S. federal income tax consequences to life insurance purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to a life insurance policy purchase.

TAX CONSIDERATIONS	PROSPECTUS	55

RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

As explained in The variable investment options, we are the owner of the fund shares held in the Separate Account. As a result, we have the right to vote at any meeting of the funds’ shareholders.

Where we are required to by law, we will vote fund shares based on the instructions we receive from Flexible SolutionsSM VUL policyowners. If we do not receive instructions from some policyowners, we will vote fund shares attributable to their policies, and any shares we own in our own right, in the same proportion as the shares attributable to the policyowners from whom we do receive instructions. This proportion could include policyowners and contract owners from other separate accounts.

If changes in the law or its interpretation allow us to make voting decisions in our own right, or to restrict the voting of policyowners, we reserve the right to do so. We will ask you for your voting instructions if, on the record date set by the fund’s directors, part of your Policy Account Value is invested in the variable investment option of the Separate Account that corresponds to the mutual fund holding a shareholders’ meeting.

The number of votes that you have will be based on the number of shares that you hold. We will calculate the number of shares, or fraction of a share, that you hold on the record date by dividing the dollar value of your investment in the division of the Separate Account corresponding to the mutual fund, by the net asset value of the variable investment option’s shares on that date.

If, after careful examination, we reasonably disapprove of a proposed change to a mutual fund’s investment adviser, its advisory contract, or its investment objectives or policies, we may disregard policyowners’ voting instructions, if the law allows us to do so. If the change affects the investment adviser or investment policy, we will only exercise this right if we determine in good faith that the proposed change is contrary to state law or is inappropriate in view of the fund’s investment objective and purpose. If we exercise this right, we will provide a detailed explanation of our actions in the next semi-annual report to policyowners.

Certain activities related to the operation of the Separate Account may require the approval of policyowners. See Rights reserved by GIAC. If a vote is required, you will be given one vote for every $100 of your Policy that is held in the variable investment options. For any investments that we hold on our own behalf, we will vote in the same proportion as our policyowners.

You do not have the right to vote on the operations of the fixed-rate option.

56	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

LIMITS TO GIAC’S RIGHT TO CHALLENGE

A POLICY

Incontestability

Generally, we cannot challenge your Policy or any Face Amount increase once it is in force for two years. If we successfully challenge an increase in Face Amount, the death benefit will be the amount that would have been payable had such increase not taken effect. If this Policy is reinstated, the Policy will have a new two year contestable period from the date of reinstatement.

Misstatement of age or sex

If we find that the information in the application regarding the age or sex of the insured is wrong, we will adjust the death benefit to that which would have been purchased by the most recent deduction for cost of insurance under the Policy and any rider costs using the correct age or sex.

Suicide exclusion

If the insured commits suicide within two years of the Policy’s Issue Date, regardless of whether he or she is considered sane at the time, the amount that we must pay in death benefits will be limited to the greater of (a) or (b) as of the date of death where:

(a)	is the Policy premiums paid, minus any Policy Debt, minus any partial withdrawals; and

(b)	is the Net Cash Surrender Value

If the insured commits suicide, while sane or insane, within two years from the effective date of any increase in the Face Amount, our liability, with respect to such increase, will be limited to the cost of insurance for such increase.

RIGHTS RESERVED BY GIAC

We reserve the right to make changes or take actions that we feel are in the best interests of the policyowners and their beneficiaries, or are appropriate for the Policy. We will follow applicable laws and regulations in exercising our rights, and will seek the approval of policyowners or regulators when necessary. Some of the changes or actions we may take include:

•	operating the Separate Account in any form permitted by law

•	taking any action that will allow the Separate Account either to comply with or be exempt from sections of the 1940 Act

•	de-registering the Separate Account under the 1940 Act

•	transferring the assets from one division of the Separate Account into other divisions, or to one or more separate accounts, or to our general account,

•	adding, combining, or removing investment divisions in the Separate Account

Incontestability

Generally, we cannot challenge your Policy once it is in force for two years.

RIGHTS AND RESPONSIBILITIES	PROSPECTUS	57

•	substituting, for the Policy Account Value held in any investment division, the shares of another class issued by a mutual fund in which such values are invested or the shares of a different mutual fund, or any other investment allowed by law

•	modifying, adding to, suspending or eliminating your ability to direct how your Net Premiums are invested, or to transfer unloaned Policy Account Value among the variable investment options or the fixed-rate option

•	changing the way we make deductions or collect charges, consistent with the limits outlined in the Policy

•	changing the Policy as required to ensure that it continues to qualify as life insurance under the Internal Revenue Code, or to preserve favorable tax treatment for your benefits under the Policy, or

•	making any changes necessary to the Policy so that it conforms with any action we are permitted to take.

Substitutions may be made with respect to existing Policy Account Value or the investment of future premium payments, or both. We may close subaccounts to allocations of premium payments or Policy Account Value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.

We will inform you if we make a change that affects the basic nature of the investments in any of the variable investment options. If this occurs, you will have 60 days from the postmark on our notice to transfer your investments out of this option and into one of the other investment options, without charge. See Transfers between the investment options.

We also reserve the right to take actions that may be required by applicable laws designed to counter terrorism and prevent money laundering. In certain circumstances these laws may require us to reject a premium payment and/or block or “freeze” your Policy. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, loans, or death benefits, make transfers, or continue making payments under your death benefit option until instructions are received from the appropriate regulator. We may also be required to provide additional information about you or your Policy to government regulators.

YOUR RIGHT TO CANCEL YOUR POLICY

You may cancel your Policy by returning it with a written cancellation notice to either our Customer Service Office or the agent from whom you bought the Policy. You must do this within the later of:

•	10 days of receiving your Policy, or

•	45 days of signing your completed Policy application.

58	PROSPECTUS	RIGHTS AND RESPONSIBILITIES

Longer periods may apply in some states.

If a cancellation notice is sent by mail, it will be effective on the date of the postmark. Once we receive your notice, we will refund all of the premiums you have made towards your Policy, and it will be considered void from the beginning. We may delay refunding any payments you made by check until your check has cleared.

RIGHTS AND RESPONSIBILITIES	PROSPECTUS	59

OTHER INFORMATION

DISTRIBUTION OF THE POLICIES

We have entered into a distribution agreement with Guardian Investor Services LLC (GIS) for the distribution and sale of the Policies. GIS is affiliated with us. GIS acts as principal underwriter of the Flexible SolutionsSM VUL Policies as well as other variable life insurance policies and variable annuities that we offer. The Flexible SolutionsSM VUL Policies are distributed by GIAC agents who are licensed by state insurance authorities to sell variable life insurance and are registered representatives of GIS or other broker-dealer firms with which GIAC has entered into agreements to sell the policies.

The average commission rate paid on a present value basis over 30 years is 8.7% per year1. The actual amount of compensation received by your registered representative will vary depending on specific payment arrangements of the broker-dealer, but the maximum payable for the sale of the Policies as follows:

Policy Year One — Premiums up to one Target Premium: Generally, GIAC pays a maximum of 60% of Policy premiums up to one Target Premium in the first Policy Year or the first Policy year of any Policy Segment.

Policy Years two through ten — Premiums up to one Target Premium: Generally, GIAC pays a maximum of 7.5% of Policy premiums up to one Target Premium in Policy Years two through ten or years two through ten of any Policy Segment. In certain limited circumstances a maximum of 13% may be paid in Policy Years two and three or years two and three of any Policy Segment.

Policy Years one through ten — Premiums in excess of one Target Premium: Generally, GIAC pays a maximum of 4.0% of Policy premiums in excess of one Target Premium in Policy Years one through ten or years one through ten of any Policy Segment.

Policy Years eleven through twenty: Generally, GIAC pays a maximum of 0.15% of unloaned Policy Account Value per annum monthly in Policy Years eleven through twenty, or years eleven through twenty of any Policy Segment.

Policy Year twenty-one and beyond: Generally, GIAC pays a maximum of 0.10% of unloaned Policy Account Value per annum monthly in Policy Years twenty-one and beyond, or years twenty-one and beyond of any Policy Segment.

We also may compensate our agents through expense allowances, bonuses, wholesaler fees and training allowances. GIAC agents also may qualify for non-cash compensation.

[1]	Assumes a discount rate and gross projection rate of 6% and an insured male, Age 35, preferred plus underwriting class, with a planned premium of $3,900 per year, an Initial Face Amount of $400,000, current charges, and a net annual rate of return of 5.14%.

60	PROSPECTUS	OTHER INFORMATION

If you return your Policy under the right to cancel provisions, the GIAC agent may have to return some or all of any commission we have paid.

SUPPLEMENTAL BENEFITS AND RIDERS

We offer several riders or additional benefits that you can add to your policy. Certain of these riders are subject to age and underwriting requirements. We generally deduct monthly charges for these riders from your policy account value.

We currently offer the following riders under the policy:

•	Guaranteed Coverage rider

•	Waiver of Monthly Deductions rider

•	Disability Benefit rider

•	Accidental Benefit rider

•	Guaranteed Insurability Option rider

•	Select Security rider

•	Exchange of Insureds rider

•	Policy Continuation rider

The benefits provided by each of these riders are summarized in Appendix B of this prospectus. These riders may not be available in all states.

TELEPHONE AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take requests for fund transfers and changes in allocation of future premiums over the phone. See How your premiums are allocated and Transfers Between the Investment Options for more details on requesting these transactions telephonically.

In addition to these telephone services, in the future we anticipate offering you the ability to use your personal computer to receive documents electronically, review your policy information and to perform other specified transactions. We will notify you as these electronic services become available. At that time, if you want to participate in any or all of our electronic programs, we will ask that you visit our website for information and registration. You may also be able to register by other forms of communication. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You will not receive paper copies.

Generally, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. Should you decline to participate, you will be able to reinstate these services at any time. You bear the risk of possible

OTHER INFORMATION	PROSPECTUS	61

loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe that the registration or instructions are genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your Policy information and PIN number private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to policy administration or not in the best interests of the policyowners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties, we ask you to send your request by regular or express mail and we will process it using the net asset value first calculated after we receive the request. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or non-performance; or any interruption resulting from emergency circumstances.

LEGAL CONSIDERATIONS FOR EMPLOYERS

The Flexible SolutionsSM VUL Policy estimates different risks for men and women in establishing a Policy’s premiums, benefits and deductions, except in states where gender-neutral standards must be used. In 1983, the United States Supreme Court held that optional annuity benefits offered under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Anyone interested in buying Flexible SolutionsSM VUL Policies in connection with insurance or benefits programs should consult with their legal advisers to determine if the Policy is appropriate for this purpose.

ILLUSTRATIONS

Illustrations can help demonstrate how the Policy operates, given the Policy’s charges, investment options and any optional features selected, how you plan to accumulate or access Policy Account Value over time, and assumed rates of return. Illustrations may also be able to assist you in comparing the Policy’s death benefits, Cash Surrender Values and policy values with those of other variable life insurance policies based upon the same or similar assumptions. You may ask your registered representative or us (at our toll-free telephone number) to provide an illustration, without charge, based upon your specific situation. Personalized

62	PROSPECTUS	OTHER INFORMATION

illustrations for existing policyowners will use an arithmetic average of the investment advisory fees and operating expenses incurred by the underlying mutual funds based on actual fees and expenses after applicable reimbursements and waivers incurred during 2004. Personalized illustrations for prospective policyowners will use either a weighted average or an arithmetic average of the investment advisory fees and operating expenses incurred by the underlying mutual funds based on actual fees and expenses after applicable reimbursements and waivers incurred during 2004.

LEGAL PROCEEDINGS

Currently there are no legal proceedings that would threaten our financial position, the financial position of GIS, or that of the Separate Account.

FINANCIAL STATEMENTS

The financial statements of GIAC and the Separate Account are contained in the Statement of Additional Information.

OTHER INFORMATION	PROSPECTUS	63

APPENDIX A

SPECIAL TERMS USED IN THIS PROSPECTUS

Some of the special terms used in this prospectus are defined below.

Additional Sum Insured

This is additional insurance coverage that provides a level death benefit to the Policy Anniversary nearest the insured’s 100th birthday.

Attained Age

The insured’s age on his or her birthday closest to the Policy Date plus the number of Policy Years completed since the Policy Date.

Basic Policy

The Policy, including the Basic Sum Insured, Additional Sum Insured, endorsements and applications, but excluding any additional benefit riders.

Basic Sum Insured

The amount of coverage provided by the Basic Policy, excluding any Additional Sum Insured. The minimum Basic Sum Insured is currently $100,000.

Business Day

Each day that GIAC processes transactions, currently including each day on which the New York Stock Exchange or its successor is open for trading and GIAC is open for business. GIAC’s close of business is 4 p.m. New York time or, if earlier, the close of the New York Stock Exchange. If any transaction or event occurs or is scheduled to occur on a day that is not a Business Day, or if a transaction request is received after GIAC’s close of business, such transaction or event will be deemed to occur as of the next following Business Day unless otherwise specified.

Cash Surrender Value

The Policy Account Value less any surrender charges.

Customer Service Office

The Guardian Insurance & Annuity Company, Inc. Customer Service Office, P.O. Box 26125, Lehigh Valley, PA 18002-6125, 1-800-441-6455

Face Amount

The sum of the Basic Sum Insured, plus any Additional Sum Insured, including increases and decreases made to such amounts since the Issue Date. On the Policy Anniversary on which the insured is Attained Age 100, all Additional Sum Insured coverage ends and thereafter the Face amount will be the Basic Sum Insured in effect on the date of determination.

Good Order

Notice from the party authorized to initiate a transaction under this Policy in a form satisfactory to GIAC, including all information required by GIAC to process the requested transaction.

64	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Initial Face Amount

The sum of the Basic Sum Insured plus any Additional Sum Insured in force on the Policy’s Issue Date. The minimum Initial Face Amount is currently $100,000 ($250,000 for the super preferred risk class).

Internal Revenue Code

The Internal Revenue Code of 1986, as amended, and its related rules and regulations.

Issue Date

The date your Policy is issued at GIAC’s Customer Service Office.

Loan Account

An account to which values from the variable investment options and the fixed-rate option are transferred when a policy loan is taken. The Loan Account is equal to the loan.

Loan Amount

The sum of any amounts borrowed plus any capitalized loan interest less any loan repayment.

Minimum Annual Premium

An amount used to determine whether your Policy meets the No Lapse Guarantee Condition. It is shown in your Policy.

Minimum Annual To Issue Premium

An amount used to determine your Minimum Premium To Issue the Policy.

Minimum Premium To Issue the Policy

The amount of premium that is due on the date your Policy is issued and must be paid in order for your Policy to take effect. It is shown in your Policy.

Monthly Deduction

The total of the charges due and payable on each Monthly Processing Date.

Monthly Processing Date

The day of each Policy Month on which the Monthly Deduction is deducted from the Policy Account Value and certain Policy benefits and values are calculated. The Monthly Processing Date is the same date of each calendar month as the Policy Date, or the last day of a calendar month if that is earlier. If such calendar day is not a Business Day, the Monthly Processing Date will be the next following Business Day.

Net Accumulated Premiums

At issue, Net Accumulated Premiums equals the value of the initial premium payment. Thereafter, Net Accumulated Premiums will increase, as a result of premium payments made, and decrease, as a result of partial withdrawals. After a premium payment, Net Accumulated Premiums will

APPENDICES	PROSPECTUS	65

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

be equal to the value of Net Accumulated Premiums before the premium payment plus the amount of the premium paid. After a partial withdrawal, Net Accumulated Premiums is equal to the greater of (i) the value of Net Accumulated Premiums before the withdrawal, decreased by the amount of the partial withdrawal, or (ii) zero.

Net Amount at Risk

The difference between the amount that you would be paid under a Policy Segment under the Policy’s death benefit and the Policy Account Value allocated to that segment.

Net Cash Surrender Value

The Cash Surrender Value of your Policy less any Policy Debt.

Net Premium

The amount of premium that remains after we deduct premium charges from the premiums you pay.

No Lapse Guarantee

The No Lapse Guarantee ensures that your Policy will not lapse, even if the Policy Account Value minus the Policy Debt is less than zero, so long as the No Lapse Guarantee Condition is met.

No Lapse Guarantee Condition

This test is used to determine whether your Policy qualifies for the No Lapse Guarantee. It states that, as of the most recent Monthly Processing Date, you must have paid at least as much into your Policy, including amounts applied under any applicable Disability Benefit Rider, (minus any withdrawals or Policy Debt) as the Minimum Annual Premiums up to this date, as outlined in your Policy. To calculate your Minimum Annual Premium for the current Policy Year, multiply your Minimum Annual Premium by a ratio equal to the number of completed Policy Months since the last Policy Anniversary plus 1, divided by 12. The sum of the Minimum Annual Premiums up to the applicable Monthly Processing Date does not include the Minimum Annual Premium for any period during which the Monthly Deduction was waived under any applicable Waiver of Monthly Deductions Rider.

No Lapse Guarantee Period

The period, beginning on the Policy Date, during which the No Lapse Guarantee is in effect. The No Lapse Guarantee Period will terminate:

On the Policy Date, if the insured is age:	The No Lapse Guarantee will terminate at the end of Policy Year:
0 - 65	10
66	9
67	8
68	7
69	6
70 - 75	5
76 - 85	No benefit

66	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

Policy Account Value

The Policy Account Value is the sum of the values of the variable investment options, the fixed-rate option and the Loan Account. The unloaned Policy Account Value is the Policy Account Value less the Loan Account.

Policy Anniversary

The same date each year as the Policy Date.

Policy Date

This date is used to measure Policy Months, Policy Years, Policy Anniversaries, and Monthly Processing Dates. It also determines the age of the insured at issue. Your Policy Date is shown on the Data Pages of your Policy.

Policy Debt

The unpaid Policy Loan Amount plus the accrued and unpaid interest on those loans.

Policy Segment

The additional coverage provided by an increase in Face Amount.

Surrender Charge Target Premium

A measure of premium used to determine your Policy’s surrender charge. Your Policy’s Basic Sum Insured and the Basic Sum Insured portion of any Policy Segments that you buy each have their own Surrender Charge Target Premium. The Surrender Charge Target Premium associated with the Basic Sum Insured is based on the insured’s age at issue, underwriting class and sex (unless gender-neutral rates are required by law). The Surrender Charge Target Premium associated with any Policy Segment is based on the insured’s Attained Age and the underwriting class for each Policy Segment.

Target Premium

A measure of premium used to determine your Policy’s premium charges and agent commissions. Your Policy’s Basic Sum Insured, Additional Sum Insured and any Policy Segments you buy each have their own Target Premium. The Target Premium associated with the Basic Sum Insured and Additional Sum Insured is based on the insured’s age at issue, underwriting class and sex (unless gender-neutral rates are required by law). The Target Premium associated with any Policy Segment is based on the insured’s Attained Age and the underwriting class for each Policy Segment.

The Target Premium for any rider, except the Guaranteed Coverage rider, is based on the Monthly Deduction for that rider during the first Policy Year.

APPENDICES	PROSPECTUS	67

APPENDIX B

ADDITIONAL BENEFITS BY RIDER

Additional benefits are available by riders to the Policy. Riders are issued subject to GIAC’s standards for classifying risks. GIAC charges premiums for some of the additional benefit riders. These premium amounts are deducted monthly from the Policy Account Value. The benefits provided by the riders are fully described in the riders and summarized here. These riders may not be available in all states.

Guaranteed Coverage rider (“GCR”) — this rider, available at issue only, guarantees that the Policy will remain in force even if the Policy Account Value, after subtracting the Monthly Deduction, minus the Policy Debt is less than zero, provided the GCR condition, as described in the rider, is met. It provides coverage up to either Attained Age 80 or 100, as selected at issue. There is no charge for GCR to age 80.

Waiver of Monthly Deductions rider — this rider, available at issue only, provides for the waiver of the Monthly Deductions while the insured is totally disabled as defined in the rider. Age limits apply. It is only available on Policies with a Face Amount of $3,000,000 or less.

Disability Benefit rider — this rider, available at issue only, provides for crediting as a benefit an amount equal to the specified amount, as defined in the rider, while the insured is totally disabled, as defined in the rider. It is only available on Policies with a Face Amount less than $3,000,000.

Accidental Death Benefit rider — this rider, available only at issue, provides additional insurance coverage if the insured’s death results from accidental bodily injury on or before the Policy Anniversary nearest the insured’s 75th birthday. The maximum coverage under this rider is the lesser of (i) $500,000 or (ii) the Initial Face Amount.

Guaranteed Insurability Option rider — this rider, available only at issue, provides the Policyowner the right to increase the Face Amount of insurance coverage without evidence of insurability on the Policy Anniversaries nearest certain birthdays of the insured, or within specified time periods of qualifying life events subject to the conditions in the rider.

Select Security rider — this rider, used in split dollar cases, is an endorsement that prevents the Policyowner from making certain Policy changes without the consent of the Policyowner’s employer. There is no charge for this rider.

Exchange of Insureds rider — this rider gives the Policyowner the right to exchange the Policy for a new one on the life of a substitute insured. The exercise of this rider will be treated as a taxable exchange for Federal Income Tax purposes.

Policy Continuation rider — this rider, issued only on Policies electing the Guideline Premium Test, permits the Policy to be converted into a fixed benefit life insurance policy provided certain conditions, as described in the rider, are met. There is no charge for the rider; however, a transaction charge is assessed when the Policyowner elects to exercise the rider’s benefits. The Internal Revenue Service has not taken a position on policy continuation riders. Therefore, you should consult your tax advisor prior to exercising the benefits provided thereunder.

Depending on your individual circumstances, it may or may not be to your advantage to add coverage to your Policy through a rider. Some of the circumstances to consider include the premium you want to pay, the amount of coverage, how long you want this additional coverage for, and the age, sex and underwriting classification of the insured. Your GIAC representative can help you decide whether adding rider benefits to your Policy would be in your best interest.

GIAC may from time to time discontinue the availability of one or more of these riders, or make other riders available. GIAC agents can provide information about the current availability of particular riders.

68	PROSPECTUS	APPENDICES

APPENDIX C

HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATIONS OF DEATH BENEFITS, POLICY ACCOUNT VALUES, NET CASH SURRENDER VALUES AND ACCUMULATED POLICY PREMIUMS

The following tables illustrate how the Policies operate. Specifically, they show how the death benefit, Net Cash Surrender Value and Policy Account Value can vary over an extended period of time assuming hypothetical gross rates of return (i.e., investment income and capital gains and losses, realized or unrealized) for the Separate Account that are equal to constant after tax annual rates of 0%, 6% and 10%. The tables are based on Policies with face amounts of $400,000 for a male insured Age 35, preferred plus underwriting class, utilizing the Guideline Premium Test. Values are first given based on current charges and then based on the Policy’s higher guaranteed charges. Each illustration is given first for a Policy with an Option 1 death benefit, then for a Policy with an Option 2 death benefit, and, finally, for a Policy with an Option 3 death benefit. These illustrations may assist in the comparison of death benefits, Net Cash Surrender Values and Policy Account Values for Flexible SolutionsSM VUL policies with those for other variable life insurance policies that may be issued by GIAC or other companies. Prospective policyowners are advised, however, that it may not be advantageous to replace existing life insurance coverage by purchasing a Flexible SolutionsSM VUL policy, particularly if the decision to replace existing coverage is based primarily on a comparison of policy illustrations.

Actual returns will fluctuate over time and likely will be both positive and negative. The actual death benefits, Net Cash Surrender Values and Policy Account Values under the Policy could be significantly different from those shown even if actual returns averaged 0%, 6% and 10%, but fluctuated over and under those averages throughout the years shown. Depending on the timing and degree of fluctuation, the actual values could be substantially less than those shown, and may, under certain circumstances, result in the lapse of the Policy unless the Policyowner pays more than the stated premium.

Death benefits, Net Cash Surrender Values and Policy Account Values will also be different from the amounts shown if: (1) the actual gross rates of return average 0%, 6%, or 10%, but vary above and below the average over the period; and (2) premiums are paid at other than annual intervals. Benefits and values will also be affected by the Policyowner’s allocation of the unloaned Policy Account Value among the variable investment options and the fixed-rate option. If the actual gross rate of return for all options averages 0%, 6%, or 10%, but varies above or below that average for individual options, allocation and transfer decisions can have a significant impact on a policy’s performance. Policy loans and other policy transactions, such as partial withdrawals, will also affect results, as will the insured’s sex, smoker status and underwriting class.

Death benefits, Net Cash Surrender Values and Policy Account Values shown in the tables reflect the fact that: (1) deductions have been made from premiums for premium charges; and (2) the Monthly Deduction is deducted from the Policy Account Value on each Monthly Processing Date. The Net Cash Surrender Values shown in the tables reflect the fact that a surrender charge is deducted upon surrender or lapse during the first 8 policy years. See Deductions and charges. The amounts shown in the illustrations also reflect an arithmetic average of the investment advisory fees and operating expenses incurred by the mutual funds, at an annual rate of 0.86% of the average daily net assets of such funds. The arithmetic average is based upon actual expenses of the funds incurred during 2004, before taking into account any applicable expense reimbursements and fee waivers. For an explanation of the expenses see the accompanying fund prospectuses.

Taking account of the average investment advisory fee and operating expenses of the mutual funds, the gross annual rates of return of 0%, 6% and 10% correspond to net investment experience at -0.86%, 5.14%, and 9.14%, respectively.

The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Separate Account since no charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the death benefits, Net Cash Surrender Values and Policy Account Values illustrated. See GIAC’s taxes.

APPENDICES	PROSPECTUS	69

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

GIAC will furnish upon request an illustration reflecting the proposed insured’s age, sex, underwriting class, face amount requested, and life insurance test selected, but a premium-based illustration must reflect GIAC’s current minimum Face Amount requirement for Flexible SolutionsSM VUL — which is $100,000. These personalized illustrations will use either an arithmetic or weighted average of the investment advisory fees and operating expenses incurred by the mutual funds based on actual fees and expenses after applicable reimbursements and waivers incurred during 2004. If you are already a Flexible SolutionsSM VUL policyowner, please contact your registered representative for a current illustration.

These illustrations will refer to “net outlay” as the cash flow into or out of the Policy. It is equal to the sum of all premiums and accrued loan interest paid in cash and reduced by the proceeds of any policy loan or partial withdrawal received in cash. For purposes of these illustrations “net outlay” will be equal to Target Premium.

From time to time, advertisements or sales literature for Flexible SolutionsSM VUL may quote historical performance data of one or more of the underlying funds, and may include Cash Surrender Values and death benefit figures computed using the same methodology as that used in the following illustrations, but with historical average annual total returns of the underlying funds for which performance data is shown in the advertisement or sales literature replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables, and examples. Any such information is intended to show the Policy’s investment experience based on the historical experience of the underlying funds and is not intended to represent what may happen in the future.

GIAC began to offer Flexible SolutionsSM VUL on September 30, 2005. As such the Policies may not have been available when the funds commenced their operations. However, illustrations may be based on the actual investment experience of the funds since their respective inception dates. The results for any period prior to the Policies’ being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies. Thus the illustrations will reflect deductions for each fund’s expenses, and the charges deducted from premiums, Monthly Deductions and any transaction deductions associated with the Policy in question.

70	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 1

Target Premium = $3,900.00

These values reflect CURRENT cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

	Age Beginning of Year	Assuming Current Charges and 0% Gross Return				Assuming Current Charges and 6% Gross Return				Assuming Current Charges and 10% Gross Return
End of Policy Year		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	35	3,900	2,406	0	400,000	3,900	2,485	0	400,000	3,900	2,538	0	400,000
2	36	3,900	4,723	1,603	400,000	3,900	5,026	1,906	400,000	3,900	5,232	2,112	400,000
3	37	3,900	6,911	4,181	400,000	3,900	7,584	4,854	400,000	3,900	8,055	5,325	400,000
4	38	3,900	9,065	6,725	400,000	3,900	10,254	7,914	400,000	3,900	11,116	8,776	400,000
5	39	3,900	11,184	9,234	400,000	3,900	13,043	11,093	400,000	3,900	14,435	12,485	400,000
6	40	3,900	13,270	11,905	400,000	3,900	15,955	14,590	400,000	3,900	18,035	16,670	400,000
7	41	3,900	15,322	14,542	400,000	3,900	18,998	18,218	400,000	3,900	21,941	21,161	400,000
8	42	3,900	17,342	17,147	400,000	3,900	22,177	21,982	400,000	3,900	26,178	25,983	400,000
9	43	3,900	19,329	19,329	400,000	3,900	25,497	25,497	400,000	3,900	30,775	30,775	400,000
10	44	3,900	21,285	21,285	400,000	3,900	28,968	28,968	400,000	3,900	35,764	35,764	400,000
15	49	3,900	35,033	35,033	400,000	3,900	54,253	54,253	400,000	3,900	74,194	74,194	400,000
20	54	3,900	46,926	46,926	400,000	3,900	85,388	85,388	400,000	3,900	132,421	132,421	400,000
25	59	3,900	56,233	56,233	400,000	3,900	124,080	124,080	400,000	3,900	222,662	222,662	400,000
30	64	3,900	61,006	61,006	400,000	3,900	171,085	171,085	400,000	3,900	363,167	363,167	443,064
35	69	3,900	58,532	58,532	400,000	3,900	228,593	228,593	400,000	3,900	580,027	580,027	672,831
40	74	3,900	43,222	43,222	400,000	3,900	300,808	300,808	400,000	3,900	912,812	912,812	976,709
45	79	3,900	5,249	5,249	400,000	3,900	398,620	398,620	418,551	3,900	1,426,730	1,426,730	1,498,067
50	84	0	0	0	0	3,900	527,264	527,264	553,628	3,900	2,208,193	2,208,193	2,318,602
55	89	0	0	0	0	3,900	682,760	682,760	716,898	3,900	3,365,425	3,365,425	3,533,697
60	94	0	0	0	0	3,900	879,118	878,118	887,909	3,900	5,123,053	5,123,053	5,174,284
65	99	0	0	0	0	3,900	1,150,307	1,150,307	1,150,307	3,900	7,956,221	7,956,221	7,956,221
70	104	0	0	0	0	0	1,366,204	1,366,204	1,366,204	0	9,449,496	9,449,496	9,449,496
75	109	0	0	0	0	0	1,622,622	1,622,622	1,622,622	0	11,223,037	11,223,037	11,223,037
80	114	0	0	0	0	0	1,927,166	1,927,166	1,927,166	0	13,329,449	13,329,449	13,329,449
85	119	0	0	0	0	0	2,288,869	2,288,869	2,288,869	0	15,831,205	15,831,205	15,831,205
86	120	0	0	0	0	0	2,368,980	2,368,980	2,368,980	0	16,385,298	16,385,298	16,385,298

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	71

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 1

Target Premium = $3,900.00

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Guaranteed Charges and 0% Gross Return				Assuming Guaranteed Charges and 6% Gross Return				Assuming Guaranteed Charges and 10% Gross Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit

1	35	3,900	2,402	0	400,000	3,900	2,482	0	400,000	3,900	2,534	0	400,000
2	36	3,900	4,482	1,362	400,000	3,900	4,776	1,656	400,000	3,900	4,976	1,856	400,000
3	37	3,900	6,486	3,756	400,000	3,900	7,128	4,398	400,000	3,900	7,579	4,849	400,000
4	38	3,900	8,414	6,074	400,000	3,900	9,537	7,197	400,000	3,900	10,352	8,012	400,000
5	39	3,900	10,258	8,308	400,000	3,900	11,997	10,047	400,000	3,900	13,302	11,352	400,000
6	40	3,900	12,018	10,653	400,000	3,900	14,508	13,143	400,000	3,900	16,441	15,076	400,000
7	41	3,900	13,682	12,902	400,000	3,900	17,061	16,281	400,000	3,900	19,774	18,994	400,000
8	42	3,900	15,253	15,058	400,000	3,900	19,658	19,463	400,000	3,900	23,319	23,124	400,000
9	43	3,900	16,722	16,722	400,000	3,900	22,292	22,292	400,000	3,900	27,082	27,082	400,000
10	44	3,900	18,090	18,090	400,000	3,900	24,964	24,964	400,000	3,900	31,085	31,085	400,000
15	49	3,900	27,498	27,498	400,000	3,900	43,961	43,961	400,000	3,900	61,295	61,295	400,000
20	54	3,900	32,817	32,817	400,000	3,900	64,362	64,362	400,000	3,900	103,967	103,967	400,000
25	59	3,900	31,675	31,675	400,000	3,900	84,894	84,894	400,000	3,900	166,123	166,123	400,000
30	64	3,900	19,129	19,129	400,000	3,900	101,502	101,502	400,000	3,900	258,532	258,532	400,000
35	69	0	0	0	0	3,900	106,023	106,023	400,000	3,900	404,326	404,326	469,018
40	74	0	0	0	0	3,900	80,207	80,207	400,000	3,900	627,031	627,031	670,923
45	79	0	0	0	0	650	0	0	0	3,900	964,855	964,855	1,013,098
50	84	0	0	0	0	0	0	0	0	3,900	1,456,651	1,456,651	1,529,484
55	89	0	0	0	0	0	0	0	0	3,900	2,149,655	2,149,655	2,257,138
60	94	0	0	0	0	0	0	0	0	3,900	3,188,648	3,188,648	3,220,535
65	99	0	0	0	0	0	0	0	0	3,900	4,899,230	4,899,230	4,899,230
70	104	0	0	0	0	0	0	0	0	0	5,679,561	5,679,561	5,679,561
75	109	0	0	0	0	0	0	0	0	0	6,584,179	6,584,179	6,584,179
80	114	0	0	0	0	0	0	0	0	0	7,632,882	7,632,882	7,632,882
85	119	0	0	0	0	0	0	0	0	0	8,848,619	8,848,619	8,848,619
86	120	0	0	0	0	0	0	0	0	0	9,114,080	9,114,080	9,114,080

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY'S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

72	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 2

Target Premium = $3,900.00

These values reflect CURRENT cost of insurance and other charges Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Current Charges and 0% Gross Return				Assuming Current Charges and 6% Gross Return				Assuming Current Charges and 10% Gross Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	35	3,900	2,404	0	402,404	3,900	2,484	0	402,484	3,900	2,536	0	402,536
2	36	3,900	4,717	1,597	404,717	3,900	5,020	1,900	405,020	3,900	5,225	2,105	405,225
3	37	3,900	6,897	4,167	406,897	3,900	7,567	4,837	407,567	3,900	8,038	5,308	408,038
4	38	3,900	9,039	6,699	409,039	3,900	10,223	7,883	410,223	3,900	11,082	8,742	411,082
5	39	3,900	11,143	9,193	411,143	3,900	12,993	11,043	412,993	3,900	14,379	12,429	414,379
6	40	3,900	13,211	11,846	413,211	3,900	15,881	14,516	415,881	3,900	17,949	16,584	417,949
7	41	3,900	15,243	14,463	415,243	3,900	18,893	18,113	418,893	3,900	21,815	21,035	421,815
8	42	3,900	17,239	17,044	417,239	3,900	22,035	21,840	422,035	3,900	26,003	25,808	426,003
9	43	3,900	19,200	19,200	419,200	3,900	25,312	25,312	425,312	3,900	30,541	30,541	430,541
10	44	3,900	21,126	21,126	421,126	3,900	28,730	28,730	428,730	3,900	35,456	35,456	435,456
15	49	3,900	34,656	34,656	434,656	3,900	53,576	53,576	453,576	3,900	73,190	73,190	473,190
20	54	3,900	46,090	46,090	446,090	3,900	83,609	83,609	483,609	3,900	129,411	129,411	529,411
25	59	3,900	54,438	54,438	454,438	3,900	119,510	119,510	519,510	3,900	213,834	213,834	613,834
30	64	3,900	57,411	57,411	457,411	3,900	159,860	159,860	559,860	3,900	338,238	338,238	738,238
35	69	3,900	51,904	51,904	451,904	3,900	202,123	202,123	602,123	3,900	520,418	520,418	920,418
40	74	3,900	32,283	32,283	432,283	3,900	239,949	239,949	639,949	3,900	784,553	784,553	1,184,553
45	79	650	0	0	0	3,900	262,779	262,779	662,779	3,900	1,165,554	1,165,554	1,565,554
50	84	0	0	0	0	3,900	253,146	253,146	653,146	3,900	1,713,403	1,713,403	2,113,403
55	89	0	0	0	0	3,900	129,016	129,016	529,016	3,900	2,443,063	2,443,063	2,843,063
60	94	0	0	0	0	0	0	0	0	3,900	3,389,512	3,389,512	3,789,512
65	99	0	0	0	0	0	0	0	0	3,900	4,666,690	4,666,690	5,066,690
70	104	0	0	0	0	0	0	0	0	0	5,542,565	5,542,565	5,942,565
75	109	0	0	0	0	0	0	0	0	0	6,582,828	6,582,828	6,982,828
80	114	0	0	0	0	0	0	0	0	0	7,818,336	7,818,336	8,218,336
85	119	0	0	0	0	0	0	0	0	0	9,285,731	9,285,731	9,685,731
86	120	0	0	0	0	0	0	0	0	0	9,610,732	9,610,732	10,010,732

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	73

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 2

Target Premium = $3,900.00

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

		Assuming Guaranteed Charges and 0% Gross Return				Assuming Guaranteed Charges and 6% Gross Return				Assuming Guaranteed Charges and 10% Gross Return
End of Policy Year	Age Beginning of Year	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	35	3,900	2,401	0	402,401	3,900	2,480	0	402,480	3,900	2,532	0	402,532
2	36	3,900	4,474	1,354	404,474	3,900	4,768	1,648	404,768	3,900	4,968	1,848	404,968
3	37	3,900	6,468	3,738	406,468	3,900	7,108	4,378	407,108	3,900	7,557	4,827	407,557
4	38	3,900	8,381	6,041	408,381	3,900	9,498	7,158	409,498	3,900	10,309	7,969	410,309
5	39	3,900	10,206	8,256	410,206	3,900	11,933	9,983	411,933	3,900	13,229	11,279	413,229
6	40	3,900	11,940	10,575	411,940	3,900	14,409	13,044	414,409	3,900	16,326	14,961	416,326
7	41	3,900	13,573	12,793	413,573	3,900	16,918	16,138	416,918	3,900	19,603	18,823	419,603
8	42	3,900	15,108	14,913	415,108	3,900	19,459	19,264	419,459	3,900	23,073	22,878	423,073
9	43	3,900	16,533	16,533	416,533	3,900	22,022	22,022	422,022	3,900	26,741	26,741	426,741
10	44	3,900	17,851	17,851	417,851	3,900	24,609	24,609	424,609	3,900	30,623	30,623	430,623
15	49	3,900	26,827	26,827	426,827	3,900	42,758	42,758	442,758	3,900	59,510	59,510	459,511
20	54	3,900	31,296	31,296	431,296	3,900	61,043	61,043	461,043	3,900	98,306	98,306	498,306
25	59	3,900	28,686	28,686	428,686	3,900	76,639	76,639	476,639	3,900	149,616	149,616	549,616
30	64	3,900	14,273	14,273	414,273	3,900	82,725	82,725	482,725	3,900	213,087	213,087	613,087
35	69	0	0	0	0	3,900	66,600	66,600	466,600	3,900	284,042	284,042	684,042
40	74	0	0	0	0	3,900	6,145	6,145	406,145	3,900	348,880	348,880	748,880
45	79	0	0	0	0	0	0	0	0	3,900	373,121	373,121	773,121
50	84	0	0	0	0	0	0	0	0	3,900	296,447	296,447	696,447
55	89	0	0	0	0	0	0	0	0	3,900	0	0	0
60	94	0	0	0	0	0	0	0	0	0	0	0	0
65	99	0	0	0	0	0	0	0	0	0	0	0	0
70	104	0	0	0	0	0	0	0	0	0	0	0	0
75	109	0	0	0	0	0	0	0	0	0	0	0	0
80	114	0	0	0	0	0	0	0	0	0	0	0	0
85	119	0	0	0	0	0	0	0	0	0	0	0	0
86	120	0	0	0	0	0	0	0	0	0	0	0	0

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

74	PROSPECTUS	APPENDICES

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 3

Target Premium = $3,900.00

These values reflect CURRENT cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

End of Policy Year	Age Beginning of Year	Assuming Current Charges and 0% Gross Return				Assuming Current Charges and 6% Gross Return				Assuming Current Charges and 10% Gross Return
		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	35	3,900	2,404	0	403,900	3,900	2,483	0	403,900	3,900	2,535	0	403,900
2	36	3,900	4,714	1,594	407,800	3,900	5,017	1,897	407,800	3,900	5,222	2,102	407,800
3	37	3,900	6,888	4,158	411,700	3,900	7,559	4,829	411,700	3,900	8,030	5,300	411,700
4	38	3,900	9,022	6,682	415,600	3,900	10,208	7,868	415,600	3,900	11,067	8,727	415,600
5	39	3,900	11,116	9,166	419,500	3,900	12,968	11,018	419,500	3,900	14,355	12,405	419,500
6	40	3,900	13,171	11,806	423,400	3,900	15,844	14,479	423,400	3,900	17,915	16,550	423,400
7	41	3,900	15,186	14,406	427,300	3,900	18,842	18,062	427,300	3,900	21,770	20,990	427,300
8	42	3,900	17,164	16,969	431,200	3,900	21,968	21,773	431,200	3,900	25,945	25,750	431,200
9	43	3,900	19,103	19,103	435,100	3,900	25,227	25,227	435,100	3,900	30,470	30,470	435,100
10	44	3,900	21,005	21,005	439,000	3,900	28,625	28,625	439,000	3,900	35,372	35,372	439,000
15	49	3,900	34,375	34,375	458,500	3,900	53,366	53,366	458,500	3,900	73,097	73,097	458,500
20	54	3,900	45,500	45,500	478,000	3,900	83,339	83,339	478,000	3,900	129,717	129,717	478,000
25	59	3,900	53,145	53,145	497,500	3,900	119,453	119,453	497,500	3,900	216,265	216,265	497,500
30	64	3,900	54,487	54,487	517,000	3,900	160,972	160,972	517,000	3,900	348,762	348,762	517,000
35	69	3,900	45,074	45,074	536,500	3,900	207,001	207,001	536,500	3,900	556,136	556,136	645,117
40	74	3,900	15,536	15,536	556,000	3,900	254,842	254,842	556,000	3,900	876,156	876,156	937,487
45	79	0	0	0	0	3,900	300,636	300,636	575,500	3,900	1,370,357	1,370,357	1,438,874
50	84	0	0	0	0	3,900	337,456	337,456	595,000	3,900	2,121,844	2,121,844	2,227,936
55	89	0	0	0	0	3,900	306,613	306,613	614,500	3,900	3,234,712	3,234,712	3,396,447
60	94	0	0	0	0	3,900	0	0	0	3,900	4,924,958	4,924,958	4,974,208
65	99	0	0	0	0	0	0	0	0	3,900	7,649,464	7,649,464	7,649,464
70	104	0	0	0	0	0	0	0	0	0	9,085,164	9,085,164	9,085,164
75	109	0	0	0	0	0	0	0	0	0	10,790,326	10,790,326	10,790,326
80	114	0	0	0	0	0	0	0	0	0	12,815,524	12,815,524	12,815,524
85	119	0	0	0	0	0	0	0	0	0	15,220,823	15,220,823	15,220,823
86	120	0	0	0	0	0	0	0	0	0	15,753,552	15,753,552	15,753,552

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

APPENDICES	PROSPECTUS	75

The Guardian Insurance & Annuity Company, Inc.

APPENDIX C

Male Issue Age 35, Preferred Plus Underwriting Risk

$400,000 Face Amount

Death Benefit Option 3

Target Premium = $3,900.00

These values reflect GUARANTEED cost of insurance and other charges

Using the Guideline Premium Test as defined under Section 7702 of the Internal Revenue Code.

	Age Beginning of Year	Assuming Guaranteed Charges and 0% Gross Return				Assuming Guaranteed Charges and 6% Gross Return				Assuming Guaranteed Charges and 10% Gross Return
End of Policy Year		Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit	Net Outlay	Policy Account Value	Net Cash Surrender Value	Net Death Benefit
1	35	3,900	2,400	0	403,900	3,900	2,479	0	403,900	3,900	2,531	0	403,900
2	36	3,900	4,469	1,349	407,800	3,900	4,763	1,643	407,800	3,900	4,963	1,843	407,800
3	37	3,900	6,455	3,725	411,700	3,900	7,095	4,365	411,700	3,900	7,545	4,815	411,700
4	38	3,900	8,356	6,016	415,600	3,900	9,474	7,134	415,600	3,900	10,287	7,947	415,600
5	39	3,900	10,164	8,214	419,500	3,900	11,893	9,943	419,500	3,900	13,192	11,242	419,500
6	40	3,900	11,875	10,510	423,400	3,900	14,349	12,984	423,400	3,900	16,270	14,905	423,400
7	41	3,900	13,479	12,699	427,300	3,900	16,830	16,050	427,300	3,900	19,522	18,742	427,300
8	42	3,900	14,976	14,781	431,200	3,900	19,337	19,142	431,200	3,900	22,964	22,769	431,200
9	43	3,900	16,354	16,354	435,100	3,900	21,859	21,859	435,100	3,900	26,598	26,598	435,100
10	44	3,900	17,614	17,614	439,000	3,900	24,395	24,395	439,000	3,900	30,440	30,440	439,000
15	49	3,900	26,097	26,097	458,500	3,900	42,150	42,150	458,500	3,900	59,118	59,118	458,500
20	54	3,900	29,448	29,448	478,000	3,900	59,709	59,709	478,000	3,900	98,047	98,047	478,000
25	59	3,900	24,091	24,091	497,500	3,900	73,842	73,842	497,500	3,900	151,306	151,306	497,500
30	64	3,900	2,760	2,760	517,000	3,900	76,456	76,456	517,000	3,900	223,206	223,206	517,000
35	69	0	0	0	0	3,900	49,666	49,666	536,500	3,900	322,666	322,666	536,500
40	74	0	0	0	0	0	0	0	0	3,900	474,803	474,803	556,000
45	79	0	0	0	0	0	0	0	0	3,900	732,220	732,220	768,831
50	84	0	0	0	0	0	0	0	0	3,900	1,110,857	1,110,857	1,166,400
55	89	0	0	0	0	0	0	0	0	3,900	1,644,627	1,644,627	1,726,858
60	94	0	0	0	0	0	0	0	0	3,900	2,444,804	2,444,804	2,469,252
65	99	0	0	0	0	0	0	0	0	3,900	3,761,673	3,761,673	3,761,673
70	104	0	0	0	0	0	0	0	0	0	4,360,818	4,360,818	4,360,818
75	109	0	0	0	0	0	0	0	0	0	5,055,392	5,055,392	5,055,392
80	114	0	0	0	0	0	0	0	0	0	5,860,595	5,860,595	5,860,595
85	119	0	0	0	0	0	0	0	0	0	6,794,049	6,794,049	6,794,049
86	120	0	0	0	0	0	0	0	0	0	6,997,873	6,997,873	6,997,873

IT IS EMPHASIZED THAT THE HYPOTHETICAL RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE GROSS ANNUAL RATES OF RETURN. ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE ALLOCATIONS MADE BY A POLICYOWNER, THE FREQUENCY OF THE PREMIUM PAYMENTS MADE BY A POLICYOWNER, THE INVESTMENT EXPERIENCE OF THE POLICY’S VARIABLE INVESTMENT OPTIONS, AND THE RATE OF INTEREST PAID ON AMOUNTS HELD IN THE FIXED-RATE OPTION. THE DEATH BENEFIT, POLICY ACCOUNT VALUE AND NET CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 10% OVER A PERIOD OF YEARS, BUT VARIED ABOVE AND BELOW THAT AVERAGE DURING THE PERIOD. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR OTHER POLICY TRANSACTIONS WERE EFFECTED DURING THE PERIOD. NO REPRESENTATIONS CAN BE MADE BY GIAC OR THE MUTUAL FUNDS THAT THE ILLUSTRATED HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

76	PROSPECTUS	APPENDICES

TABLE OF CONTENTS FOR

STATEMENT OF ADDITIONAL INFORMATION

ABOUT GIAC

ADDITIONAL INFORMATION ABOUT THE POLICY

ADDITIONAL INFORMATION ABOUT CHARGES

PERFORMANCE INFORMATION

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS OF THE GUARDIAN SEPARATE ACCOUNT N

CONSOLIDATED FINANCIAL STATEMENTS OF THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

APPENDIX A — USES OF LIFE INSURANCE

SAI–CONTENTS	PROSPECTUS	77

BACK COVER PAGE

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the policy described in this prospectus and is incorporated into this prospectus by reference. If you would like a free copy, please call us toll-free at 1-800-441-6455, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service office

Box 26125

Lehigh Valley, Pennsylvania 18002-6125

Information about us (including the SAI), is also available on the SEC’s Internet site at www.sec.gov, or can be reviewed and copies made at or ordered from (for a fee) the SEC’s Public Reference Room, 100 “F” Street, NE, Room 1580, Washington, D.C. 20549. (Direct questions to the SEC at 202-551-5850).

HOW TO COMMUNICATE WITH US

We cannot act on any request (except for proper telephone transfer requests) unless it is received in writing at our customer service office, in a form acceptable to us. Your request must include:

•	your policy number

•	the full name of all policyowners

•	the full name of the insured, and

•	your current address.

Our address for regular mail is:

The Guardian Insurance & Annuity Company, Inc.

P.O. Box 26125

Lehigh Valley, PA 18002-6125

Our address for registered, certified or express mail is:

The Guardian Insurance & Annuity Company, Inc.

3900 Burgess Place

Bethlehem, PA 18017

If you need information on your Policy, or a personalized illustration, available free of charge, of death benefits, Cash Surrender Values, and cash values under your Policy, please contact your registered representative, or call us at 1-800-441-6455 between 8 a.m. and 6 p.m. Eastern time or write us at the above address. Current policyowners should contact their registered representative for current personalized illustrations.

Investment Company Act File No. 811-09725

78	PROSPECTUS	BACK COVER PAGE

FLEXIBLE SOLUTIONSSM VUL

Issued Through The Guardian Separate Account N of The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated September 30, 2005

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account N (marketed under the name “Flexible SolutionsSM VUL”) dated September 30, 2005.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26240

Lehigh Valley, Pennsylvania 18002

1-800-441-6455

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

Pub.3877  (9/05)

STATEMENT OF ADDITIONAL INFORMATION	B-1

ABOUT GIAC

Your Flexible SolutionsSM VUL Policy is issued, through its Separate Account N, (Separate Account or Separate Account N), by The Guardian Insurance & Annuity Company, Inc. (GIAC), a Delaware stock insurance company formed in 1970. GIAC is licensed to sell life insurance and annuities in all 50 states of the United States of America and the District of Columbia. As of December 31, 2004, our total assets (GAAP basis) exceeded $10 billion.

We are wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2004, Guardian Life had total assets (GAAP basis) in excess of $39 billion. The offices of both Guardian Life and GIAC are located at 7 Hanover Square, New York, New York 10004.

Both Guardian Life and GIAC have consistently received exemplary ratings from Moody’s Investors Service, Inc., Standard & Poor’s Corporation, Duff & Phelps and A.M. Best. These ratings may change at any time, and only reflect GIAC’s ability to meet its insurance-related obligations and the guaranteed return on the fixed-rate option. These ratings do not apply to the variable investment options, which are subject to the risks of investing in any securities. Guardian Life does not issue the Flexible SolutionsSM VUL Policies, and does not guarantee the benefits provided by the Policy.

The Guardian Separate Account N was established by GIAC’s Board of Directors on September 23, 1999 under the insurance laws of the State of Delaware. It is registered with the SEC as a unit investment trust.

ADDITIONAL INFORMATION ABOUT THE POLICY

Issuing the Policy

If you already own certain fixed-benefit life insurance policies issued by us or by Guardian Life, you may be able to buy a Flexible SolutionsSM VUL Policy without having to meet our insurance requirements again. You can do this by exchanging your current policy for a Flexible SolutionsSM VUL Policy or if your fixed-benefit policy contains a rider to permit you to purchase a Flexible SolutionsSM VUL Policy. You may also be able to convert to a Flexible SolutionsSM VUL Policy if your existing policy contains appropriate riders. In this case you may have to meet minimal insurance requirements.

If you have a convertible term policy, or a whole life policy with a convertible term rider, you may receive a credit of up to one Minimum Annual To Issue Premium if you convert it to a Flexible SolutionsSM VUL Policy.

Death Benefit Options

Cash Value Test

To satisfy this test, the death benefit must be at least equal to the Policy Account Value multiplied by a death benefit factor. A table of death benefit factors appears in your Policy. These factors are equal to one divided by the net single premium (the single premium that would be needed to pay for the death benefit under the Policy, including any Additional Sum Insured).

Guideline Premium Test

The Guideline Premium Test consists of two parts: the Guideline Premium Test and the Cash Value Corridor Test.

To satisfy the Guideline Premium Test the total of all premiums you pay must not exceed certain maximums. The total of premiums paid, minus the nontaxable portion of partial withdrawals, must not be greater than the larger of the following:

•	the guideline single premium on the date the calculation is done, or

•	the sum of the guideline level premiums to the date the calculation is done.

For the purposes of this test, the guideline single premium is the premium that would be necessary to pay for future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 6%.

B-2	STATEMENT OF ADDITIONAL INFORMATION

The guideline level premium is the level annual premium payable to age 100 that would be necessary to pay for all future benefits under the Policy as calculated at the time the Policy is issued. It’s based on “reasonable” mortality and expense charges (as defined in Section 7702 of the Internal Revenue Code) and an effective annual interest rate of 4%.

Payment of premiums in excess of the guideline premium limit is permitted if those premiums are necessary to keep the Policy in force.

To satisfy the Cash Value Corridor Test, the death benefit must at least equal the percentage of the Policy Account Value shown in the following table:

Attained age	Percentage of policy account value*
0-40	250%
40-45	250% - 215%
45-50	215% - 185%
50-55	185% - 150%
55-60	150% - 130%
60-65	130% - 120%
65-70	120% - 115%
70-75	115% - 105%
75-90	105%
90-95	105% - 100%
95+	100%
*	The percentage decreases uniformly as attained age increases within the age ranges.

Test Advantages
Cash Value Test	Guideline Premium Test
• allows you to make larger premium payments than the Guideline Premium Test	• allows greater proportion of Policy Account Value relative to death benefit than under the Cash Value Test
• increases the death benefit earlier than the Guideline Premium Test	• develops larger Policy Account Values due to lower death benefits

Changing Your Death Benefit Option

If you’re changing from Option 1 to Option 2, we will decrease the Face Amount by the Policy Account Value on the date the change takes effect. We decrease the Face Amount so that the death benefit remains the same on the date the change takes effect.

If you’re changing from Option 2 to Option 1, we will increase the Face Amount by the Policy Account Value on the date the change takes effect. We increase the Face Amount so that the death benefit remains the same on the date the change takes effect.

If you’re changing from Option 3 to Option 1, we will increase the Face Amount by the amount of Net Accumulated Premiums on the date the change takes effect. We increase the Face Amount so that the death benefit remains the same on the date the change takes effect. When we increase the Face Amount, we will increase the Basic Sum Insured rather than adding a new Policy Segment.

If you’re changing from Option 3 to Option 2, we will adjust the Face Amount by an amount equal to the Net Accumulated Premiums on the date the change takes effect minus the Policy Account Value on the date the change takes effect. The Face Amount is increased or decreased by this amount so that the death benefit remains the same on the date the change takes effect. Any increase in Face Amount caused by this change will not result in a new Policy Segment. Instead, the Basic Sum Insured will be increased.

STATEMENT OF ADDITIONAL INFORMATION	B-3

Net Investment Factor

We calculate the unit value of each variable investment option on each Business Day by multiplying the option’s immediately preceding unit value by the net investment factor for that day. We calculate the net investment factor as follows on each Business Day:

•	the net asset value of one share of the mutual fund corresponding to the variable investment option at the close of the current Business Day, plus

•	the amount per share of any dividends or capital gains distributed by the fund on the current Business Day, minus any federal, state or local taxes payable by GIAC and allocated by GIAC to the variable investment option; divided by

•	the net asset value of one share of the same mutual fund at the close of the previous Business Day.

The prospectuses for each fund describe how they calculate the net asset values of their mutual fund shares.

Decreasing the Face Amount

Your death benefit option will determine how your Policy is affected by a reduction in the Face Amount due to a partial withdrawal:

•	under Option 1, a partial withdrawal will typically cause an immediate reduction in your Policy’s Face Amount.

•	under Option 2, a partial withdrawal will not reduce your Policy’s Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

•	under Option 3, a partial withdrawal will typically not cause an immediate reduction in your Policy’s Face Amount. However, the amount of your death benefit will decline with each partial withdrawal.

If you have made one or more increases to the initial Face Amount by adding Policy Segments and then request a Face Amount decrease, we will apply the decrease to your Policy Segments as follows. We start with the most recent Policy Segment, followed by the next most recent, and so on, and then reduce the Additional Sum Insured portion of the initial Face Amount and, finally, reduce the Basic Sum Insured portion of the initial Face Amount.

Since we do not deduct a surrender charge when you decrease the Face Amount, the surrender charge does not change. The administrative charge per $1,000 of coverage is not reduced by a decrease in Face Amount.

We will send you Policy pages that reflect the changes resulting from your reduction in the Face Amount.

Reducing the Face Amount of your Policy may have tax consequences, including possibly causing it to be considered a modified endowment contract under the Internal Revenue Code. A decrease in Face Amount may also reduce the federal tax law limits on what you can put into the Policy. In these cases you may need to have a portion of the policy’s cash value paid to you to comply with federal tax law. See Tax considerations.

Increasing the Face Amount

We’ll issue the increase in the form of a separate Policy Segment. Each Policy Segment has its own underwriting class, rate for cost of insurance, surrender charges, administrative charges, premium charge, Target Premium, and, during the No Lapse Guarantee Period, Minimum Annual Premium.

After an increase in the Face Amount takes effect, to calculate premium charges we will allocate premium payments first to the initial Face Amount and then to each Policy Segment, starting with the oldest Policy Segment and ending with the most recent one. We’ll allocate premiums in such a way that they won’t exceed the annual Target Premium for the initial Face Amount or for each Policy Segment. When the sum of the premiums paid during a Policy Year exceeds the Target Premium for the initial face amount, we will allocate the excess to the first Policy Segment. If the premiums you pay during a Policy Year exceed the Target Premiums for all the Policy Segments and the initial Face Amount, we’ll allocate the excess proportionately according to the Target Premiums for the initial Face amount and each Policy Segment.

B-4	STATEMENT OF ADDITIONAL INFORMATION

If you increase the Face Amount of your Policy, it will be subject to new surrender charges. We’ll calculate the surrender charges as if you had bought a new policy for the increase in the Face Amount. A new 8-year surrender charge will apply to the Policy Segment that increased the Face Amount. We’ll notify you about the new surrender charge after any increase in the Face Amount.

You don’t have to pay an additional premium to increase the Face Amount.

Increasing the Face Amount of your Policy may have tax consequences, including possibly causing your policy to be considered a modified endowment contract. The tax consequences associated with your Policy being classified as a modified endowment contract are discussed in the prospectus at Tax considerations.

Reduction-free Partial Withdrawals

We will calculate the reduction-free partial withdrawal amount as of the Business Day we receive your request. This amount will be affected by which death benefit option you have chosen.

If you have chosen death benefit Option 1, your reduction-free partial withdrawal amount is any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

If you have chosen death benefit Option 2, all partial withdrawals are reduction-free.

If you have chosen death benefit Option 3, your reduction-free partial withdrawal amount is the greater of:

•	your Net Accumulated Premiums immediately prior to the partial withdrawal, or

•	any positive amount resulting from:

•	your Policy Account Value, minus

•	your Policy’s Face Amount divided by the death benefit factor outlined in your Policy.

Dollar Cost Averaging

The amount of your monthly transfer under this option must be at least $100 for each variable investment option you wish to invest in. Amounts will be transferred automatically on each Monthly Processing Date from The Guardian Cash Fund into the variable investment options you have chosen.

Before the program can begin, you must submit an authorization form.

We will stop your dollar cost averaging program when:

•	the period of time listed on your dollar cost averaging authorization form ends

•	your Policy Account Value in The Guardian Cash Fund is insufficient to cover your monthly transfer to the variable investment options you have chosen. If this happens we will divide what you do have in The Guardian Cash Fund proportionally among the variable investment options you have chosen, leaving a balance of zero in The Guardian Cash Fund

•	you tell us in writing to end the program, and we receive this notice at least three Business Days before the next Monthly Processing Date, or

•	your Policy lapses or you surrender it.

You may change your transfer instructions or reinstate the dollar cost averaging program, subject to the rules above, if we receive a new authorization form at least three Business Days before your Policy’s next Monthly Processing Date.

Payment Options

Under Payment Option 1, we will hold the proceeds and make monthly interest payments at a guaranteed annual rate of 3%.

STATEMENT OF ADDITIONAL INFORMATION	B-5

Under Payment Option 2, we will make monthly payments of a specified amount until the proceeds and interest are fully paid. At least 10% of the original proceeds must be paid each year. Guaranteed interest of 3% will be added to the proceeds each year.

Under Payment Option 3, we will make monthly payments for a specified number of years. The amount of the payments will include interest at 3% per year.

Under Payment Option 4, we will make monthly payments for the longer of the life of the payee or 10 years. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 5, we will make monthly payments until the amount paid equals the proceeds settled, and for the remaining life of the payee. The minimum amount of each payment will include interest at 3% per year.

Under Payment Option 6, we will make monthly payments for 10 years and for the remaining life of the last surviving of two payees. The minimum amount of each payment will include interest at 3% per year.

Payment option tables for Options 4, 5 and 6 are based on the Annuity 2000 Mortality Tables (male and female) projected 20 years to the year 2020 by 100% of the male scale G Factors (for males) and 50% of the female scale G Factors (for females).

Your Policy lists the monthly payment for every $1,000 of proceeds that the payee applies under Options 3 to 6.

Assigning the Rights to Your Policy

You may assign the rights under your Flexible SolutionsSM VUL policy to another person or business. This is often done, for example, to secure a loan. We will only be bound by such an agreement when we have received a copy of the assignment papers, signed by you, as well as the business or person to whom you are assigning your rights, and your Policy’s beneficiaries, if applicable. Assignments are subject to all payments made or actions we have taken on or before the date we receive the assignment papers. We are not responsible for determining whether the transfer of your Policy’s rights is legally valid.

The entity or person to whom you assign your rights may exercise all rights granted under the Policy except the right to:

•	change the Policyowner or beneficiary

•	change a payment option, and

•	direct where your Net Premiums will be invested or make transfers among the fixed-rate and variable investment options.

Modifying the Policy

Only the President, a Vice President, or the Secretary of GIAC may make or modify this Policy. No agent has the authority to:

•	change this Policy

•	waive any provision of this Policy or any of GIAC’s requirements; or

•	waive an answer to any question in the application(s).

GIAC will not be bound by any promise or statement made by any agent or other person except as stated above.

Other Policies

We offer other variable life insurance policies that have different death benefits, policy features, and optional programs. However, these other policies also have different charges that would affect the performance of the investment divisions of the Separate Account in which you invest, as well as your Policy Account Value. To obtain more information about these other policies, contact our Customer Service Office or your registered representative.

B-6	STATEMENT OF ADDITIONAL INFORMATION

Distribution of the Policy and Other Contractual Arrangements

We have an agreement with Guardian Investor Services LLC (GIS) for GIS to act as the principal underwriter of the Flexible SolutionsSM VUL policies, as well as the other variable life insurance policies and variable annuity contracts that we offer. GIS is a broker-dealer registered under the Securities Exchange Act of 1934, and a member of the NASD. Under this agreement we paid through GIS for the sale of products issued by the Separate Account a total of $676,658 in 2002, $440,959 in 2003 and $447,974 in 2004. GIS did not retain any of such commissions. GIS is a Delaware corporation organized on December 19, 2001; it is a wholly-owned subsidiary of GIAC and is located at 7 Hanover Square, New York, New York 10004.

The offering of the Policies is continuous, and we do not anticipate discontinuing offering the Policies. However, we reserve the right to discontinue the offering at any time. We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the policyowners or the Separate Account.

Agents and Commissions

GIAC agents who are licensed by state insurance authorities to sell variable life insurance policies must also be registered representatives of GIS, or of broker-dealer firms which have entered into agreements with GIAC and GIS to sell Flexible SolutionsSM VUL Policies, which may include our affiliate Park Avenue Securities LLC.

The Prospectus contains information regarding commissions paid to GIAC agents. Information on how to obtain a Prospectus is available on the cover page of this SAI.

Because registered representatives also are GIAC agents, they are eligible for additional compensation in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. In addition, agents may qualify for non-cash compensation such as expense-paid trips or educational seminars.

If you return your Policy under the right to cancel provisions, the agent may have to return some or all of any commissions we have paid.

Administrative Services

Through an agreement with our parent company, Guardian Life, to carry out the administration of Flexible SolutionsSM VUL Policies, we are billed quarterly for the time that their staff spends on GIAC business, and for the use of their centralized services and sales force.

Other Agreements

We have entered into several other agreements, including:

•	an agreement with Value Line, Inc. under which we are compensated for marketing the Value Line Centurion Fund and the Value Line Strategic Asset Management Trust to our policyowners, and

•	agreements with MFS, AIM, Davis, Fidelity, Janus, Gabelli, Value Line and AllianceBernstein under which we are compensated for certain distribution and/or administrative costs and expenses connected to the offering and sale of their funds to our policyholders. The amount we receive is based on a percentage of assets under management. We may receive 12 b-1 fees from the funds.

Special Provisions for Group or Sponsored Arrangements

Where state insurance laws allow us to, we may sell Flexible SolutionsSM VUL Policies under a group or sponsored arrangement.

A group arrangement is one in which a group of individuals is covered under a single policy. This might be arranged, for example, by an employer, a trade union, or a professional association.

A sponsored arrangement is one in which we are allowed to offer members of a group, such as employees of a company or members of an association, insurance policies on an individual basis.

STATEMENT OF ADDITIONAL INFORMATION	B-7

We may reduce or eliminate certain deductions and charges outlined in this prospectus for Policies bought under group or sponsored arrangements including Policies issued in connection with certain business insurance arrangements. We may, for instance, sell Policies without surrender charges and/or with reduced or eliminated fees and charges to employees, officers, directors and agents of Guardian Life and its subsidiaries and their immediate family members. We may reduce or waive Policy charges and deductions in accordance with the rules in effect as of the date an application for a Policy is approved. In addition, GIAC may permit groups and persons purchasing under a sponsored arrangement to apply for simplified issue and multi-life underwriting. To qualify for a reduction in the Policy’s charges or deductions certain criteria must be met. These may include:

•	the size of the group

•	the expected number of participants

•	the expected amount of premium payments

•	the expected number of policies to be issued

•	the amount of coverage

The amount of any reduction in charges or deductions and the criteria to qualify for a reduction will reflect our reduced cost of selling and/or maintaining the Policies in group or sponsored arrangements.

From time to time we may change the amount of any reduction in charges or deductions, or the criteria that a group must meet to qualify for these reductions. Any change will be made on a non-discriminatory basis.

ADDITIONAL INFORMATION ABOUT CHARGES

Premium Charge

EXAMPLE

A 45 year-old male (Preferred Plus underwriting class) buys a Policy with a Face Amount of $250,000 on January 1, 2005. Five years later, on January 1, 2010, the same male, now age 50 (Preferred Plus underwriting class), requests an increase in the Face Amount of $100,000. The initial Target Premium is $4,250.00, and the Target Premium for the increase is $2,229, bringing the total Target Premium to $6,479.00. Assume he pays $5,000.00 per year for 10 years and $9,000.00 per year for the next 10 years. The premiums and premium charges are allocated as follows:

Years 1-5:	All premiums are allocated to the initial Face Amount because that is the only coverage.

Years 6-10:

Premiums up to the Target Premium for the initial Face Amount ($4,250.00) are allocated to the initial Face Amount, and the excess ($5,000.00 –$4,250.00 = ($750.00) is allocated to the Face Amount increase.

Years 11-20:

Again, premiums up to the Target Premium for the initial Face Amount ($4,250.00) are allocated to the initial Face Amount. The excess amount up to the Target Premium for the Face Amount increase ($2,229.00) is allocated to the Face Amount increase. The remaining premium ($9,000.00– $4,250.00–$2,229.00 = $2,521.00) is allocated proportionally based on the Target Premium for each Policy Segment:

Initial Face Amount: $2,521.00 x ($4,250.00 ÷ $6,479.00) = $1,653.69

Face Amount increase segment: $2,521.00 x ($2,229.00 ÷ $6,479.00) = $867.31

Therefore, the total premium allocated to the initial Face Amount is $4,250.00 + $1,653.69 = $5,903.69, and the total allocated to the Face Amount increase segment is $2,229.00 + $867.31 = $3,096.31.

B-8	STATEMENT OF ADDITIONAL INFORMATION

Policy year	Actual surrender charge ($)
1	3,825.00
2	3,400.00
3	2,975.00
4	2,550.00
5	2,125.00
6	1,487.50
7	850.00
8	212.50
9	0

Premium Allocation

	Initial Face Amount		First Face Amount Increase
Date	Premium	Premium Charge	Premium	Premium Charge
2005-2009	$5,000.00	$327.50	$0	$0
2010-2014	4,250.00	297.50	750.00	52.50
2015-2019	5,903.69	170.00	3,096.31	190.72
2020-2024	5,903.69	170.00	3,096.31	89.16

Surrender Charges

EXAMPLE (Policy with initial Face Amount only)

The example on the right shows how the surrender charge declines over an eight year period so that in year 9 it equals $0.

Male Insured, Age 45

Preferred Plus Underwriting Class, Nonsmoker

Face Amount: $250,000

Surrender Charge per $1000 of Basic Sum Insured in Policy Year one: $15.30

Surrender charge in Policy Year one is: The surrender charge per $1000 multiplied by $250,000 or ($15.30 x $250,000 divided by 1000) = $3,825.00
All figures in the table following are rounded to the nearest $.01.

Assume in the above example you effect a Face Amount increase of $200,000 at the beginning of Policy Year 6 (Attained Age 55) and another Face Amount increase of $100,000 at the beginning of Policy Year 11 (Attained Age 55). At the time of the first increase, the insured is again classified in the Preferred Plus underwriting class, but at the time of the second increase he is classified in the Standard underwriting class.

For the purposes of calculating the applicable surrender charges, each Face Amount increase is treated separately based on the insured’s Attained Age and underwriting class at the time of the increase. Therefore, for each increase the Policy will incur a new set of surrender charges. Surrender charges are calculated as if the policyowner has purchased a Policy with the amount of the increase being the Face Amount; in other words, they are calculated just as in the first example. The total surrender charge for a particular Policy Year equals the sum of the surrender charge for the initial Face Amount and the applicable surrender charge for each Policy Segment.

	Beginning of year	Age at beginning of year	Policy Face Amount ($)	First year surrender charge rate per $ 1000 ($)
Initial Face Amount	1	45	250,000	15.30
1st increase	6	50	200,000	20.061
2nd increase	11	55	100,000	28.323

STATEMENT OF ADDITIONAL INFORMATION	B-9

The following is a calculation of the surrender charge for this example. Note that the surrender charges are shown for policy years 1 through 20 only as, after the 20th policy year, surrender charges equal zero for the initial face amount as well as for the two face amount increases.

Per $1,000 Surrender Charge Rates x Basic Sum Insured/1000 (actual surrender charge)

Policy year	Initial coverage ($)	First increase ($)	Second increase ($)	Total policy surrender charge ($)
1	3,825.00	NA	NA	3,825.00
2	3,400.00	NA	NA	3,400.00
3	2,975.00	NA	NA	2,975.00
4	2,550.00	NA	NA	2,550.00
5	2,125.00	NA	NA	2,125.00
6	1,487.50	4,012.50	NA	5,499.70
7	850.00	3,566.40	NA	4,416.40
8	212.50	3,120.60	NA	3,333.10
9	0.00	2,674.80	NA	2,674.80
10	0.00	2,229.00	NA	2,229.00
11	0.00	1,560.30	2,832.30	4,125.30
12	0.00	891.60	2,517.60	3,171.60
13	0.00	222.90	2,202.90	2,217.90
14	0.00	0.00	1,888.20	1,710.00
15	0.00	0.00	1,573.50	1,425.00
16	0.00	0.00	1,101.45	997.50
17	0.00	0.00	629.40	570.00
18	0.00	0.00	157.35	142.50
19	0.00	0.00	0.00	0.00
20	0.00	0.00	0.00	0.00

Cost of Insurance Charge

Changes in the health of the insured will not cause your cost of insurance charge to increase. Increases in the cost of insurance rates are not made to an individual Policy, but are made equally to all Policies where the insured people are of the same Attained Age, sex, Policy or Policy Segment duration, and underwriting class. We may increase this charge when we expect:

•	a higher number of deaths among people in a certain group

•	higher expenses or federal income taxes

•	a higher number of Policies that are allowed to lapse by their policyowners

•	an increase in state or local premium taxes

•	lower earnings

B-10	STATEMENT OF ADDITIONAL INFORMATION

Generally, reducing the Net Amount at Risk results in lower charges for the cost of insurance. Decreasing the Net Amount at Risk partly depends on the death benefit option you choose. If you choose Option 1, in which the death benefit is the Face Amount of your Policy, you reduce the Net Amount at Risk when you pay premiums. That’s because premiums increase the Policy Account Value. If you choose Option 2, in which the death benefit can increase to more than the Face Amount, paying premiums will not affect the Net Amount at Risk. If you choose Option 3, in which the death benefit is the Face Amount of your Policy plus your Net Accumulated Premiums, your Net Amount at Risk could be lower if your investments perform well.

The Net Amount at Risk can increase, for example, when we increase a Policy’s death benefit to meet the requirements of the Internal Revenue Code. See Death benefit options. Having a higher Net Amount at Risk results in higher deductions for cost of insurance.

There may be different cost of insurance rates for the initial Face Amount of your Policy and for each subsequent increase in the Face Amount. As a result, we calculate the Net Amount at Risk separately for each segment of coverage.

Your Policy Account Value is allocated first to your Policy’s Basic Sum Insured, then to the Additional Sum Insured, and finally to each of the Policy Segments in the order that they were added to the Policy. Within each Policy Segment, the Policy Account Value will first be allocated to any Basic Sum Insured component and then to any Additional Sum Insured component. Finally, we will allocate your Policy Account Value to any increase in death benefit caused by Section 7702 of the Internal Revenue Code. The maximum amount of your Policy Account Value that will be allocated to any one Policy Segment or to the Initial Face Amount is the amount that the Policy Segment or Initial Face Amount provides as a death benefit, divided by 1.0032737. For the purposes of determining the Net Amount at Risk, if the death benefit is increased due to the operation of death benefit Option 2 or 3, the increase will be allocated to the Basic Sum Insured. If the death benefit is further increased due to Section 7702 of the Internal Revenue Code the increase will be allocated to the most recent Policy Segment.

Actuarial Experts

The actuarial matters contained in this prospectus have been examined by Charles G. Fisher, FSA, MAAA, Vice President and Actuary of GIAC. His opinion on actuarial matters is filed as an exhibit to the registration statement filed with the Securities and Exchange Commission.

ADDITIONAL INFORMATION

Communications We’ll Send You

Shortly after your Policy Anniversary each year, we will send you an updated statement showing the following information:

•	the amount of your current death benefit

•	the instructions we have on file regarding where to invest your Net Premiums, and how much you have invested in each of the allocation options

•	your Policy Account Value, Cash Surrender Value and Net Cash Surrender Value

•	the amount you have paid in Policy premiums and the charges that we have deducted, since the last Policy Anniversary

•	a summary of any transfers or partial withdrawals, loans or loan repayments that you have made since your last annual statement

•	the total of any outstanding Policy Debt that you owe us, and

•	the interest rate for allocations to the fixed-rate option.

Twice a year we will send you reports containing the financial statements of the underlying funds. Of these reports, the annual reports will contain audited financial statements.

We will confirm in writing receipt of your Policy premiums and any transfers or other transactions. We will also write you to request a required payment to keep your Policy from lapsing.

STATEMENT OF ADDITIONAL INFORMATION	B-11

If several members of the same household own a Flexible SolutionsSM VUL policy, we may send only one annual report, semi-annual report, and prospectus to that address unless you instruct us otherwise. You may receive additional copies by calling or writing our Customer Service Office.

Advertising Practices

In our advertisements and sales materials for Flexible SolutionsSM VUL policies we may include:

•	articles or reports on variable life insurance in general, or Flexible SolutionsSM VUL specifically, and any other information published in business or general information publications

•	relevant indices or rankings of investment securities or similar groups of funds

•	comparisons of the variable investment options with the mutual funds offered through the separate accounts of other insurance companies, or those with similar investment objectives and policies, and

•	comparisons with other investments, including those guaranteed by various governments.

We may use the past performance of the variable investment options and funds to promote the policies. This data is not indicative of the performance of the funds or the policies in the future or the investment experience of individual policyowners.

We may feature individual funds and their managers, and describe the asset levels and sales volumes of GIAC, GIS and others in the investment industry. We may also refer to past, current, or prospective economic trends and investment performance, and any other information that may be of interest.

Legal Matters

The legal validity of the Flexible SolutionsSM VUL Policy, has been confirmed by Richard T. Potter, Jr., Vice President and Counsel of GIAC.

Financial Statements

The GIAC consolidated financial statements contained in this Statement of Additional Information should only be used to determine our ability to meet our obligations under the Flexible SolutionsSM VUL Policies, and not as an indication of the investment experience of the Separate Account.

Experts

The consolidated balance sheets of GIAC as of December 31, 2004 and 2003 and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows for each of the three years in the period ended December 31, 2004 and the statement of assets and liabilities of Separate Account N as of December 31, 2004 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2004, included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

B-12	STATEMENT OF ADDITIONAL INFORMATION

(This page intentionally left blank.)

STATEMENT OF ADDITIONAL INFORMATION	B-13

FINANCIAL STATEMENTS OF

THE GUARDIAN SEPARATE ACCOUNT N

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004

	Guardian Stock	Guardian VC 500 Index

Assets:
Shares owned in underlying fund	149,264	535,149
Net asset value per share (NAV)	28.42	8.86

Total Assets (Shares x NAV)	$4,242,070	$4,741,420

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$4,242,070	$4,741,420

Net Assets: Total
Contract value in accumulation period	$4,242,070	$4,741,420

Net Assets	$4,242,070	$4,741,420

Units Outstanding	669,243	542,121
Unit Value (accumulation)	$6.34	$8.75

FIFO Cost Of Shares In Underlying Fund	$3,763,732	$4,021,187

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

	Guardian Stock	Guardian VC 500 Index

2004 Investment Income
Income:
Reinvested dividends	$73,978	$73,532
Expenses:

Net investment income/(expense)	73,978	73,532

2004 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	(52,095)	21,505
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	(52,095)	21,505
Net change in unrealized appreciation/(depreciation) of investments	214,052	355,838

Net realized and unrealized gain/(loss) from investments	161,957	377,343

2004 Net Increase/(Decrease) in Net Assets Resulting from Operations	$235,935	$450,875

See notes to financial statements.

B-14	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Guardian VC Asset Allocation	Guardian VC High Yield Bond	Guardian VC Low Duration Bond	Guardian UBS VC Large Cap Value	Guardian UBS VC Small Cap Value	Guardian Bond	Guardian Cash

40,704	38,855	5,447	563	1,275	106,668	269,128
9.16	8.60	9.97	13.35	13.97	12.11	10.00

$372,852	$334,157	$54,307	$7,517	$17,809	$1,291,746	$2,691,282

—	—	—	—	—	—	—

$372,852	$334,157	$54,307	$7,517	$17,809	$1,291,746	$2,691,282

$372,852	$334,157	$54,307	$7,517	$17,809	$1,291,746	$2,691,282

$372,852	$334,157	$54,307	$7,517	$17,809	$1,291,746	$2,691,282

36,614	26,145	5,381	665	1,539	93,274	244,518
$10.18	$12.78	$10.09	$11.31	$11.57	$13.85	$11.01

$334,000	$324,737	$54,993	$7,319	$17,499	$1,335,241	$2,691,282

Investment Divisions
Guardian VC Asset Allocation	Guardian VC High Yield Bond	Guardian VC Low Duration Bond	Guardian UBS VC Large Cap Value	Guardian UBS VC Small Cap Value	Guardian Bond	Guardian Cash

$4,249	$15,671	$618	$36	$33	$52,992	$23,927

4,249	15,671	618	36	33	52,992	23,927

37,160	3,499	3	20	50	5,095	—
—	—	—	329	1,149	12,905	—

37,160	3,499	3	349	1,199	18,000	—
(4,149)	4,762	(686)	198	310	(16,368)	—

33,011	8,261	(683)	547	1,509	1,632	—

$37,260	$23,932	$(65)	$583	$1,542	$54,624	$23,927

STATEMENT OF ADDITIONAL INFORMATION	B-15

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (continued)

	Gabelli Capital Asset	Baillie Gifford International Growth

Assets:
Shares owned in underlying fund	80,720	25,981
Net asset value per share (NAV)	18.28	15.60

Total Assets (Shares x NAV)	$1,475,557	$405,308

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$1,475,557	$405,308

Net Assets: Total
Contract value in accumulation period	$1,475,557	$405,308

Net Assets	$1,475,557	$405,308

Units Outstanding	106,397	47,722
Unit Value (accumulation)	$13.87	$8.49

FIFO Cost Of Shares In Underlying Fund	$1,158,084	$343,511

STATEMENT OF OPERATIONS

Year Ended December 31, 2004 (continued)

	Gabelli Capital Asset	Baillie Gifford International Growth

2004 Investment Income
Income:
Reinvested dividends	$4,584	$717
Expenses:

Net investment income/(expense)	4,584	717

2004 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	97,404	7,872
Reinvested realized gain distributions	50,977	—

Net realized gain/(loss) on investments	148,381	7,872
Net change in unrealized appreciation/(depreciation) of investments	52,072	44,182

Net realized and unrealized gain/(loss) from investments	200,453	52,054

2004 Net Increase/(Decrease) in Net Assets Resulting from Operations	$205,037	$52,771

See notes to financial statements.

B-16	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Baillie Gifford Emerging Markets	Guardian Small Cap Stock	Value Line Centurion	Value Line Strategic Asset Management	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Premier Equity Series I

53,310	94,185	18,410	129,215	25,043	8,825	57,153
16.43	17.22	20.24	20.46	22.69	15.61	21.30

$875,880	$1,621,869	$372,621	$2,643,732	$568,225	$137,759	$1,217,369

—	—	—	—	—	—	—

$875,880	$1,621,869	$372,621	$2,643,732	$568,225	$137,759	$1,217,369

$875,880	$1,621,869	$372,621	$2,643,732	$568,225	$137,759	$1,217,369

$875,880	$1,621,869	$372,621	$2,643,732	$568,225	$137,759	$1,217,369

61,106	139,393	51,066	271,758	86,490	18,943	179,165
$14.33	$11.64	$7.30	$9.73	$6.57	$7.27	$6.79

$744,882	$1,502,196	$312,838	$2,216,169	$479,635	$107,778	$1,029,612

Investment Divisions
Baillie Gifford Emerging Markets	Guardian Small Cap Stock	Value Line Centurion	Value Line Strategic Asset Management	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Premier Equity Series I

$1,523	$—	$—	$8,650	$—	$3,344	$5,558

1,523	—	—	8,650	—	3,344	5,558

52,880	34,132	2,104	31,817	(3,149)	(1,611)	28,673
17,801	251,905	—	—	—	—	—

70,681	286,037	2,104	31,817	(3,149)	(1,611)	28,673
90,135	(84,549)	35,495	243,539	38,129	24,210	38,240

160,816	201,488	37,599	275,356	34,980	22,599	66,913

$162,339	$201,488	$37,599	$284,006	$34,980	$25,943	$72,471

STATEMENT OF ADDITIONAL INFORMATION	B-17

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (continued)

	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

Assets:
Shares owned in underlying fund	6,140	6,757
Net asset value per share (NAV)	12.54	23.87

Total Assets (Shares x NAV)	$76,990	$161,295

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$76,990	$161,295

Net Assets: Total
Contract value in accumulation period	$76,990	$161,295

Net Assets	$76,990	$161,295

Units Outstanding	6,235	14,325
Unit Value (accumulation)	$12.35	$11.26

FIFO Cost Of Shares In Underlying Fund	$66,769	$145,238

STATEMENT OF OPERATIONS

Year Ended December 31, 2004 (continued)

	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

2004 Investment Income
Income:
Reinvested dividends	$485	$715
Expenses:

Net investment income/(expense)	485	715

2004 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	2,110	2,398
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	2,110	2,398
Net change in unrealized appreciation/(depreciation) of investments	4,935	8,409

Net realized and unrealized gain/(loss) from investments	7,045	10,807

2004 Net Increase/(Decrease) in Net Assets Resulting from Operations	$7,530	$11,522

See notes to financial statements.

B-18	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Alliance Bernstein Premier Growth Class B	Alliance Bernstein Technology Class B	Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

8,259	2,387	36,701	36,688	85,870	63,276	39,030
23.11	15.08	12.82	16.80	11.78	26.35	25.09

$190,855	$35,991	$470,505	$616,353	$1,011,548	$1,667,325	$979,251

—	—	—	—	—	—	—

$190,855	$35,991	$470,505	$616,353	$1,011,548	$1,667,325	$979,251

$190,855	$35,991	$470,505	$616,353	$1,011,548	$1,667,325	$979,251

$190,855	$35,991	$470,505	$616,353	$1,011,548	$1,667,325	$979,251

18,070	3,482	36,668	27,679	92,377	152,095	80,560
$10.56	$10.34	$12.83	$22.27	$10.95	$10.96	$12.16

$164,250	$33,452	$377,551	$511,304	$846,652	$1,360,466	$796,024

Investment Divisions
Alliance Bernstein Premier Growth Class B	Alliance Bernstein Technology Class B	Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

$—	$—	$1,555	$14,423	$7,968	$2,217	$10,950

—	—	1,555	14,423	7,968	2,217	10,950

6,521	2,662	13,261	50,016	31,730	40,106	8,507
—	—	—	18,532	—	—	2,853

6,521	2,662	13,261	68,548	31,730	40,106	11,360
5,379	(299)	29,295	50,169	62,657	154,661	74,673

11,900	2,363	42,556	118,717	94,387	194,767	86,033

$11,900	$2,363	$44,111	$133,140	$102,355	$196,984	$96,983

STATEMENT OF ADDITIONAL INFORMATION	B-19

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (continued)

	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

Assets:
Shares owned in underlying fund	18,474	117,740
Net asset value per share (NAV)	15.96	29.88

Total Assets (Shares x NAV)	$294,849	$3,518,062

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$294,849	$3,518,062

Net Assets: Total
Contract value in accumulation period	$294,849	$3,518,062

Net Assets	$294,849	$3,518,062

Units Outstanding	37,433	213,443
Unit Value (accumulation)	$7.88	$16.48

FIFO Cost Of Shares In Underlying Fund	$246,735	$2,455,301

STATEMENT OF OPERATIONS

Year Ended December 31, 2004 (continued)

	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

2004 Investment Income
Income:
Reinvested dividends	$797	$—
Expenses:

Net investment income/(expense)	797	—

2004 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	1,943	101,819
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	1,943	101,819
Net change in unrealized appreciation/(depreciation) of investments	16,256	567,122

Net realized and unrealized gain/(loss) from investments	18,199	668,941

2004 Net Increase/(Decrease) in Net Assets Resulting from Operations	$18,996	$668,941

See notes to financial statements.

B-20	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Capital Appreciation Institutional Shares	Janus Aspen Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class

51,843	53,935	48,854	60,363	49,717	25,815	46,530
25.84	24.58	20.07	26.78	17.52	18.08	14.87

$1,339,634	$1,325,725	$980,500	$1,616,519	$871,036	$466,743	$691,906

—	—	—	—	—	—	—

$1,339,634	$1,325,725	$980,500	$1,616,519	$871,036	$466,743	$691,906

$1,339,634	$1,325,725	$980,500	$1,616,519	$871,036	$466,743	$691,906

$1,339,634	$1,325,725	$980,500	$1,616,519	$871,036	$466,743	$691,906

280,550	168,612	156,494	263,311	163,332	52,813	80,037
$4.78	$7.86	$6.27	$6.14	$5.33	$8.84	$8.64

$974,773	$1,053,108	$796,210	$1,444,850	$719,682	$402,447	$579,273

Investment Divisions
Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Capital Appreciation Institutional Shares	Janus Aspen Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class

$—	$3,010	$1,401	$15,846	$—	$2,755	$—

—	3,010	1,401	15,846	—	2,755	—

15,294	12,605	4,530	46,942	(11,837)	(1,068)	49,285
—	—	—	—	—	—	—

15,294	12,605	4,530	46,942	(11,837)	(1,068)	49,285
211,447	186,049	37,568	17,108	116,915	48,345	(2,516)

226,741	198,654	42,098	64,050	105,078	47,277	46,769

$226,741	$201,664	$43,499	$79,896	$105,078	$50,032	$46,769

STATEMENT OF ADDITIONAL INFORMATION	B-21

The Guardian Separate Account N

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 (continued)

	Investment Divisions
	MFS Research Initial Class	MFS Total Return Initial Class

Assets:
Shares owned in underlying fund	7,258	95,237
Net asset value per share (NAV)	15.30	21.43

Total Assets (Shares x NAV)	$111,047	$2,040,939

Liabilities:
Due to The Guardian Insurance & Annuity Company, Inc.	—	—

Net Assets	$111,047	$2,040,939

Net Assets: Total
Contract value in accumulation period	$111,047	$2,040,939

Net Assets	$111,047	$2,040,939

Units Outstanding	14,625	148,949
Unit Value (accumulation)	$7.59	$13.70

FIFO Cost Of Shares In Underlying Fund	$88,159	$1,780,649

STATEMENT OF OPERATIONS

Year Ended December 31, 2004 (continued)

	Investment Divisions
	MFS Research Initial Class	MFS Total Return Initial Class

2004 Investment Income
Income:
Reinvested dividends	$1,007	$27,482
Expenses:

Net investment income/(expense)	1,007	27,482

2004 Realized and Unrealized Gain/(Loss) from Investments
Realized gain/(loss) from investments:
Net realized gain/(loss) from sale of investments	6,150	54,989
Reinvested realized gain distributions	—	—

Net realized gain/(loss) on investments	6,150	54,989
Net change in unrealized appreciation/(depreciation) of investments	7,917	115,612

Net realized and unrealized gain/(loss) from investments	14,067	170,601

2004 Net Increase/(Decrease) in Net Assets Resulting from Operations	$15,074	$198,083

See notes to financial statements.

B-22	STATEMENT OF ADDITIONAL INFORMATION

(This page intentionally left blank.)

STATEMENT OF ADDITIONAL INFORMATION	B-23

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2003 and 2004

	Guardian Stock	Guardian VC 500 Index

2003 Increase/(Decrease) from Operations
Net investment income/(expense)	$34,163	$54,893
Net realized gain/(loss) from sale of investments	(149,872)	(115,238)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	758,609	924,700

Net increase/(decrease) resulting from operations	642,900	864,355

2003 Policy Transactions
Net policy purchase payments	1,383,933	938,705
Transfers on account of death, surrenders and withdrawals	(193,416)	(227,693)
Transfers of policy loans	(58,668)	(2,441)
Transfers of cost of insurance and policy fees	(617,431)	(347,993)
Transfers between investment divisions	(179,363)	1,383
Transfers–other	66,512	(19,061)

Net increase/(decrease) from policy transactions	401,567	342,900

Total Increase/(Decrease) in Net Assets	1,044,467	1,207,255
Net Assets at December 31, 2002	2,722,835	2,841,836

Net Assets at December 31, 2003	$3,767,302	$4,049,091

2004 Increase/(Decrease) from Operations
Net investment income/(expense)	$73,978	$73,532
Net realized gain/(loss) from sale of investments	(52,095)	21,505
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	214,052	355,838

Net increase/(decrease) resulting from operations	235,935	450,875

2004 Policy Transactions
Net policy purchase payments	1,331,861	987,177
Transfers on account of death, surrenders and withdrawals	(167,759)	(228,033)
Transfers of policy loans	(38,744)	(10,573)
Transfers of cost of insurance and policy fees	(581,820)	(404,109)
Transfers between investment divisions	(239,406)	(101,046)
Transfers–other	(65,299)	(1,962)

Net increase/(decrease) from policy transactions	238,833	241,454

Total Increase/(Decrease) in Net Assets	474,768	692,329
Net Assets at December 31, 2003	3,767,302	4,049,091

Net Assets at December 31, 2004	$4,242,070	$4,741,420

See notes to financial statements.

B-24	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Guardian VC Asset Allocation	Guardian VC High Yield Bond	Guardian VC Low Duration Bond	Guardian UBS VC Large Cap Value	Guardian UBS VC Small Cap Value	Guardian Bond	Guardian Cash

$8,338	$6,470	$—	$—	$—	$51,216	$25,469
322	(1,127)	—	—	—	11,966	—
—	—	—	—	—	38,050	—
46,928	7,908	—	—	—	(43,405)	—

55,588	13,251	—	—	—	57,827	25,469

294,733	35,457	—	—	—	462,717	1,273,250
(2,707)	(4,409)	—	—	—	(96,734)	(537,689)
(2)	(352)	—	—	—	2,143	(29,074)
(41,435)	(13,979)	—	—	—	(206,383)	(522,295)
(78,671)	27,152	—	—	—	(110,291)	(235,122)
28,945	(78)	—	—	—	(95,587)	(27,604)

200,863	43,791	—	—	—	(44,135)	(78,534)

256,451	57,042	—	—	—	13,692	(53,065)
149,311	60,957	—	—	—	1,279,364	3,701,652

$405,762	$117,999	$—	$—	$—	$1,293,056	$3,648,587

$4,249	$15,671	$618	$36	$33	$52,992	$23,927
37,160	3,499	3	20	50	5,095	—
—	—	—	329	1,149	12,905	—
(4,149)	4,762	(686)	198	310	(16,368)	—

37,260	23,932	(65)	583	1,542	54,624	23,927

41,911	44,026	1,313	1,473	7,800	338,065	1,038,084
(46,145)	(1,721)	—	—	—	(102,283)	(842,905)
(13,162)	—	—	—	—	(28,559)	(46,189)
(53,899)	(23,885)	(940)	(391)	(461)	(160,309)	(392,546)
7,418	173,795	53,905	5,852	8,920	(101,902)	(651,131)
(6,293)	11	94	—	8	(946)	(86,545)

(70,170)	192,226	54,372	6,934	16,267	(55,934)	(981,232)

(32,910)	216,158	54,307	7,517	17,809	(1,310)	(957,305)
405,762	117,999	—	—	—	1,293,056	3,648,587

$372,852	$334,157	$54,307	$7,517	$17,809	$1,291,746	$2,691,282

STATEMENT OF ADDITIONAL INFORMATION	B-25

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2003 and 2004 (continued)

	Gabelli Capital Asset	Baillie Gifford International Growth

2003 Increase/(Decrease) from Operations
Net investment income/(expense)	$1,348	$3,480
Net realized gain/(loss) from sale of investments	(3,379)	80,177
Reinvested realized gain distributions	1,187	—
Net change in unrealized appreciation/(depreciation) of investments	321,033	15,608

Net increase/(decrease) resulting from operations	320,189	99,265

2003 Policy Transactions
Net policy purchase payments	480,660	80,737
Transfers on account of death, surrenders and withdrawals	(19,974)	(26,497)
Transfers of policy loans	(185)	(939)
Transfers of cost of insurance and policy fees	(168,087)	(35,441)
Transfers between investment divisions	50,854	(24,732)
Transfers–other	258	(2,348)

Net increase/(decrease) from policy transactions	343,526	(9,220)

Total Increase/(Decrease) in Net Assets	663,715	90,045
Net Assets at December 31, 2002	660,725	163,888

Net Assets at December 31, 2003	$1,324,440	$253,933

2004 Increase/(Decrease) from Operations
Net investment income/(expense)	$4,584	$717
Net realized gain/(loss) from sale of investments	97,404	7,872
Reinvested realized gain distributions	50,977	—
Net change in unrealized appreciation/(depreciation) of investments	52,072	44,182

Net increase/(decrease) resulting from operations	205,037	52,771

2004 Policy Transactions
Net policy purchase payments	411,793	101,411
Transfers on account of death, surrenders and withdrawals	(66,176)	(17,503)
Transfers of policy loans	(25,498)	(435)
Transfers of cost of insurance and policy fees	(179,888)	(43,701)
Transfers between investment divisions	(193,585)	58,680
Transfers–other	(566)	152

Net increase/(decrease) from policy transactions	(53,920)	98,604

Total Increase/(Decrease) in Net Assets	151,117	151,375
Net Assets at December 31, 2003	1,324,440	253,933

Net Assets at December 31, 2004	$1,475,557	$405,308

See notes to financial statements.

B-26	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Baillie Gifford Emerging Markets	Guardian Small Cap Stock	Value Line Centurion	Value Line Strategic Asset Management	AIM V.I. Capital Appreciation Series I	AIM V.I. Utilities Series I	AIM V.I. Premier Equity Series I

$2,775	$—	$—	$13,858	$—	$3,106	$3,068
117,886	2,819	(11,064)	(26,607)	(23,506)	(6,225)	(47,304)
—	—	—	—	—	—	—
44,397	253,002	54,468	297,300	127,958	16,535	242,287

165,058	255,821	43,404	284,551	104,452	13,416	198,051

203,825	323,832	131,310	821,402	188,174	30,357	426,372
(21,431)	(45,433)	(9,742)	(24,385)	(14,812)	(4,165)	(24,528)
(353)	36,916	(1,346)	(1,429)	(4,002)	—	(612)
(46,459)	(122,542)	(52,723)	(344,608)	(85,642)	(13,353)	(128,153)
(3,168)	76,466	2,928	75,787	(7,512)	3,668	(17,946)
(2,008)	251	(269)	27,139	143	48	(24,812)

130,406	269,490	70,158	553,906	76,349	16,555	230,321

295,464	525,311	113,562	838,457	180,801	29,971	428,372
117,660	490,562	187,199	1,441,235	315,252	61,212	667,752

$413,124	$1,015,873	$300,761	$2,279,692	$496,053	$91,183	$1,096,124

$1,523	$—	$—	$8,650	$—	$3,344	$5,558
52,880	34,132	2,104	31,817	(3,149)	(1,611)	28,673
17,801	251,905	—	—	—	—	—
90,135	(84,549)	35,495	243,539	38,129	24,210	38,240

162,339	201,488	37,599	284,006	34,980	25,943	72,471

281,711	488,694	123,303	718,549	173,447	37,959	356,066
(11,427)	(43,457)	(46,065)	(77,455)	(30,660)	(2,250)	(143,157)
(612)	(67,128)	(582)	(44,229)	(19,643)	—	(7,252)
(98,596)	(179,932)	(46,722)	(318,128)	(79,220)	(15,086)	(120,396)
130,486	204,724	9,347	(27,349)	(6,663)	—	(36,240)
(1,145)	1,607	(5,020)	(171,354)	(69)	10	(247)

300,417	404,508	34,261	80,034	37,192	20,633	48,774

462,756	605,996	71,860	364,040	72,172	46,576	121,245
413,124	1,015,873	300,761	2,279,692	496,053	91,183	1,096,124

$875,880	$1,621,869	$372,621	$2,643,732	$568,225	$137,759	$1,217,369

STATEMENT OF ADDITIONAL INFORMATION	B-27

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2003 and 2004 (continued)

	Alliance Bernstein Value Class B	Alliance Bernstein Growth & Income Class B

2003 Increase/(Decrease) from Operations
Net investment income/(expense)	$105	$87
Net realized gain/(loss) from sale of investments	248	565
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	5,211	7,679

Net increase/(decrease) resulting from operations	5,564	8,331

2003 Policy Transactions
Net policy purchase payments	16,423	19,998
Transfers on account of death, surrenders and withdrawals	(61)	(1,093)
Transfers of policy loans	—	—
Transfers of cost of insurance and policy fees	(2,016)	(6,892)
Transfers between investment divisions	7,513	36,480
Transfers–other	(5)	107

Net increase/(decrease) from policy transactions	21,854	48,600

Total Increase/(Decrease) in Net Assets	27,418	56,931
Net Assets at December 31, 2002	1,963	3,937

Net Assets at December 31, 2003	$29,381	$60,868

2004 Increase/(Decrease) from Operations
Net investment income/(expense)	$485	$715
Net realized gain/(loss) from sale of investments	2,110	2,398
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	4,935	8,409

Net increase/(decrease) resulting from operations	7,530	11,522

2004 Policy Transactions
Net policy purchase payments	22,848	54,677
Transfers on account of death, surrenders and withdrawals	—	—
Transfers of policy loans	—	—
Transfers of cost of insurance and policy fees	(8,599)	(15,619)
Transfers between investment divisions	25,058	49,869
Transfers–other	772	(22)

Net increase/(decrease) from policy transactions	40,079	88,905

Total Increase/(Decrease) in Net Assets	47,609	100,427
Net Assets at December 31, 2003	29,381	60,868

Net Assets at December 31, 2004	$76,990	$161,295

See notes to financial statements.

B-28	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Alliance Bernstein Premier Growth Class B	Alliance Bernstein Technology Class B	Davis Financial	Davis Real Estate	Davis Value	Fidelity VIP Contrafund Service Class 2	Fidelity VIP Equity-Income Service Class 2

$—	$—	$1,286	$12,553	$4,371	$1,717	$6,634
(4,414)	341	(8,008)	8,360	(7,746)	(612)	(14,230)
—	—	—	7,063	—	—	—
21,373	3,022	102,566	53,082	137,078	181,423	152,916

16,959	3,363	95,844	81,058	133,703	182,528	145,320

79,828	14,991	132,092	147,959	247,624	275,790	223,548
(55)	—	(5,847)	(2,536)	(4,774)	(19,153)	(10,011)
—	—	—	—	(2,836)	(3,562)	(1,293)
(15,366)	(3,826)	(50,433)	(36,944)	(97,144)	(105,214)	(91,038)
20,285	1,471	3,652	92,888	63,733	127,016	121,254
2,422	(17)	11	(16,723)	(395)	1	301

87,114	12,619	79,475	184,644	206,208	274,878	242,761

104,073	15,982	175,319	265,702	339,911	457,406	388,081
1,839	2,492	248,005	120,407	324,643	495,836	367,646

$105,912	$18,474	$423,324	$386,109	$664,554	$953,242	$755,727

$—	$—	$1,555	$14,423	$7,968	$2,217	$10,950
6,521	2,662	13,261	50,016	31,730	40,106	8,507
—	—	—	18,532	—	—	2,853
5,379	(299)	29,295	50,169	62,657	154,661	74,673

11,900	2,363	44,111	133,140	102,355	196,984	96,983

96,811	23,395	98,394	187,100	313,338	433,857	226,626
—	(18)	(54,004)	(65,531)	(46,905)	(39,768)	(51,964)
—	—	—	(2,921)	(19,440)	(36,691)	(9,416)
(21,557)	(7,921)	(47,897)	(57,198)	(128,841)	(157,721)	(117,035)
1,200	(274)	6,540	35,976	125,363	317,300	78,294
(3,411)	(28)	37	(322)	1,124	122	36

73,043	15,154	3,070	97,104	244,639	517,099	126,541

84,943	17,517	47,181	230,244	346,994	714,083	223,524
105,912	18,474	423,324	386,109	664,554	953,242	755,727

$190,855	$35,991	$470,505	$616,353	$1,011,548	$1,667,325	$979,251

STATEMENT OF ADDITIONAL INFORMATION	B-29

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2003 and 2004 (continued)

	Fidelity VIP Growth Opportunities Service Class 2	Fidelity VIP Mid Cap Service Class 2

2003 Increase/(Decrease) from Operations
Net investment income/(expense)	$845	$3,416
Net realized gain/(loss) from sale of investments	(5,258)	193
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	57,897	555,706

Net increase/(decrease) resulting from operations	53,484	559,315

2003 Policy Transactions
Net policy purchase payments	82,815	814,093
Transfers on account of death, surrenders and withdrawals	(21,986)	(38,884)
Transfers of policy loans	(2,621)	(23,993)
Transfers of cost of insurance and policy fees	(44,903)	(257,381)
Transfers between investment divisions	6,933	52,930
Transfers–other	(165)	1,045

Net increase/(decrease) from policy transactions	20,073	547,810

Total Increase/(Decrease) in Net Assets	73,557	1,107,125
Net Assets at December 31, 2002	165,007	1,164,977

Net Assets at December 31, 2003	$238,564	$2,272,102

2004 Increase/(Decrease) from Operations
Net investment income/(expense)	$797	$—
Net realized gain/(loss) from sale of investments	1,943	101,819
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	16,256	567,122

Net increase/(decrease) resulting from operations	18,996	668,941

2004 Policy Transactions
Net policy purchase payments	97,867	835,426
Transfers on account of death, surrenders and withdrawals	(21,675)	(91,576)
Transfers of policy loans	—	(79,984)
Transfers of cost of insurance and policy fees	(42,011)	(353,878)
Transfers between investment divisions	3,157	188,839
Transfers–other	(49)	78,192

Net increase/(decrease) from policy transactions	37,289	577,019

Total Increase/(Decrease) in Net Assets	56,285	1,245,960
Net Assets at December 31, 2003	238,564	2,272,102

Net Assets at December 31, 2004	$294,849	$3,518,062

See notes to financial statements.

B-30	STATEMENT OF ADDITIONAL INFORMATION

Investment Divisions
Janus Aspen Mid Cap Growth Institutional Shares	Janus Aspen Capital Appreciation Institutional Shares	Janus Aspen Growth Institutional Shares	Janus Aspen Worldwide Growth Institutional Shares	MFS Emerging Growth Initial Class	MFS Investors Trust Initial Class	MFS New Discovery Initial Class

$—	$4,140	$787	$17,179	$—	$2,219	$—
(46,535)	(20,004)	(58,938)	127,077	(29,180)	(10,321)	(27,925)
—	—	—	—	—	—	—
308,199	177,122	269,153	187,346	157,818	80,667	163,848

261,664	161,258	211,002	331,602	128,638	72,565	135,923

404,211	391,354	386,447	556,867	231,007	143,230	232,578
(54,274)	(19,962)	(20,700)	(57,759)	(10,452)	(15,112)	(10,977)
(25,866)	(15,020)	(17,224)	(315)	(8,542)	(17)	22,861
(157,804)	(151,565)	(135,071)	(219,244)	(76,108)	(60,096)	(82,650)
(42,109)	(13,735)	(97,326)	(273,589)	101,345	(6,272)	1,631
(75)	332	23,124	11,631	(125)	517	(11,188)

124,083	191,404	139,250	17,591	237,125	62,250	152,255

385,747	352,662	350,252	349,193	365,763	134,815	288,178
689,373	672,320	607,880	1,211,219	353,827	289,984	338,086

$1,075,120	$1,024,982	$958,132	$1,560,412	$719,590	$424,799	$626,264

$—	$3,010	$1,401	$15,846	$—	$2,755	$—
15,294	12,605	4,530	46,942	(11,837)	(1,068)	49,285
—	—	—	—	—	—	—
211,447	186,049	37,568	17,108	116,915	48,345	(2,516)

226,741	201,664	43,499	79,896	105,078	50,032	46,769

358,419	333,501	230,507	431,627	220,538	97,576	231,742
(56,269)	(36,441)	(64,826)	(116,376)	(70,186)	(9,952)	(60,798)
(19,211)	(18,432)	(11,444)	(63,155)	(16,461)	(6,752)	(48,900)
(150,008)	(159,234)	(129,462)	(202,764)	(79,590)	(59,187)	(85,867)
(50,245)	(20,113)	(40,533)	(72,985)	(8,541)	(29,784)	(17,559)
(44,913)	(202)	(5,373)	(136)	608	11	255

37,773	99,079	(21,131)	(23,789)	46,368	(8,088)	18,873

264,514	300,743	22,368	56,107	151,446	41,944	65,642
1,075,120	1,024,982	958,132	1,560,412	719,590	424,799	626,264

$1,339,634	$1,325,725	$980,500	$1,616,519	$871,036	$466,743	$691,906

STATEMENT OF ADDITIONAL INFORMATION	B-31

The Guardian Separate Account N

STATEMENT OF CHANGES IN NET ASSETS

Years Ended December 31, 2003 and 2004 (continued)

	Investment Divisions
	MFS Research Initial Class	MFS Total Return Initial Class

2003 Increase/(Decrease) from Operations
Net investment income/(expense)	$656	$17,056
Net realized gain/(loss) from sale of investments	4,724	(5,361)
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	16,932	172,444

Net increase/(decrease) resulting from operations	22,312	184,139

2003 Policy Transactions
Net policy purchase payments	37,680	611,804
Transfers on account of death, surrenders and withdrawals	(6,110)	(12,922)
Transfers of policy loans	(926)	547
Transfers of cost of insurance and policy fees	(16,535)	(207,134)
Transfers between investment divisions	(2,941)	217,406
Transfers–other	(25,894)	237

Net increase/(decrease) from policy transactions	(14,726)	609,938

Total Increase/(Decrease) in Net Assets	7,586	794,077
Net Assets at December 31, 2002	88,332	714,567

Net Assets at December 31, 2003	$95,918	$1,508,644

2004 Increase/(Decrease) from Operations
Net investment income/(expense)	$1,007	$27,482
Net realized gain/(loss) from sale of investments	6,150	54,989
Reinvested realized gain distributions	—	—
Net change in unrealized appreciation/(depreciation) of investments	7,917	115,612

Net increase/(decrease) resulting from operations	15,074	198,083

2004 Policy Transactions
Net policy purchase payments	29,270	604,010
Transfers on account of death, surrenders and withdrawals	(12,091)	(59,117)
Transfers of policy loans	(1,141)	(58,427)
Transfers of cost of insurance and policy fees	(16,161)	(259,814)
Transfers between investment divisions	221	107,394
Transfers–other	(43)	166

Net increase/(decrease) from policy transactions	55	334,212

Total Increase/(Decrease) in Net Assets	15,129	532,295
Net Assets at December 31, 2003	95,918	1,508,644

Net Assets at December 31, 2004	$111,047	$2,040,939

See notes to financial statements.

B-32	STATEMENT OF ADDITIONAL INFORMATION

THE GUARDIAN SEPARATE ACCOUNT N

NOTES TO FINANCIAL STATEMENTS (December 31, 2004)

NOTE 1 — ORGANIZATION

The Guardian Separate Account N (the Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by The Guardian Insurance & Annuity Company, Inc. (GIAC) on September 23, 1999 and commenced operations on July 20, 2000. GIAC is a wholly owned subsidiary of The Guardian Life Insurance Company of America (Guardian). GIAC issues the survivorship variable universal life insurance policies offered through the Account. GIAC provides for variable accumulations and benefits under the policies by crediting the net premium payments or policy loan repayments to one or more investment divisions established within the Account or to the Fixed Rate Option (FRO), as selected by the policyowner. Amounts allocated to the FRO are maintained by GIAC in its general account. The policyowner may transfer his or her policy value among the thirty-eight investment divisions within the Account, or the FRO. However, a policyowner may only invest in up to twenty investment divisions, including the FRO, at any time.

The thirty-eight investment divisions of the Account correspond to the following underlying mutual funds and class of shares in which the investment option invests (collectively, the Funds and individually, a Fund):

The Guardian Stock Fund (GSF)

The Guardian VC 500 Index Fund

The Guardian VC Asset Allocation Fund

The Guardian VC High Yield Bond Fund (GHYBF)

The Guardian VC Low Duration Bond Fund

The Guardian UBS VC Large Cap Value Fund

The Guardian UBS VC Small Cap Value Fund

The Guardian Bond Fund, Inc. (GBF)

The Guardian Cash Fund, Inc. (GCF)

Gabelli Capital Asset Fund

Baillie Gifford International Growth Fund (BGIGF) (formerly Baillie Gifford International Fund)

Baillie Gifford Emerging Markets Fund (BGEMF)

The Guardian Small Cap Stock Fund (GSCSF)

Value Line Centurion Fund

Value Line Strategic Asset Management Trust

AIM V.I. Capital Appreciation Fund Series I

AIM V.I. Utilities Fund Series I (formerly AIM V.I.
Global Utilities Fund Series I)

AIM V.I. Premier Equity Fund Series I

AllianceBernstein Value Portfolio Class B

AllianceBernstein Growth & Income Portfolio Class B

AllianceBernstein Premier Growth Portfolio Class B

AllianceBernstein Technology Portfolio Class B

Davis Financial Portfolio

Davis Real Estate Portfolio

Davis Value Portfolio

Fidelity VIP Contrafund Portfolio Service Class 2

Fidelity VIP Equity-Income Portfolio Service Class 2

Fidelity VIP Growth Opportunities Portfolio Service Class 2

Fidelity VIP Mid Cap Portfolio Service Class 2

Janus Aspen Mid Cap Growth Portfolio Institutional Shares

Janus Aspen Capital Appreciation Portfolio Institutional Shares

Janus Aspen Growth Portfolio Institutional Shares

Janus Aspen Worldwide Growth Portfolio Institutional Shares

MFS Emerging Growth Series Initial Class

MFS Investors Trust Series Initial Class

MFS New Discovery Series Initial Class

MFS Research Series Initial Class

MFS Total Return Series Initial Class

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of GIAC. The assets of the Account will not be charged with any liabilities arising out of any other business conducted by GIAC, but the obligations of the Account, including the promise to make benefit payments, are obligations of GIAC.

The changes in net assets maintained in the Account provide the basis for the periodic determination of benefits under the policies. The net assets may not be less than the amount required under state insurance laws to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in GIAC’s general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

STATEMENT OF ADDITIONAL INFORMATION	B-33

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The following is a summary of significant accounting policies of the Account:

Investments

(a)	The market value of the investments in the Funds is based on the net asset value of the respective Funds as of their close of business on the valuation date.

(b)	Investment transactions are accounted for on the trade date and income is recorded on the ex-dividend date. Realized gains and losses are determined based on the identified cost of securities sold.

(c)	The cost of investments sold is determined on a first in, first out (FIFO) basis.

Individual Mortality Table Used and the Assumed Investment Return

The mortality charge for Variable Life Insurance policies is based on the 1980 Commissioners’ Standard Ordinary Mortality Table published by the National Association of Insurance Commissioners. The assumed investment return is 4.0%.

Federal Income Taxes

The operations of the Account are part of the operations of GIAC and, as such, are included in the consolidated tax return of Guardian. GIAC is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. Under current tax law, no federal taxes are payable by GIAC with respect to the operations of the Account.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

B-34	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

NOTE 3 — PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales from investments for the year ended December 31, 2004 were as follows:

	Purchases	Sales
The Guardian Stock Fund	$1,294,158	$981,348
The Guardian VC 500 Index Fund	1,009,112	694,126
The Guardian VC Asset Allocation Fund	118,378	184,299
The Guardian VC High Yield Bond Fund	246,351	38,454
The Guardian VC Low Duration Bond Fund	55,831	841
The Guardian UBS VC Large Cap Value Fund	7,721	422
The Guardian UBS VC Small Cap Value Fund	17,915	466
The Guardian Bond Fund, Inc.	406,871	396,909
The Guardian Cash Fund, Inc.	1,684,954	2,642,259
Gabelli Capital Asset Fund	462,329	460,686
Baillie Gifford International Growth Fund (formerly Baillie Gifford International Fund)	171,878	72,557
Baillie Gifford Emerging Markets Fund	564,538	244,797
The Guardian Small Cap Stock Fund	883,506	227,094
Value Line Centurion Fund	122,545	88,285
Value Line Strategic Asset Management Trust	708,519	619,836
AIM V.I. Capital Appreciation Fund Series I	151,741	114,550
AIM V.I. Utilities Fund Series I (formerly AIM V.I. Global Utilities Fund Series I)	39,001	15,090
AIM V.I. Premier Equity Fund Series I	329,325	274,993
AllianceBernstein Value Portfolio Class B	48,164	7,599
AllianceBernstein Growth & Income Portfolio Class B	100,400	10,780
AllianceBernstein Premier Growth Portfolio Class B	98,670	25,628
AllianceBernstein Technology Portfolio Class B	26,576	11,422
Davis Financial Portfolio	102,793	98,168
Davis Real Estate Portfolio	305,637	175,578
Davis Value Portfolio	442,761	190,154
Fidelity VIP Contrafund Portfolio Service Class 2	752,548	233,232
Fidelity VIP Equity-Income Portfolio Service Class 2	276,164	135,820
Fidelity VIP Growth Opportunities Portfolio Service Class 2	91,447	53,362
Fidelity VIP Mid Cap Portfolio Service Class 2	1,042,218	465,198
Janus Aspen Mid Cap Growth Portfolio Institutional Shares	281,533	243,760
Janus Aspen Capital Appreciation Portfolio Institutional Shares	320,605	218,517
Janus Aspen Growth Portfolio Institutional Shares	180,558	200,287
Janus Aspen Worldwide Growth Portfolio Institutional Shares	374,755	382,699
MFS Emerging Growth Series Initial Class	188,700	142,332
MFS Investors Trust Series Initial Class	91,582	96,915
MFS New Discovery Series Initial Class	239,192	220,318
MFS Research Series Initial Class	31,421	30,359
MFS Total Return Series Initial Class	825,639	463,944

Total	$14,096,036	$10,463,084

STATEMENT OF ADDITIONAL INFORMATION	B-35

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

NOTE 4 — EXPENSES AND RELATED PARTY TRANSACTIONS

Under the terms of the policy, GIAC deducts certain charges from the policy account value. These contractual charges are deducted by redeeming units of the investment divisions and consist of:

a)	Policy and administrative fees vary with the basic sum face amount, age, sex and rating class.

b)	Mortality and expense risk charge through the twelfth policy year is deducted at a current annual rate of .60% of the net assets of the separate account. Starting in the thirteenth policy year, GIAC deducts at a current annual rate of .40% up to the account value breakpoint and .20% on the amount of net assets in excess of the breakpoint. The breakpoint is defined as $100,000 less any policy account value allocated to the fixed rate option, but not less than zero.

c)	A monthly charge for the cost of life insurance, based on age, sex, duration and rating class, is deducted as compensation for the anticipated cost of paying death benefits.

Currently, GIAC makes no charge against the Account for GIAC’s federal income taxes. However, GIAC reserves the right to charge taxes attributable to the Account in the future.

For the years ended December 31, 2003 and 2004, contractual charges amounted to $4,563,888 and $4,800,393, respectively.

Under current laws, GIAC may incur state and local taxes in several states. At present, these taxes are not significant. In the event of a material change in applicable state or local tax laws, GIAC reserves the right to charge the Account for such taxes, if any, which are attributable to the Account.

GSF, The Guardian VC 500 Index Fund, The Guardian VC Asset Allocation Fund, GHYBF, The Guardian VC Low Duration Bond Fund, The Guardian UBS VC Large Cap Value Fund, The Guardian UBS VC Small Cap Value Fund, GBF, GCF and GSCSF each has an investment advisory agreement with Guardian Investor Services LLC (GIS), formerly Guardian Investor Services Corporation, a wholly owned subsidiary of GIAC. Fees earned by GIS from this agreement range from .25% to .75% of the average daily net assets. GCAF has a management agreement with GIS and earns fees of .40% of the average daily net assets. BGIGF and BGEMF each have an investment advisory agreement with Guardian Baillie Gifford Ltd. (GBG), a joint venture company formed by GIAC and Baillie Gifford Overseas Ltd. Fees earned by GBG from this agreement range from .80% to 1.00% of the average daily net assets. GIAC has administrative service fee agreements with AIM Advisors, Inc., Alliance Capital Management L.P., Davis Selected Advisers LP, Fidelity Management & Research Company, Janus Capital Management LLC and Massachusetts Financial Services Company fund families which reimburse GIAC for administrative services provided. These fees range from .05% to .25% of the average daily net assets. The amount retained by GIAC in the Account is comprised of amounts accruing to GIAC from the operations of the Account and retained therein. Amounts retained by GIAC in the Account may be transferred by GIAC to its general account.

B-36	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

NOTE 5 — CHANGES IN UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2004 and 2003 were as follows:

	2004			2003
	Units Issued	Units Redeemed	Net Increase/ (Decrease)	Units Issued	Units Redeemed	Net Increase/ (Decrease)
The Guardian Stock Fund	226,907	187,693	39,214	278,095	201,079	77,016
The Guardian VC 500 Index Fund	136,815	106,678	30,137	144,245	93,101	51,144
The Guardian VC Asset Allocation Fund	5,182	12,520	(7,338)	31,410	8,111	23,299
The Guardian VC High Yield Bond Fund	19,645	3,583	16,062	6,472	2,533	3,939
The Guardian VC Low Duration Bond Fund	5,474	93	5,381	—	—	—
The Guardian UBS VC Large Cap Value Fund	702	37	665	—	—	—
The Guardian UBS VC Small Cap Value Fund	1,582	43	1,539	—	—	—
The Guardian Bond Fund, Inc.	29,393	33,418	(4,025)	43,704	47,232	(3,528)
The Guardian Cash Fund, Inc.	203,306	293,101	(89,795)	1,870,140	1,877,248	(7,108)
Gabelli Capital Asset Fund	39,479	43,428	(3,949)	61,810	26,031	35,779
Baillie Gifford International Growth Fund (formerly Baillie Gifford International Fund)	21,601	8,778	12,823	1,074,430	1,068,818	5,612
Baillie Gifford Emerging Markets Fund	50,445	24,951	25,494	764,104	744,103	20,001
The Guardian Small Cap Stock Fund	73,312	34,477	38,835	54,283	23,380	30,903
Value Line Centurion Fund	20,285	15,183	5,102	23,147	11,367	11,780
Value Line Strategic Asset Management Trust	85,409	76,556	8,853	122,607	53,383	69,224
AIM V.I. Capital Appreciation Fund Series I	29,617	23,635	5,982	38,637	24,397	14,240
AIM V.I. Utilities Fund Series I (formerly AIM V.I. Global Utilities Fund Series I)	6,114	2,783	3,331	6,689	3,552	3,137
AIM V.I. Premier Equity Fund Series I	56,526	47,993	8,533	77,292	36,678	40,614
AllianceBernstein Value Portfolio Class B	4,300	763	3,537	2,687	220	2,467
AllianceBernstein Growth & Income Portfolio Class B	9,828	1,515	8,313	6,500	1,002	5,498
AllianceBernstein Premier Growth Portfolio Class B	9,777	2,571	7,206	12,409	1,778	10,631
AllianceBernstein Technology Portfolio Class B	2,606	1,002	1,604	1,990	476	1,514
Davis Financial Portfolio	9,156	8,882	274	14,239	6,022	8,217
Davis Real Estate Portfolio	15,728	11,170	4,558	17,036	3,778	13,258
Davis Value Portfolio	48,464	24,259	24,205	42,343	17,384	24,959
Fidelity VIP Contrafund Portfolio Service Class 2	85,611	33,653	51,958	55,234	21,870	33,364
Fidelity VIP Equity-Income Portfolio Service Class 2	27,964	16,560	11,404	38,579	13,168	25,411
Fidelity VIP Growth Opportunities Portfolio Service Class 2	13,774	8,716	5,058	15,912	12,514	3,398
Fidelity VIP Mid Cap Portfolio Service Class 2	93,683	52,077	41,606	90,889	40,860	50,029
Janus Aspen Mid Cap Growth Portfolio Institutional Shares	87,294	78,613	8,681	124,949	88,593	36,356
Janus Aspen Capital Appreciation Portfolio Institutional Shares	51,549	37,063	14,486	72,788	40,519	32,269
Janus Aspen Growth Portfolio Institutional Shares	40,216	43,554	(3,338)	72,033	45,781	26,252
Janus Aspen Worldwide Growth Portfolio Institutional Shares	76,816	79,825	(3,009)	1,368,517	1,358,513	10,004
MFS Emerging Growth Series Initial Class	46,981	36,069	10,912	81,381	26,560	54,821
MFS Investors Trust Series Initial Class	12,112	12,823	(711)	21,137	12,243	8,894
MFS New Discovery Series Initial Class	34,045	31,174	2,871	44,215	22,752	21,463
MFS Research Series Initial Class	4,484	4,494	(10)	7,704	9,876	(2,172)
MFS Total Return Series Initial Class	76,595	50,213	26,382	86,135	31,097	55,038

STATEMENT OF ADDITIONAL INFORMATION	B-37

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

NOTE 6 — UNIT VALUES

The following represent amounts for the years ended December 31, excluding the effect of the expenses of the underlying fund portfolios and charges made directly to policyholders’ accounts through redemption of units:

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(3)	Total Return(2)
		Unit Value	In whole $
The Guardian Stock Fund(4)
2004	669,243	$6.34	$4,242,070	—	1.89%	6.00%
2003	630,029	5.98	3,767,302	—	1.07%	21.45%
2002	553,013	4.92	2,722,835	—	0.85%	-20.88%
2001	397,095	6.22	2,471,053	—	0.25%	-21.44%
2000	161,066	7.92	1,275,878	—	0.04%	-20.79%
The Guardian VC 500 Index Fund(4)
2004	542,121	$8.75	$4,741,420	—	1.69%	10.59%
2003	511,984	7.91	4,049,091	—	1.64%	28.25%
2002	460,840	6.17	2,841,836	—	2.08%	-22.42%
2001	339,673	7.95	2,699,834	—	1.33%	-11.92%
2000	5,446	9.02	49,144	—	0.49%	-9.76%
The Guardian VC Asset Allocation Fund(4)
2004	36,614	$10.18	$372,852	—	1.25%	10.31%
2003	43,952	9.23	405,762	—	3.74%	27.70%
2002	20,653	7.23	149,311	—	2.02%	-19.88%
2001	11,770	9.02	106,209	—	1.03%	-9.03%
2000	4,264	9.92	42,295	—	0.86%	-0.81%
The Guardian VC High Yield Bond Fund(4)
2004	26,145	$12.78	$334,157	—	7.25%	9.22%
2003	10,083	11.70	117,999	—	7.71%	17.95%
2002	6,144	9.92	60,957	—	9.25%	1.34%
2001	3,649	9.79	35,744	—	13.09%	3.51%
2000	112	9.46	1,059	—	4.82%	-5.42%
The Guardian VC Low Duration Bond Fund(6)
2004	5,381	$10.09	$54,307	—	1.75%	0.91%
2003	—	—	—	—	—	—
2002	—	—	—	—	—	—
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
The Guardian UBS VC Large Cap Value Fund(6)
2004	665	$11.31	$7,517	—	1.07%	13.12%
2003	—	—	—	—	—	—
2002	—	—	—	—	—	—
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
The Guardian UBS VC Small Cap Value Fund(6)
2004	1,539	$11.57	$17,809	—	0.46%	15.74%
2003	—	—	—	—	—	—
2002	—	—	—	—	—	—
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
The Guardian Bond Fund, Inc.(4)
2004	93,274	$13.85	$1,291,746	—	4.17%	4.21%
2003	97,299	13.29	1,293,056	—	3.79%	4.73%
2002	100,827	12.69	1,279,364	—	5.35%	9.47%
2001	38,903	11.59	450,937	—	7.15%	8.86%
2000	573	10.65	6,105	—	2.36%	6.47%

B-38	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(3)	Total Return(2)
		Unit Value	In whole $
The Guardian Cash Fund, Inc.(4)
2004	244,518	$11.01	$2,691,282	—	0.83%	0.85%
2003	334,313	10.91	3,648,587	—	0.65%	0.66%
2002	341,421	10.84	3,701,652	—	1.21%	1.25%
2001	195,072	10.71	2,088,877	—	3.52%	3.59%
2000	17,224	10.34	178,050	—	0.60%	3.37%
Gabelli Capital Asset Fund(4)
2004	106,397	$13.87	$1,475,557	—	0.33%	15.54%
2003	110,346	12.00	1,324,439	—	0.14%	35.46%
2002	74,567	8.86	660,725	—	0.37%	-14.31%
2001	28,156	10.34	291,166	—	0.92%	2.56%
2000	1,047	10.08	10,554	—	0.18%	0.83%
Baillie Gifford International Growth Fund (formerly Baillie Gifford International Fund)(4)
2004	47,722	$8.49	$405,308	—	0.24%	16.72%
2003	34,899	7.28	253,933	—	1.78%	30.03%
2002	29,287	5.60	163,888	—	0.07%	-17.70%
2001	21,684	6.80	147,445	—	—	-20.40%
2000	3,129	8.54	26,730	—	—	-14.58%
Baillie Gifford Emerging Markets Fund(4)
2004	61,106	$14.33	$875,880	—	0.24%	23.56%
2003	35,612	11.60	413,124	—	1.17%	53.92%
2002	15,611	7.54	117,660	—	1.00%	-6.34%
2001	3,708	8.05	29,836	—	0.25%	6.30%
2000	837	7.57	6,333	—	—	-24.30%
The Guardian Small Cap Stock Fund(4)
2004	139,393	$11.64	$1,621,869	—	—	15.17%
2003	100,558	10.10	1,015,873	—	—	43.44%
2002	69,655	7.04	490,562	—	—	-15.50%
2001	35,474	8.33	295,647	—	0.01%	-7.82%
2000	7,684	9.04	69,470	—	—	-9.59%
Value Line Centurion Fund(4)
2004	51,066	$7.30	$372,621	—	—	11.52%
2003	45,964	6.54	300,761	—	—	19.49%
2002	34,184	5.48	187,199	—	—	-22.93%
2001	27,822	7.11	197,699	—	0.22%	-16.34%
2000	3,695	8.49	31,384	—	—	-15.06%
Value Line Strategic Asset Management Trust(4)
2004	271,758	$9.73	$2,643,732	—	0.35%	12.19%
2003	262,905	8.67	2,279,692	—	0.77%	16.53%
2002	193,681	7.44	1,441,235	—	1.41%	-12.53%
2001	129,568	8.51	1,102,255	—	3.18%	-12.92%
2000	18,897	9.77	184,621	—	—	-2.30%
AIM V.I. Capital Appreciation Fund Series I(4)
2004	86,490	$6.57	$568,225	—	—	6.63%
2003	80,508	6.16	496,053	—	—	29.52%
2002	66,268	4.76	315,252	—	—	-24.36%
2001	52,619	6.29	330,918	—	—	-23.28%
2000	11,933	8.20	97,816	—	—	-18.03%

STATEMENT OF ADDITIONAL INFORMATION	B-39

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(3)	Total Return(2)
		Unit Value	In whole $
AIM V.I. Utilities Fund Series I (formerly AIM V.I. Global Utilities Fund Series I)(4)
2004	18,943	$7.27	$137,759	—	3.05%	24.51%
2003	15,612	5.84	91,184	—	4.32%	19.03%
2002	12,475	4.91	61,212	—	4.26%	-25.53%
2001	5,228	6.59	34,445	—	2.00%	-27.93%
2000	235	9.14	2,146	—	0.79%	-8.58%
AIM V.I. Premier Equity Fund Series I(4)
2004	179,165	$6.79	$1,217,369	—	0.50%	5.77%
2003	170,632	6.42	1,096,124	—	0.36%	25.08%
2002	130,018	5.14	667,752	—	0.46%	-30.26%
2001	65,068	7.36	479,166	—	0.23%	-12.56%
2000	8,573	8.42	72,207	—	0.11%	-15.78%
AllianceBernstein Value Portfolio Class B(5)
2004	6,235	$12.35	$76,990	—	0.86%	13.37%
2003	2,698	10.89	29,381	—	0.39%	28.46%
2002	231	8.48	1,963	—	—	-15.21%
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
AllianceBernstein Growth & Income Portfolio Class B(5)
2004	14,325	$11.26	$161,295	—	0.73%	11.22%
2003	6,012	10.12	60,868	—	0.15%	32.18%
2002	514	7.66	3,937	—	—	-23.41%
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
AllianceBernstein Premier Growth Portfolio Class B(5)
2004	18,070	$10.56	$190,885	—	—	8.35%
2003	10,864	9.75	105,912	—	—	23.37%
2002	233	7.90	1,839	—	—	-20.98%
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
AllianceBernstein Technology Portfolio Class B(5)
2004	3,482	$10.34	$35,991	—	—	5.10%
2003	1,878	9.83	18,474	—	—	43.77%
2002	364	6.84	2,492	—	—	-31.60%
2001	—	—	—	—	—	—
2000	—	—	—	—	—	—
Davis Financial Portfolio(4)
2004	36,668	$12.83	$470,505	—	0.37%	10.32%
2003	36,394	11.63	423,324	—	0.40%	32.15%
2002	28,177	8.80	248,005	—	0.29%	-16.84%
2001	18,264	10.58	193,301	—	0.08%	-10.37%
2000	384	11.81	4,534	—	0.09%	18.09%
Davis Real Estate Portfolio(4)
2004	27,679	$22.27	$616,353	—	3.35%	33.35%
2003	23,121	16.70	386,109	—	5.19%	36.79%
2002	9,863	12.21	120,407	—	5.17%	5.89%
2001	2,958	11.53	34,101	—	4.36%	5.50%
2000	35	10.93	383	—	0.78%	9.28%
Davis Value Portfolio(4)
2004	92,377	$10.95	$1,011,548	—	0.95%	12.33%
2003	68,172	9.75	664,554	—	0.93%	29.76%
2002	43,213	7.51	324,643	—	0.98%	-16.26%
2001	21,447	8.97	192,409	—	0.70%	-10.39%
2000	2,603	10.01	26,062	—	0.28%	0.12%

B-40	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(3)	Total Return(2)
		Unit Value	In whole $
Fidelity VIP Contrafund Portfolio Service Class 2(4)
2004	152,095	$10.96	$1,667,325	—	0.18%	15.16%
2003	100,137	9.52	953,242	—	0.25%	28.20%
2002	66,773	7.43	495,836	—	0.51%	-9.60%
2001	30,775	8.21	252,805	—	0.23%	-12.47%
2000	4,608	9.38	43,240	—	—	-6.15%
Fidelity VIP Equity-Income Portfolio Service Class 2(4)
2004	80,560	$12.16	$979,251	—	1.28%	11.23%
2003	69,156	10.93	755,727	—	1.34%	30.03%
2002	43,745	8.40	367,646	—	1.07%	-17.15%
2001	18,805	10.14	190,762	—	0.42%	-5.23%
2000	2,611	10.70	27,941	—	—	7.03%
Fidelity VIP Growth Opportunities Portfolio Service Class 2(4)
2004	37,433	$7.88	$294,849	—	0.31%	6.89%
2003	32,375	7.37	238,564	—	0.43%	29.40%
2002	28,977	5.69	165,007	—	0.73%	-22.01%
2001	16,952	7.30	123,773	—	0.11%	-14.64%
2000	2,382	8.55	20,372	—	—	-14.47%
Fidelity VIP Mid Cap Portfolio Service Class 2(4)
2004	213,443	$16.48	$3,518,062	—	—	24.66%
2003	171,837	13.22	2,272,102	—	0.22%	38.25%
2002	121,808	9.56	1,164,977	—	0.55%	-10.02%
2001	50,858	10.63	540,601	—	—	-3.23%
2000	5,858	10.98	64,346	—	0.30%	9.84%
Janus Aspen Mid Cap Growth Portfolio Institutional Shares(4)
2004	280,550	$4.78	$1,339,634	—	—	20.75%
2003	271,869	3.95	1,075,120	—	—	35.10%
2002	235,513	2.93	689,373	—	—	-27.93%
2001	155,882	4.06	633,152	—	—	-39.45%
2000	24,798	6.71	166,342	—	—	-32.92%
Janus Aspen Capital Appreciation Portfolio Institutional Shares(4)
2004	168,612	$7.86	$1,325,725	—	0.26%	18.23%
2003	154,126	6.65	1,024,982	—	0.50%	20.54%
2002	121,857	5.52	672,320	—	0.61%	-15.67%
2001	86,172	6.54	563,786	—	1.52%	-21.67%
2000	6,613	8.35	55,238	—	0.48%	-16.47%
Janus Aspen Growth Portfolio Institutional Shares(4)
2004	156,494	$6.27	$980,500	—	0.15%	4.52%
2003	159,832	5.99	958,132	—	0.11%	31.73%
2002	133,580	4.55	607,880	—	—	-26.51%
2001	113,605	6.19	703,457	—	0.08%	-24.73%
2000	16,743	8.23	137,741	—	0.07%	-17.73%
Janus Aspen Worldwide Growth Portfolio Institutional Shares(4)
2004	263,311	$6.14	$1,616,519	—	1.03%	4.78%
2003	266,320	5.86	1,560,412	—	1.27%	23.99%
2002	256,316	4.73	1,211,219	—	1.03%	-25.50%
2001	155,337	6.34	985,313	—	0.63%	-22.44%
2000	24,957	8.18	204,092	—	0.16%	-18.22%

STATEMENT OF ADDITIONAL INFORMATION	B-41

The Guardian Separate Account N

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 (continued)

	Units	Net Assets		Expense Ratio(1)	Investment Income Ratio(3)	Total Return(2)
		Unit Value	In whole $
MFS Emerging Growth Series Initial Class(4)
2004	163,332	$5.33	$871,036	—	—	12.96%
2003	152,420	4.72	719,590	—	—	30.23%
2002	97,599	3.63	353,827	—	—	-33.76%
2001	76,396	5.47	418,110	—	—	-33.49%
2000	13,442	8.23	110,603	—	—	-17.72%
MFS Investors Trust Series Initial Class(4)
2004	52,813	$8.84	$466,743	—	0.62%	11.36%
2003	53,524	7.94	424,799	—	0.63%	22.15%
2002	44,630	6.50	289,984	—	0.55%	-20.96%
2001	39,015	8.22	320,738	—	0.16%	-15.95%
2000	4,166	9.78	40,750	—	—	-2.19%
MFS New Discovery Series Initial Class(4)
2004	80,037	$8.64	$691,906	—	—	6.52%
2003	77,166	8.12	626,264	—	—	33.72%
2002	55,703	6.07	338,086	—	—	-31.63%
2001	19,919	8.88	176,829	—	—	-5.03%
2000	3,377	9.35	31,565	—	—	-6.53%
MFS Research Series Initial Class(4)
2004	14,625	$7.59	$111,047	—	1.02%	15.85%
2003	14,635	6.55	95,918	—	0.68%	24.71%
2002	16,807	5.26	88,332	—	0.23%	-24.54%
2001	8,430	6.96	58,710	—	0.01%	-21.25%
2000	800	8.84	7,075	—	—	-11.56%
MFS Total Return Series Initial Class(4)
2004	148,949	$13.70	$2,040,939	—	1.59%	11.32%
2003	122,567	12.31	1,508,644	—	1.56%	16.32%
2002	67,529	10.58	714,567	—	1.59%	-5.17%
2001	35,697	11.16	398,318	—	0.52%	0.25%
2000	875	11.13	9,739	—	—	11.31%

(1)	These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyowner accounts through the redemption of units and expenses of the underlying fund have been excluded.
(2)	Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment divisions with a date notation indicate the effective date of that investment division in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period.
(3)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyowner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccount invests. The investment income ratio is annualized for a product designed in the initial year units are purchased. The average net asset is calculated based on month ending net assets balance of last thirteen months for 2004. For 2003, the average net asset is calculated based on quarter ending net assets balance of last five quarters.
(4)	Portfolio commenced operations on July 20, 2000.
(5)	Portfolio commenced operations on May 1, 2002.
(6)	Portfolio commenced operations on May 1, 2004.

B-42	STATEMENT OF ADDITIONAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.

and the Contract Owners of The Guardian Separate Account N

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the Guardian Stock, Guardian VC 500 Index, Guardian VC Asset Allocation, Guardian VC High Yield Bond, Guardian VC Low Duration Bond, Guardian UBS VC Large Cap Value, Guardian UBS VC Small Cap Value, Guardian Bond, Guardian Cash, Gabelli Capital Asset, Baillie Gifford International Growth, Baillie Gifford Emerging Markets, Guardian Small Cap Stock, Value Line Centurion, Value Line Strategic Asset Management, AIM Capital Appreciation Series I, AIM V.I. Utilities Series I, AIM V.I. Premier Equity Series I, AllianceBernstein Value Class B, AllianceBernstein Growth & Income Class B, AllianceBernstein Premier Growth Class B, AllianceBernstein Technology Class B, Davis Financial, Davis Real Estate, Davis Value, Fidelity VIP Contrafund Service Class 2, Fidelity VIP Equity-Income Service Class 2, Fidelity VIP Growth Opportunities Service Class 2, Fidelity VIP Mid Cap Service Class 2, Janus Aspen Mid Cap Growth Institutional Shares, Janus Aspen Capital Appreciation Institutional Shares, Janus Aspen Growth Institutional Shares, Janus Aspen Worldwide Growth Institutional Shares, MFS Emerging Growth Initial Class, MFS Investors Trust Initial Class, MFS New Discovery Initial Class, MFS Research Initial Class and MFS Total Return Initial Class investment divisions (constituting The Guardian Separate Account N) at December 31, 2004, the results of each of their operations for the year then ended and the changes in each of their net assets for the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of The Guardian Insurance & Annuity Company, Inc. management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of the underlying funds owned at December 31, 2004 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

March 31, 2005

New York, New York

STATEMENT OF ADDITIONAL INFORMATION	B-43

THE GUARDIAN INSURANCE

& ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
	(In millions)
Assets:
Bonds, available for sale at fair value (amortized cost $2,053 million; $1,597 million, respectively)	$2,096	$1,664
Affiliated mutual funds, available for sale at fair value (amortized cost $13 million; $10 million, respectively)	20	17
Trading securities, held for trading at fair value (amortized cost $77 million; $15 million, respectively)	77	15
Preferred stock, available for sale at fair value (amortized cost $8 million)	8	—
Policy loans	84	84
Cash and cash equivalents	137	295
Other invested assets	3	1

Total invested assets	2,425	2,076

Deferred policy acquisition costs	329	321
Deferred software costs	—	1
Amounts receivable from reinsurers	33	31
Investment income due and accrued	31	27
Other assets	15	62
Federal income taxes recoverable	16	12
Accounts receivable	46	28
Separate account assets	7,503	7,731

Total Assets	$10,398	$10,289

Liabilities:
Future policy benefits and other policyholder liabilities	$2,169	$1,849
Due to parent and affiliated mutual funds	39	36
Deferred federal income taxes, net	78	91
Accrued expenses and other liabilities	121	159
Separate account liabilities	7,503	7,666

Total Liabilities	9,910	9,801

Stockholder’s equity:
Common stock, $125 par value, 20,000 shares authorized, issued and outstanding	2	2
Additional paid-in capital	182	182
Retained earnings	290	280
Accumulated other comprehensive income, net of deferred taxes	14	24

Total Stockholder’s Equity	488	488

Total Liabilities & Stockholder’s Equity	$10,398	$10,289

See notes to consolidated financial statements.

B-44	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2004	2003	2002
	(In millions)
Revenues:
Premiums	$10	$11	$12
Net investment income	96	85	60
Net realized gains (losses) on investments	3	3	(22)
Income from brokerage operations	33	23	28
Administrative service fees	198	200	203
Other (expense) income	(16)	(14)	(5)

Total revenues	324	308	276

Benefits and expenses:
Policyholder benefits	72	86	53
Amortization of deferred policy acquisition costs	86	78	79
Amortization of deferred software costs	1	1	8
Other operating costs and expenses	163	153	271

Total benefits and expenses	322	318	411

Income (loss) before income taxes and cumulative effect of a change in accounting principles	2	(10)	(135)

Federal income taxes:
Current benefit	(4)	(14)	(31)
Deferred benefit	(6)	—	(27)

Total federal income taxes	(10)	(14)	(58)

Income (loss) before cumulative effect of a change in accounting principles	12	4	(77)
Cumulative effect of a change in accounting principles, net of tax	(2)	—	—

Net income (loss)	10	4	(77)
Other comprehensive (loss) income, net of income tax:
Change in unrealized investment (losses) gains, net of tax	(10)	12	8

Comprehensive income (loss)	$—	$16	$(69)

See notes to consolidated financial statements.

STATEMENT OF ADDITIONAL INFORMATION	B-45

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY

	For the Years Ended December 31,
	2004	2003	2002
	(In millions)
Common stock at par value, beginning of year	$2	$2	$2

Common stock at par value, end of year	2	2	2

Capital in excess of par value, beginning of year	182	162	137
Capital contribution	—	20	25

Capital in excess of par value, end of year	182	182	162

Retained earnings, beginning of year	280	276	353
Net income (loss)	10	4	(77)

Retained earnings, end of year	290	280	276

Accumulated other comprehensive income, net of deferred taxes, beginning of year	24	12	4
Change in unrealized investment (losses) gains, net of deferred taxes	(10)	12	8

Accumulated other comprehensive income, net of deferred taxes, end of year	14	24	12

Total stockholder’s equity, end of year	$488	$488	$452

See notes to consolidated financial statements.

B-46	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2004	2003	2002
	(In millions)
Operating activities:
Net income (loss)	$10	$4	$(77)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in
Deferred policy acquisition costs	(8)	(1)	83
Deferred software costs	1	1	6
Amounts receivable from reinsurers	(2)	2	4
Investment income due and accrued	(2)	(9)	(5)
Other assets	45	(52)	(3)
Federal income taxes recoverable	(4)	25	(17)
Accounts receivable	(18)	2	(5)
Separate accounts, net	63	(5)	2
Future policy benefits and policyholder liabilities	96	60	(24)
Due to parent and affiliated mutual funds	3	(12)	(7)
Deferred federal income taxes, net	(13)	6	(22)
Accrued expenses and other liabilities	(39)	58	(2)
Net realized (gains) losses on investments	(3)	(3)	22
Other	(4)	3	4

Net cash provided by (used in) operating activities	125	79	(41)

Investment activities:
Proceeds from investments sold or matured Bonds	394	175	173
Affiliated mutual funds	—	—	14
Investments purchased Bonds	(709)	(764)	(567)
Affiliated mutual funds	(8)	(2)	(5)
Preferred stocks	(7)	—	—
Other items, net	(5)	(4)	—

Net cash used in investing activities	(335)	(595)	(385)

Financing activities:
Additions to policyholder contract deposits	261	838	541
Withdrawals from policyholder contract deposits	(211)	(168)	(86)
Capital contribution	—	20	25
Other items	—	13	1

Net cash provided by financing activities	50	703	481

Cumulative effect of a change in accounting principles, net of tax	2	—	—

Net (decrease) increase in cash	(158)	187	55
Cash and cash equivalents, at beginning of year	295	108	53

Cash and cash equivalents, at end of year	$137	$295	$108

Supplemental disclosure:
Federal income taxes paid (recovered)	$1	$(38)	$(16)

See notes to consolidated financial statements.

STATEMENT OF ADDITIONAL INFORMATION	B-47

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004

1.  ORGANIZATION

The Guardian Insurance & Annuity Company, Inc. (GIAC or the Company) is a wholly owned subsidiary of The Guardian Life Insurance Company of America (The Guardian). The Company, domiciled in the state of Delaware, is licensed to conduct life and health insurance business in all fifty states and the District of Columbia. The Company’s primary business is the sale of variable deferred annuity contracts and variable and term life insurance policies. For variable products, other than 401(k) products, contracts are sold by insurance agents who are licensed by GIAC and are either Registered Representatives of Park Avenue Securities, LLC (PAS) or other broker dealer firms that have entered into sales agreements with GIAC. The Company’s general agency distribution system is used for the sale of other products and policies. In October of 2002, the Company and The Guardian discontinued selling new Group Pension business but will continue servicing existing planholders.

PAS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities and Exchange Act of 1934. PAS was established as a broker dealer during 1999 and has assumed the registered representatives formerly affiliated with Guardian Investor Services LLC (GIS).

GIS, a wholly owned subsidiary of the Company, is a registered broker dealer under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Adviser’s Act of 1940. GIS is the distributor and underwriter for GIAC’s variable products, and is the investment adviser to certain mutual funds sponsored by GIAC, which are investment options for the variable products.

The Company, in agreement with Baillie Gifford Overseas Ltd., has an interest in a company — Guardian Baillie Gifford Ltd. (GBG) — that is organized as a corporation in Scotland. GBG is registered in both the United Kingdom and the United States to act as an investment adviser for the Baillie Gifford International Growth Fund (BGIGF) (formerly known as Baillie Gifford International Fund), The Baillie Gifford Emerging Markets Fund (BGEMF), The Guardian Baillie Gifford International Growth Fund (GBGIGF) (formerly known as The Guardian Baillie Gifford International Fund) and The Guardian Baillie Gifford Emerging Markets Fund (GBGEMF). The Funds are offered in the U.S. as investment options under certain variable annuity contracts and variable life policies.

The Company has established eighteen insurance separate accounts primarily to support the variable annuity and life insurance products it offers. The majority of the separate accounts are unit investment trusts registered under the Investment Company Act of 1940. Proceeds from the sale of variable products are invested through these separate accounts in certain mutual funds specified by the contractholders. Of these separate accounts the Company maintains two separate accounts whose sole purpose is to fund certain employee benefit plans of The Guardian.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of GIAC and its majority-owned subsidiaries. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and assumptions. Some of the key estimates are in the development of policy reserves and deferred policy acquisition costs, including mortality, morbidity, lapse, expense and investment experience. Actual future results could differ from these assumptions and estimates. The Company regularly invests in mortgage loans, mortgage-backed securities and other securities subject to prepayment and/or call risk. Significant changes in prevailing interest rates and/or geographic conditions may adversely affect the timing and amount of cash flows on such securities,

B-48	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

as well as their related values. In addition, the amortization of market premium and accretion of market discount for mortgage-backed securities is based on historical experience and estimates of future payment experience underlying mortgage loans. Actual prepayment timing could differ from original estimates resulting in adjustments to asset values and amortization or accretion recorded in future periods.

Investments

Bonds, preferred stocks and affiliated mutual funds are classified as “available for sale” and are carried at estimated fair value. Changes in unrealized gains and losses on investments, net of income taxes are included in a separate component of equity, “Accumulated other comprehensive income”. The investment portfolio is reviewed for investments that may have experienced a decline in value considered to be other-than-temporary. The Company considers several factors in determining if an other-than-temporary decline exists: duration and extent to which the value of the security has been less than cost; financial condition of the issuer; the near term prospects for recovery of the market value of a security; and the intent and ability of the Company to hold the security to allow for an anticipated recovery in value. Impairments that are considered other-than-temporary are included in “Net realized gains (losses) on investments “.

Trading securities are primarily investments in affiliated mutual funds which are carried at fair value. Change in fair value of these affiliated mutual funds are reported in Net realized gains (losses) on investment in the Consolidated Statements of Income and Comprehensive Income.

Derivative financial instruments are entered into in the normal course of business to reduce the Company’s exposure to fluctuations in foreign currency exchange rates and market volatility. These hedging strategies include the use of interest rate caps.

Policy loans are stated at unpaid principal balance. The carrying amount approximates fair value since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

Cash and cash equivalents include cash on hand and highly liquid debt instruments with a maturity of three months or less when purchased.

Other invested assets consist primarily of mortgage loans, joint ventures, and amounts due from brokers for unsettled sales. The cost method is used for other invested assets.

Net realized gains (losses) on investments

Net realized gains (losses) on investments are computed using the specific identification method. Costs of bonds and affiliated mutual funds are adjusted for impairments considered other-than-temporary and other losses on investments are included in “Net realized gains (losses) on investments.”

Deferred policy acquisition costs

Costs associated primarily with new insurance business that are deferred, to the extent such costs are deemed recoverable from future profits, are recorded as deferred policy acquisitions costs. Such costs include certain commissions, costs of policy issuance and underwriting, and certain variable field office expenses. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs, for certain products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in “Accumulated other comprehensive income”.

For variable life and annuity investment-type products, deferred policy acquisition costs are amortized over the shorter of the expected average life of the contracts or thirty years, using a reversion to the mean approach of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on actual results and anticipated future experience, updated at the end of each accounting period. The average rate of assumed gross investment yield used in estimating expected gross profit was 6.56% to 7.00% at December 31, 2004. The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised.

STATEMENT OF ADDITIONAL INFORMATION	B-49

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

For life insurance products, deferred policy acquisition costs are amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods are for the estimated life of the policy.

Other assets

Other assets consist primarily of deferred, uncollected and unpaid premiums and reinsurance recoverables.

Accounts receivable

Accounts receivable consist primarily of fees receivable from separate accounts and commission income due.

Separate account assets and liabilities

Separate account assets and liabilities are reported at market value, and represent policyholder funds maintained in accounts having specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are generally borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain separate account products. The investment results of separate accounts are reflected in separate account liabilities.

Future policy benefits and other policyholder liabilities

The methods and assumptions used to establish the Company’s reserve for future policy benefits and other policyholder liabilities are disclosed in Note 5, “Policyholders’ Liabilities”.

Insurance revenue and expense recognition

Insurance revenue and expenses consist of premiums and benefits. Premiums for term life and certain annuity insurance products are recognized as revenue when due and collected. The reserve for future policy benefits has been provided on a net-level premium method based upon estimated investment yields, mortality, and other assumptions which were appropriate at the time the policies were issued. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Revenues for variable life and for individual and group variable annuity products consist of net investment income, cost of insurance and policy administration and surrender charges that have been earned and assessed against policyholder account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances, maintenance costs and interest credited to policyholder account balances. The policyholder account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

Certain annuity contracts provide the holder a guarantee that the benefit received upon death will be no less than a minimum prescribed amount that is based upon net deposits to the contract, or the highest historical account value on a contract anniversary. The Company bears the risk that protracted under-performance of the financial markets could result in guaranteed minimum death benefits being higher than what accumulated policyholder account balances would support. At December 31, 2004 and 2003, the Company maintained reserves of $4 million and $7 million, respectively, representing the Company’s estimate of the extent to which guaranteed minimum death benefits exceed the accumulated policyholder account balances. The determination of this liability is based on models, which involve numerous estimates, and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rate and mortality experience.

Income taxes

The Company records current and deferred income taxes. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based upon the difference between financial statement carrying amounts and the income tax basis of assets and liabilities using enacted income tax rates and laws.

B-50	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

Statutory accounting

Effective January 1, 2001, the National Association of Insurance Commissioners (NAIC) adopted the Codification of Statutory Accounting Principles (Codification) guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC’s primary guidance on statutory accounting. Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas (e.g., deferred income taxes are recorded).

Financial statements prepared in accordance with GAAP vary from financial statements prepared on a statutory basis (STAT) primarily because under STAT: 1) costs related to acquiring business, principally commissions and certain policy issue expenses, are charged to income in the year incurred; 2) life insurance and annuity reserves are based on statutory mortality and interest requirements, without consideration of withdrawals and company experience; 3) life insurance enterprises are required to establish a formula-based asset valuation reserve (“AVR”) by a direct charge to surplus to offset potential investment losses; 4) realized gains and losses resulting from changes in interest rates on fixed income investments are deferred in the interest maintenance reserve (“IMR”) and amortized into investment income over the remaining life of the investment sold; 5) bonds are carried principally at amortized cost; 6) certain reinsurance transactions are accounted for as reinsurance for statutory purposes and as financing transactions under GAAP, and assets and liabilities are reported net of reinsurance for statutory purposes and gross of reinsurance for GAAP; 7) certain “non-admitted assets” must be excluded under statutory reporting through a charge to surplus, 8) investments in common stock of the Company’s wholly-owned subsidiaries are accounted for using the equity method, where earnings of such subsidiaries are recognized in income only when dividends are declared, 9) annuity and certain insurance premiums are recognized as premium income and 10) deferred federal income taxes are provided for temporary differences between tax and book assets and liabilities as they are under GAAP except for deferred tax assets, which are admitted assets only if they are recoverable within one year. Non-admitted deferred tax assets are recorded in surplus. Changes in deferred tax balances are recorded in surplus. The effect on the financial statements of the Company from the differences between GAAP and STAT are material to the Company and are disclosed in Note 8.

Recent Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS No. 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Costs Incurred in a Restructuring.” SFAS No. 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. The Company has adopted SFAS No. 146 prospectively for exit or disposal activities initiated after December 31, 2002. The implementation of SFAS 146 had no material impact on the Company.

In November 2002, the FASB issued Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 expands existing accounting guidance and disclosure requirements for certain guarantees and requires the recognition of a liability for the fair value of certain types of guarantees issued or modified after December 31, 2002. The January 1, 2003 adoption of the Interpretation’s guidance did not have a material effect on the Company’s financial position.

In April 2003, the FASB issued Statement No. 133 Implementation Issue No. B36, “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments.” Implementation Issue No. B36 indicates that a modified coinsurance arrangement (MODCO) and coinsurance with funds withheld (CFW) arrangements in which funds are withheld by the ceding insurer with interest paid to the assuming insurer based on a the ceding company’s return on certain of its investments, generally contains an embedded derivative feature that is not clearly and closely related to the host contract and should be bifurcated in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

As permitted by SFAS No. 133, all contracts entered into prior to January 1, 1999 and not significantly modified since that date are exempt from the embedded derivative provisions of SFAS No. 133. Upon adoption, companies that have ceded insurance under existing MODCO or CFW arrangements may reclassify securities from the held-to-maturity and

STATEMENT OF ADDITIONAL INFORMATION	B-51

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

available-for-sale categories into the trading category without calling into question the intent of those companies to hold debt securities to maturity in the future. Those “taint-free” reclassifications are limited to the amount and type of securities related to the MODCO or CFW arrangements containing embedded derivatives. The Company adopted Implementation Issue No. B36 on October 1, 2003 and determined that the fair value of the applicable embedded derivatives was zero. Therefore, no cumulative effect of a change in accounting principle was recorded. Prospectively, the Company will record changes in fair value of the applicable embedded derivatives in net income. The Company determined that the fair value of applicable embedded derivatives was zero at December 31, 2004 and 2003. The Company did not reclassify any securities from available for sale to trading upon adoption of Implementation Issue No. B36.

In July 2003, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” AcSEC has developed the SOP to address the evolution of product designs since the issuance of SFAS No. 60, “Accounting and Reporting by Insurance Enterprises,” and SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” and the need for interpretative guidance to be developed in three areas: separate account presentation and valuation; the accounting recognition given sales inducements; and the classification and valuation of certain long-duration contract liabilities.

The most significant accounting implications of SOP 03-1 are as follows:

•	Establishing an additional liability for a variety of contracts and contract features, including guaranteed minimum death benefits (“GMDB”) and similar mortality benefits, annuitization benefits features, and no lapse guarantee features contained in variable and interest sensitive policies;

•	Reporting and measuring assets and liabilities of certain separate account products as general account assets and liabilities when specified criteria are not met;

•	Reporting and measuring the Company’s interest in its separate accounts as general account assets based on the insurer’s proportionate beneficial interest in the separate account’s underlying assets; and

•	Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs (“DAC”).

The provisions of SOP 03-1 were effective for fiscal years beginning after December 15, 2003, and as such the Company adopted the SOP effective January 1, 2004. The effect of initially adopting this SOP was a charge of $2 million, net of taxes, reported as a “Cumulative effect of a change in accounting principles, net of taxes”, in the Consolidated Statements of Income and Comprehensive Income.

Upon adoption of SOP 03-1, the Company reclassified $238 million of separate account assets to the general account resulting in a $163 million increase in Bonds, available for sale and a $61 million increase in trading securities, a $11 million increase in cash and cash equivalents, a $1 million increase in preferred stock as well as a $2 million increase in investment income due and accrued. Similarly, upon adoption, $175 million of separate account liabilities were reclassified resulting in a $174 increase in Life and Annuity Reserves and a $1 million increase in other liabilities.

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities,” which revised the original FIN No. 46 guidance issued in January 2003. FIN No. 46(R) addresses whether certain types of entities, referred to as variable interest entities (“VIEs”), should be consolidated in a company’s financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity’s expected losses and the right to receive the entity’s expected residual returns) or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if, as the primary beneficiary, it stands to absorb a majority of the VIE’s expected losses or to receive a majority of the VIE’s expected residual returns.

For a nonpublic entity, FIN 46(R) is effective January 1, 2004 for VIEs created after December 31, 2003 and January 1, 2005 for VIEs created before December 31, 2003. The Company adopted FIN 46(R) for VIEs created after December 31, 2003, which did not have a material effect on the Company’s consolidated financial position or results of

B-52	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

operations. The adoption of FIN 46(R) for VIEs created before December 31, 2003 in 2005 is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a final consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” This Issue establishes impairment models for determining whether to record impairment losses associated with investments in certain equity and debt securities. It also requires income to be accrued on a level-yield basis following an impairment of debt securities, where reasonable estimates of the timing and amount of future cash flows can be made. The Company’s policy is generally to record income only as cash is received following an impairment of a debt security. In September 2004, the FASB issued FSP EITF 03-1-1, which defers the effective date of a substantial portion of EITF 03-1 from the third quarter of 2004 until such time as FASB issues further implementation guidance, which is expected in 2005. The Company will continue to monitor developments concerning this Issue and is currently unable to estimate the potential effects of implementing EITF 03-1 on the Company’s consolidated financial position or results of operations.

Reclassifications:

Certain amounts in prior years have been reclassified to conform to the current year presentation.

3.  INVESTMENTS

Securities

The following tables provide additional information relating to the cost basis and estimated fair value of bonds, preferred stock and affiliated mutual funds as of December 31:

	(In millions)
	Amortized Cost	Gross Unrealized		Estimated Fair Value
December 31, 2004		Gains	(Losses)
U.S. Government	$6	$—	$—	$6
All other Government	28	1	—	29
States, Territories	12	—	—	12
Political Subdivisions	8	—	—	8
Special Revenue	44	—	—	44
Public Utilities	166	3	—	169
Industrial and Miscellaneous	1,789	45	(6)	1,828

Total Bonds	$2,053	$49	$(6)	$2,096

Preferred Stocks	8	—	—	8

Total Preferred Stocks	$8	$—	$—	$8

Affiliated Mutual Funds	13	7	—	20

Total Affiliated Mutual Funds	$13	$7	$—	$20

	(In millions)
	Amortized Cost	Gross Unrealized		Estimated Fair Value
December 31, 2003		Gains	(Losses)
U.S. Government	$4	$—	$—	$4
All other Government	22	1	—	23
States, Territories	12	—	—	12
Political Subdivisions	10	—	—	10
Special Revenue	56	—	—	56
Public Utilities	138	6	—	144
Industrial and Miscellaneous	1,355	63	(3)	1,415

Total Bonds	$1,597	$70	$(3)	$1,664

Affiliated Mutual Funds	10	7	—	17

Total Affiliated Mutual Funds	$10	$7	$—	$17

STATEMENT OF ADDITIONAL INFORMATION	B-53

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The amortized cost and estimated fair value of bonds as of December 31, 2004 by contractual maturity is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Amortized Cost	Estimated Fair Value
	(In millions)
Due in one year or less	$311	$315
Due after one year through five years	1,273	1,301
Due after five years through ten years	310	318
Due after ten years	46	49
Sinking fund bonds, mortgage backed securities and asset backed securities	113	113

Total	$2,053	$2,096

Proceeds from sales and maturities of investments in bonds amounted to $394 million, $175 million and $173 million in 2004, 2003 and 2002, respectively. Gross gains of $4 million, $2 million and $2 million and gross losses of $1 million, $1 million and $6 million were realized on sales and prepayments of bonds in 2004, 2003 and 2002, respectively.

Proceeds from sales of investments in affiliated mutual funds amounted to $14 million in 2002. Gross gains of $5 million were realized on sales of affiliated mutual funds in 2002. There were no sales of affiliated mutual funds in 2004 or 2003.

Unrealized losses:

The Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004 and 2003 are as follows (in millions):

December 31, 2004	Less than 12 months		12 months or more		Total Investments in a Continuous Loss Position
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government	$2	$—	$—	$—	$2	$—
All Other Government	8	—	—	—	8	—
States, Territories	7	—	5	—	12	—
Political Subdivisions	—	—	8	—	8	—
Special Revenue	28	—	2	—	30	—
Public Utilities	39	—	1	—	40	—
Industrial and Miscellaneous	563	(4)	37	(2)	600	(6)

Total Bonds	$647	$(4)	$53	$(2)	$700	$(6)
Preferred Stocks	5	—	—	—	5	—

Total Preferred Stocks	$5	$—	$—	$—	$5	$—

Total Temporarily Impaired Securities	$652	$(4)	$53	$(2)	$705	$(6)

December 31, 2003	Less than 12 months		12 months or more		Total Investments in a Continuous Loss Position
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government	$—	$—	$—	$—	$—	$—
All other Government	—	—	—	—	—	—
States, Territories	12	—	—	—	12	—
Political Subdivisions	8	—	—	—	8	—
Special Revenue	36	—	—	—	36	—
Public Utilities	6	—	3	—	9	—
Industrial and Miscellaneous	154	(2)	8	(1)	162	(3)

Total Bonds	$216	$(2)	$11	$(1)	$227	$(3)

Total Temporarily Impaired Securities	$216	$(2)	$11	$(1)	$227	$(3)

B-54	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The Company’s investment portfolio includes individual securities which are in an unrealized loss position and have not been recognized as other than temporary impairments. There were twenty nine securities in an unrealized loss position for greater than 12 months with a book value of $55 million and a fair value of $53 million as of December 31, 2004. There were eight securities in an unrealized loss position for greater than 12 months with a book value of $12 million and a fair value of $ 11 million as of December 31, 2003.

In reaching the conclusion that these impairments are not other-than temporary, management considered many factors including: duration and severity of impairment, cash flow, investment sector stability, credit worthiness, financial condition of issuer, and intent and ability to hold to allow for recovery in value.

Special Deposits

Assets of $4 million at December 31, 2004 and 2003 were on deposit with governmental authorities or trustees as required by certain insurance laws. These amounts are included in “Bonds” in the Consolidated Balance Sheets.

Repurchase Agreements

The Company has entered into repurchase agreements whereby securities will be resold at a specified date and price. Assets of $38 million and $132 million are included in the Consolidated Balance Sheets as cash and cash equivalents as of December 31, 2004 and 2003, respectively, and are subject to repurchase. The Company’s policy requires a minimum of 102% of the fair value of the borrowed securities as collateral, calculated on a daily basis, in the form of either cash or securities.

Investment Income and Investment Gains and Losses

Net investment income arose from the following sources for the years ended December 31:

	2004	2003	2002
	(In millions)
Bonds	$87	$78	$54
Affiliated mutual funds	5	1	2
Policy loans	4	5	5
Cash equivalents and short term investments	2	3	1

Gross investment income	98	87	62
Less: Investment expenses	(2)	(2)	(2)

Net investment income	$96	$85	$60

Net realized gains (losses) on investments for the years ended December 31 were from the following sources:

	2004	2003	2002
	(In millions)
Bonds	$2	$1	$(21)
Trading Securities	1	2	(1)

Net realized gains (losses) on investments	$3	$3	$(22)

During 2002 the Company recorded losses for investments that have experienced a decline in value considered to be other than temporary in the amount of $17 million. No such losses were recorded in 2004 and 2003.

Accumulated Other Comprehensive Gain (Loss) Income

Accumulated other comprehensive gain (loss) income consists of net unrealized investment gains (losses) on securities available for sale. Changes in this amount include reclassification adjustments to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been a component of “Other comprehensive income” in earlier periods.

STATEMENT OF ADDITIONAL INFORMATION	B-55

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The amounts for the years ended December 31 are as follows:

	Unrealized Gains (Losses) on Investments	Impact of Unrealized (Losses) Gains on Deferred Policy Acquisition Costs	Deferred Income Tax (Liability) Benefit	Accumulated Other Comprehensive Income (Loss) Related to Net Unrealized Investment Gains (Losses)
	(In millions)
Balance, December 31, 2001	$13	$(7)	$(2)	$4
Net unrealized investments gains (losses) on investments arising during period	28	—	(10)	18
Reclassification adjustments for (losses) included in net income	(1)	—	—	(1)
Impact of net unrealized investment (gains) on deferred policy acquisition costs	—	(14)	5	(9)

Balance, December 31, 2002	40	(21)	(7)	12
Net unrealized investments gains (losses) on investments arising during period	31	—	(11)	20
Reclassification adjustments for gains included in net income	1	—	—	1
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(14)	5	(9)

Balance, December 31, 2003	72	(35)	(13)	24
Net unrealized investments gains (losses) on investments arising during period	(44)	—	15	(29)
Reclassification adjustments for gains included in net income	15	—	(5)	10
Impact of net unrealized investment losses (gains) on deferred policy acquisition costs	—	13	(4)	9

Balance, December 31, 2004	$43	$(22)	$(7)	$14

4.  DEFERRED POLICY ACQUISITION COSTS (“DAC”)

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31 are as follows:

	2004	2003	2002
	(In millions)
Balance, beginning of year	$321	$320	$403
Capitalization of deferrable expenses	55	94	81
Amortization	(90)	(108)	(180)
Change in unrealized investment gains (losses), net	13	(14)	(14)
Interest on DAC	30	29	30

Balance, end of year	$329	$321	$320

During 2004, the Company recorded $11 million of additional annuitizations reflecting lower estimates due to increased level of amortization of deferred annuity contracts.

During 2003, the Company recorded $22 million of additional amortization reflecting lower estimates of expected profitability on certain variable annuity and life products primarily due to increased long term lapse rate assumptions.

B-56	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

During 2002, the Company recorded $102 million of additional amortization reflecting lower estimates of expected profitability on certain variable annuity and life products due to decreased market returns and declines in asset value on which fees are based.

5.  POLICYHOLDERS’ LIABILITIES

The balances of future policy benefits and policyholders’ account balances and separate account liabilities at December 31 are follows:

	2004	2003
	(In millions)
Future Policy Benefits
Life insurance	$24	$16
Annuities	284	164

Future policy benefits	308	180

Policyholders’ Account Balances
Individual annuities	1,515	1,495
Group annuities	261	89
Variable life	85	85

Policyholders’ account balances	1,861	1,669

Total future policy benefits and policyholders’ account balances	$2,169	$1,849

Separate account liabilities
Individual annuities	4,436	4,278
Group annuities	2,525	2,878
Variable life	542	510

Total separate account liabilities	$7,503	$7,666

The following table highlights the key assumptions generally utilized in calculating liabilities for future policy benefits:

Product	Mortality	Interest Rate	Estimation Method
Life insurance	Based on Company’s experience, established at issue	4.00%	Present value of future benefit payments and related expenses, less the present value of future net premiums
Individual and immediate annuities	SA, 1971, 1983a, A2000 mortality tables with certain modifications	4.00%	Present value of expected future payments based on historical experience

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. The Company had no premium deficiency reserves as of December 31, 2004 and 2003.

Policyholders’ account balances for investment-type contracts represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges. The carrying value approximates fair value.

STATEMENT OF ADDITIONAL INFORMATION	B-57

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

Certain contract provisions that determine the policyholders’ account balances are as follows:

Product	Credited Fixed Interest Rates	Withdrawal/Surrender Charges
Individual annuities	3.10% to 4.10%	Declining to zero over 4 to 7 years.
Group annuities	2.50% to 6.60%	Contractually agreed upon rates, declining to zero over a maximum of 9 years.
Variable life	4.00%	Declining to zero over 10 to 15 years.

Guaranteed Minimum Benefits

At December 31, 2004, the Company had variable annuity contracts with guarantees. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit (“GMDB”) in excess of the current account balance at the Consolidated Balance Sheet date.

The Company issues certain variable annuity contracts with GMDB features that guarantee either:

a)	Return of deposits: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals).

b)	Ratchet: the benefit is greatest of the current account value, premiums paid (adjusted for withdrawals), or the highest account value on any contractually specified anniversary up to contractually specified ages (adjusted for withdrawals).

The following chart provides the account value, net amount at risk and average attained age of contractholders at December 31, 2004 for GMDB’s ($ in millions):

In the Event of Death (GMDB)
Account Value	$5,517
Net amount at risk	$417
Average attained age of contractholders	61

The following summarizes the liabilities for guarantees on variable contracts reflected in the general account in future policy benefits in the accompanying Balance Sheet in (in millions):

Balance at January 1, 2004	$9
Incurred guarantee benefits	(1)
Paid guarantee benefits	(4)

Balance at December 31, 2004	$4

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in the GMDB liability is recorded in policyholder benefits in the Company’s Consolidated Statements of Income and Comprehensive Income. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at December 31, 2004:

•	Data used was 1,000 stochastically generated investment performance scenarios.

•	Mean investment performance assumption was 8.25%.

•	Volatility assumption was 14.00% standard duration.

•	Mortality was assumed to be 90% of the Annuity 2000 table.

B-58	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

•	The base annual lapse rate used in the Company’s analysis was 13%. For the contracts, where the ratio of GMDB to the Account Value is greater than 100%, but less than 120%, the Company assumed a lapse rate equal to 90% of the base annual lapse rate. For the contracts where the GMDB to the Account Value exceeds 120%, the Company assumed a lapse ratio of 70% of the base annual lapse rate. The Company used 6.5% interest rate and a 2000a mortality table with a 50/50 male/female blend using the pivot age of 65 for the present value calculations.

•	Discount rate was 5%.

The aggregate fair value of assets, (including the general and separate account fund options), held by variable annuity products that are subject to GMDB benefits and guarantees at December 31, 2004 was $5,498 million.

6.  REINSURANCE

The Company participates in reinsurance in order to provide greater diversification of business, provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. The Company has entered into cession agreements on a coinsurance, modified coinsurance and yearly renewable term basis with affiliated and non-affiliated companies. Ceded balances would represent a liability to the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable there from, recording an allowance when necessary for uncollectible reinsurance. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period.

The following indicates the volume of reinsurance amounts on total premiums included in the Consolidated Statements of Income and Comprehensive Income for the years ended December 31:

	2004	2003	2002
	(In millions)
Short-duration contracts:
Direct premiums
Reinsurance ceded	$3	$4	$5

Premiums	$3	$4	$5

	2004	2003	2002
	(In millions)
Long-duration contracts:
Direct premiums
Reinsurance ceded	$75	$81	$92

Premiums	$75	$81	$92

Reinsurance recoverables in the Company’s Consolidated Balance Sheets at December 31 were as follows:

	2004	2003
	(In millions)
Life insurance	$5	$4

	$5	$4

7.  FEDERAL INCOME TAXES

The Company and its wholly owned subsidiaries, PAS and GIS, are included in the consolidated federal income tax return with Guardian Life and with certain of its domestic insurance and non-insurance subsidiaries. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that each member of the group is allocated its share of the consolidated tax provision or

STATEMENT OF ADDITIONAL INFORMATION	B-59

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

benefit, determined generally on a separate company basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of filing of the consolidated return.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

The components of income tax (benefit) for the years ended December 31 were as follows:

	2004	2003	2002
	(In millions)
Federal income tax (benefit):
Current tax	$(4)	$(14)	$(31)
Deferred tax	(6)	—	(27)

Total	$(10)	$(14)	$(58)

The Company’s income tax (benefit) expense differs from the amount computed by applying the expected federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2004	2003	2002
	(In millions)
Expected taxes on pre-tax income (loss)	$1	$(4)	$(47)
Permanent adjustments:
Dividends received deduction	(11)	(12)	(10)
True-up of deferred tax on bonds	—	2	—
Other	—	—	(1)

Total income tax (benefit)	$(10)	$(14)	$(58)

Deferred tax assets and liabilities at December 31 resulted from the items listed in the following table:

	2004	2003
	(In millions)
Deferred tax assets:
Separate account allowances	$22	$26
DAC Proxy	25	22
Reserves	3	—

Gross deferred tax assets	50	48

Deferred tax liabilities:
DAC	122	125
Reserves	—	3
Investments	4	10
Other	2	1

Gross deferred tax liabilities	128	139

Net deferred tax liability	$78	$91

Management has concluded that the net deferred income tax asset is more likely than not to be realized; therefore, no valuation allowance has been provided.

B-60	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

At December 31, 2004, the Company did not have any unused net operating loss carryforwards available to offset against future taxable income.

The Company’s Federal income tax returns are routinely examined by the Internal Revenue Service (“Service”) and provisions are made in the financial statements in anticipation of the results of these audits. The Service has completed all examinations of the consolidated federal income tax returns through 1998. There were no material effects on the Company’s consolidated results of operations as a result of these audits. The Service has begun its examinations of 1999 through 2002 taxable years. Management believes that sufficient provisions have been made for potential adjustments.

8.  STATUTORY CAPITAL AND SURPLUS AND INCOME

Applicable insurance department regulations require that the Company prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Delaware Department of Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefits using different actuarial and interest assumptions, limiting deferred taxes, and valuing securities on a different basis.

Under the Delaware Insurance Law, the maximum amounts of distributions which can be made to the Company’s parent in any given year, without prior approval by the Delaware Commissioner of Insurance, is equal to the greater of (i) 10% of the Company’s surplus as of December 31 of the preceding calendar year, or (ii) the net gain from operations for the preceding calendar year (excluding realized investment gains). Any dividends paid, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus also requires the prior approval of the Delaware Commissioner of Insurance. At December 31, 2004, the maximum amount of dividends the Company could pay The Guardian in 2005 without prior approval from the state insurance regulatory authorities is $23 million.

The following reconciles the consolidated GAAP net income of the Company to statutory net income as reported to the regulatory authorities for the year ended:

	2004	2003	2002
	(In millions)
Consolidated GAAP net income (loss)	$10	$4	$(77)
Adjustments to reconcile to statutory basis:
Statutory net (income) loss of subsidiaries	(2)	2	8
Change in deferred policy acquisition costs	5	(16)	66
Re-estimation of future policy benefits	2	(2)	(13)
Reinsurance	4	(4)	(4)
Deferred federal income tax benefit	(6)	(1)	(25)
Amortization of interest maintenance reserve	—	(1)	(1)
Transfer to interest maintenance reserve	(1)	(1)	3
Cumulative effect of a change in accounting principles, net of tax	2	—	—
Other, net	—	6	3

Statutory net income (loss)	$14	$(13)	$(40)

STATEMENT OF ADDITIONAL INFORMATION	B-61

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The following reconciles the consolidated GAAP stockholder’s equity of the Company to statutory capital and surplus as reported to the regulatory authorities as of December 31:

	2004	2003	2002
	(In millions)
Consolidated GAAP stockholder’s equity	$488	$488	$452
Add (deduct) cumulative effect of adjustments:
Deferred policy acquisition costs	(329)	(321)	(320)
Deferred software costs	—	(1)	(14)
Asset valuation reserve	(16)	(12)	—
Re-estimation of future policy benefits	(40)	(47)	(57)
Establishment of deferred income tax liability, net	78	91	85
Unrealized gains on investments	(43)	(72)	(45)
Separate account allowances	57	60	72
Other liabilities	24	25	23
Deferred premiums	2	2	3
Other, net	10	9	11

Statutory capital and surplus	$231	$222	$210

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values presented below have been determined using available information and valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Accordingly, such estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. For all other financial instruments presented in the table below, the carrying value approximates estimated fair value.

Bonds, preferred stocks and affiliated mutual funds

For bonds, preferred stocks and affiliated mutual funds other than private placements, estimated fair value is based on quoted market prices or estimates from independent services. Fair value for private placements securities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The fair value of certain non-performing private placement securities is based on amounts estimated by management.

Trading securities

Trading securities are primarily investments in affiliated mutual funds which are carried at fair value. Change in fair value of these affiliated mutual funds are reported in Net realized gain (losses) on investment in the Consolidated Statements of Income and Comprehensive Income.

Policy loans

The estimated fair value of policy loans approximate the carrying amount since loans on policies have no defined maturity date and reduce the amount payable at death or at surrender of the contract.

Future policy benefits and policyholders’ account balances

Future policy benefits estimated fair value are derived using discounted projected cash flows, based on interest rates being offered for similar contracts, with maturities consistent with those remaining for the contracts being valued.

Policyholders’ account balances for investment-type contracts represent an accumulation of gross premium payments plus credited interest less withdrawals, expenses and mortality charges. Carrying value approximates fair value.

B-62	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The following table discloses the carrying amounts and estimated fair values of the Company’s financial instruments at December 31:

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)
Financial Assets:
Bonds, available for sale	$2,096	$2,096	$1,664	$1,664
Affiliated mutual funds	20	20	17	17
Trading securities	77	77	15	15
Preferred stocks	8	8	—	—
Policy loans	84	84	84	84
Cash and cash equivalents	137	137	295	295
Separate account assets	7,503	7,503	7,731	7,731

Financial Liabilities:
Future policy benefits	308	308	180	180
Policyholders’ account balances	9,364	9,364	9,335	9,335

10.  RELATED PARTY TRANSACTIONS

The Company is billed by The Guardian for all compensation and related employee benefits for those employees of The Guardian who are engaged in the Company’s business and for the Company’s use of The Guardian’s centralized services and agency force. The amounts charged for these services amounted to $140 million in 2004, $138 million in 2003 and $139 million in 2002, and, in the opinion of management, were considered appropriate for the services rendered.

A significant portion of the Company’s separate account assets is invested in affiliated mutual funds. Each of these funds has an investment advisory agreement with the Company, except for the Baillie Gifford International Growth Fund, the Baillie Gifford Emerging Markets Fund, The Guardian Baillie Gifford International Growth Fund and The Guardian Baillie Gifford Emerging Markets Fund.

The separate account assets invested in affiliated mutual funds as of December 31 are as follows:

	2004	2003
	(In millions)
The Guardian Stock Fund	$1,261	$1,455
The Guardian VC 500 Index Fund	82	61
The Guardian VC Allocation Fund	27	23
The Guardian High Yield Bond Fund	32	26
The Guardian Low Duration Bond Fund	16	3
The Guardian Bond Fund	340	379
The Guardian Cash Fund	235	356
The Baillie Gifford International Growth Fund	190	194
The Baillie Gifford Emerging Markets Fund	74	55
The Guardian Small Cap Stock Fund	191	185
The Guardian Park Avenue Fund	210	238
The Guardian Park Avenue Small Cap Fund	70	64
The Guardian Asset Allocation Fund	34	34
The Guardian Baillie Gifford International Growth Fund	13	10
The Guardian Baillie Gifford Emerging Markets Fund	37	28
The Guardian Investment Quality Bond Fund	46	55
The Guardian High Yield Bond Fund	8	7
The Guardian Cash Management Fund	194	249

	$3,060	$3,422

STATEMENT OF ADDITIONAL INFORMATION	B-63

The Guardian Insurance & Annuity Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 (continued)

The Company maintains investments in trading securities and affiliated mutual funds. These investments as of December 31 are as follows:

	2004	2003
	(In millions)
Trading Securities:
The Guardian Park Avenue Small Cap Fund	$3	$3
The Guardian Asset Allocation Fund	3	2
The Guardian Baillie Gifford International Growth Fund	2	2
The Guardian Baillie Gifford Emerging Markets Fund	2	2
The Guardian Investment Quality Bond Fund	2	2
The Guardian High Yield Bond Fund	2	2
The Guardian Cash Management Fund	2	2
The Guardian Cash Fund	61	—

Trading Securities	77	15

Affiliated Mutual Funds:
The Guardian Small Cap Stock Fund	20	17

Affiliated Mutual Funds	20	17

Total Trading Securities and Affiliated Mutual Funds	$97	$32

B-64	STATEMENT OF ADDITIONAL INFORMATION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of

The Guardian Insurance & Annuity Company, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in stockholder’s equity and of cash flows present fairly, in all material respects, the financial position of The Guardian Insurance & Annuity Company, Inc. and its subsidiaries (the “Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2004, the Company adopted Statement of Position 03-01, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, and Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities Implementation Issue No. B36, Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor Under Those Instruments.

March 16, 2005

STATEMENT OF ADDITIONAL INFORMATION	B-65

APPENDIX A

USES OF LIFE INSURANCE

Because the Policy provides a death benefit and Cash Surrender Value, the Policy can be used for various individual and business planning purposes. Purchasing the Policy in part for such purposes entails certain risks, particularly if the Policy’s Cash Surrender Value, as opposed to its death benefit, will be the principal Policy feature used for such planning purposes. If Policy premiums are not paid and the investment performance of the variable investment options to which Policy Account Value is allocated is poorer than anticipated, then the Policy may lapse or may not accumulate sufficient values to fund the purpose for which the Policy was purchased. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, a purchaser should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered.

Policyowners are urged to consult competent tax advisors about the possible tax consequences of pre-death distributions from any life insurance policy, including Flexible SolutionsSM VUL.

The following are examples of ways in which the Policy can be used to address certain financial objectives, bearing in mind that variable life insurance is not a short-term investment and that its primary purpose is to provide benefits upon the death of the insured.

Family Income Protection

Life insurance may be purchased on the lives of a family’s income earners to provide a death benefit to cover final expenses, and continue the current income to the family. The amount of insurance purchase should be an amount which will provide a death benefit that when invested outside the policy at a reasonable interest rate, will generate enough money to replace the insured’s income.

Estate Protection

Life insurance may be purchased by a trust on the life of a person whose estate will incur federal estate taxes upon his or her death. The amount of insurance purchased should equal the amount of the estimated estate tax liability. Upon the insured’s death, the trustee could make the death proceeds available to the estate for the payment of estate taxes.

Education Funding

Life insurance may be purchased on the life of the parent(s) or primary person funding an education. The amount of insurance purchased should equal the total education cost projected at a reasonable inflation rate.

In the event of the insured’s death, the guaranteed death benefit is available to help pay the education costs. If the insured lives through the education years, the cash value accumulations may be accessed to help offset the remaining education costs. Any policy loans or partial withdrawals will reduce the policy’s death benefit and may have tax consequences.

Mortgage Protection

Life insurance may be purchased on the life of the person(s) responsible for making mortgage payments. The amount of insurance purchased should equal the mortgage amount. In the event of the insured’s death, the guaranteed death benefit can be used to offset the remaining mortgage balance.

During the insured’s lifetime, the cash value accumulations may be accessed late in the mortgage term to help make the remaining mortgage payments. Any policy loans or partial withdrawals will reduce the policy’s death benefit and may have tax consequences.

Key Person Protection

Life insurance may be purchased by a business on the life of a key person in an amount equal to a key person’s value, considering salary, benefits, and contribution to business profits. Upon the key person’s death, the business can use the death benefit to ease the interruption of business operations and/or to provide a replacement fund for hiring a new executive.

B-66	STATEMENT OF ADDITIONAL INFORMATION

The Guardian Insurance & Annuity Company, Inc.

APPENDIX A

USES OF LIFE INSURANCE

Business Continuation Protection

Life insurance may be purchased on the life of each business owner in an amount equal to the value of each owner’s business interest. In the event of death, the guaranteed death benefit may provide the funds needed to carry out the purchase of the deceased’s business interest by the business, or surviving owners, from the deceased owner’s heirs.

Retirement Income

Life insurance may be purchased on the life of a family income earner during his or her working life. If the insured lives to retirement, the cash value accumulations may be accessed to provide retirement payments. In the event of the insured’s death, the proceeds may be used to provide retirement income to his or her spouse. Any policy loans or partial withdrawals will reduce the policy’s death benefit and may have tax consequences.

Deferred Compensation Plans

Life insurance may be purchased to fund a Deferred Compensation Plan, or Selective Incentive Plan, for key employees. A Deferred Compensation Plan, or Selective Incentive Plan, is a written agreement between an employer and an executive. The employer makes an unsecured promise to make future benefit payments to a key executive if the executive meets certain stated requirements.

Under this type of plan, a company purchases a cash value life insurance policy insuring an executive’s life to (1) informally fund the promised benefits and (2) recover its plan costs at the death of the executive. The policy cash values may be used to help pay the promised benefits to the executive. In the event that the executive dies prior to retirement, the policy death benefits can be used to fund survivor benefits.

Split Dollar Plans

Life insurance may be purchased by an employer on the life of an employee under a Split Dollar Plan. In a Split Dollar Plan, the employer advances the executive the premium on a life insurance policy. Both the employer and the executive share the cash value and death benefit under the policy. Generally, the employer has rights to the cash value and death benefit equal to its advances. The balance of the cash value and death benefit belong to the executive.

The executive receives an economic benefit for which he or she must contribute into the plan or pay income tax. The economic benefit is equal to the term value of the death benefit assuming taxation under IRS Revenue Rulings and IRC Section 72. Different results are possible if these or other code sections are applied or amended.

Executive Bonus Plans

Life Insurance may be purchased by an employee with funds provided by his or her employer for that purpose. An Executive Bonus plan involves an employer providing an executive with additional compensation to enable the executive to pay premiums on a life insurance policy. The bonus is tax deductible by the employer and received as taxable income by the executive.

STATEMENT OF ADDITIONAL INFORMATION	B-67

PART C

ITEM 27:	Exhibits

The following exhibits:

(a)	Resolution of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing The Guardian Separate Account N.(1)
(b)	Custodian Agreements. Not Applicable.
(c)	Distribution Agreements.
	(i)	Brokerage Agreement
	(ii)	Field Representative Agreement
	(iii)	Agreement of Agency
	(iv)	Agreement of General Agency
(d)	Specimen of the Variable Universal Life Insurance Policy.
(e)	Form of Application for the Variable Universal Life Policy.(1)
(f)	Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.(1)
(f)(i)	Certificate of Amendment to the Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc.(3)
(f)(ii)	By-laws of The Guardian Insurance & Annuity Company, Inc.(1)
(g)(i)	Reinsurance Agreement #3002(5)
(g)(i)(a)	Revised Exhibit B and Signature Page to Reinsurance Agreement #3002 (9/05)
(g)(ii)	Reinsurance Agreement #3001(5)
(g)(ii)(a)	Revised Exhibit B and Signature Page to Reinsurance Agreement #3001
(g)(ii)(b)	Revised Exhibit D and Signature Page to Reinsurance Agreement #3001
(h)	Participation Agreements
	(i)	AIM Variable Insurance Funds(5)
	(ii)	Davis Variable Account Fund, Inc.(5)
	(iii)	Fidelity Variable Insurance Products Fund(5)
	(iv)	Gabelli Capital Series Funds, LLP(5)
	(v)	Janus Aspen Series(5)
	(vi)	MFS Variable Insurance Trust(5)
	(vii)	Alliance Variable Products Series Fund, Inc.(5)
	(viii)	Value Line, Inc.(6)
(i)	Amended and Restated Agreement for Services and Reimbursement Therefor between The Guardian Life Insurance Company of America and The Guardian Insurance & Annuity Company, Inc.(1)
(j)	Powers of Attorney executed by a majority of the Board of Directors and certain principal officers of The Guardian Insurance & Annuity Company, Inc.(2)
	(i)	Powers of attorney for Armand M. de Palo and Dennis J. Manning(3)
	(ii)	Powers of attorney for Joseph A. Caruso and Gary B. Lenderink(4)
(k)(i)	Opinion of Richard T. Potter, Jr., Esq.
(k)(ii)	Consent of Richard T. Potter, Jr., Esq.
(l)	Opinion and Consent of Charles G. Fisher, F.S.A., MAAA.
(m)	Calculation.
(n)	Consent of PricewaterhouseCoopers LLP.
(o)	No financial statements are omitted.
(p)	Not Applicable.
(q)	Memorandum on the Policy’s Issuance, Transfer and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy.

(1)	Incorporated by reference to the Registration Statement on Form S-6 filed by the Registrant on December 10, 1999 (File No. 333-92475). (Accession No. 0001005477-99-005808).
(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-6 filed by the Registrant on April 7, 2000 (File No. 333-92475) (Accession No. 0001005477-00-002979)
(3)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 filed by the Registrant on April 25, 2001. (File no. 333-92475) (Accession No. 0001133228-01-500020)
(4)	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 filed by the Registrant on April 26, 2002. (File no. 333-92475) (Accession No. 000113328-02-000150)
(5)	Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6 filed by the Registrant on November 25, 2002. (File no. 333-92475) (Accession No. 0001133228-02-000274)
(6)	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement on Form N-6 filed by the Registrant on April 30, 2003 (File No. 333-92475) (Accession No. 0001133228-03-000170)
(7)	Incorporated by reference to the Registration Statement on Form N-6 filed by the Registrant on June 30, 2005 (‘40 Act)/July 8, 2005 (‘33 Act) (File No 333-126483) (Accession No. 0001193125-05-139702)

Item 28.	Directors and Officers of the Depositor

The following is a list of directors and principal officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
Bruce C. Long	President and Director
Armand M. de Palo	Director
Dennis J. Manning	Chairman, Chief Executive Officer and Director
Gary B. Lenderink	Director
Robert E. Broatch	Director
Dennis S. Callahan	Director
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Joseph A. Caruso	Senior Vice President, Corporate Secretary and Director
Charles G. Fisher	Senior Vice President & Actuary
Frank L. Pepe	Senior Vice President & Controller
Richard T. Potter, Jr.	Senior Vice President and Counsel
Donald P. Sullivan, Jr.	Senior Vice President, Administration
Peggy L. Coppola	Senior Vice President, Equity Business Development
Richard Cumiskey	Senior Vice President and Compliance Officer
Dennis P. Mosticchio	Vice President, Group Pensions
James Consolati	Vice President, Retirement Services
Hugh J. McAleer	Vice President, Selection, Claims & Individual Markets

Item 29.	Persons Controlled by or under Common Control with Depositor or Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of July 30, 2005. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Berkshire Life Insurance Company of America	Massachusetts	100%
Guardian Trust Company, FSB	Federal Savings Bank	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
Private Healthcare Systems, Inc.	Delaware	25% of Class A 14.75% of Class B
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth Limited Health Services Corporation	Wisconsin	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth Reinsurance Company	Arizona	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
Smileage Dental Services, Inc.	Wisconsin	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Innovative Underwriters, Inc.	New Jersey	100%
Hanover Acquisition LLC	Delaware	100%
The Guardian Tax-Exempt Fund	Massachusetts	87.20%
The Guardian Baillie Gifford International Growth Fund	Massachusetts	29.26%
The Guardian Investment Quality Bond Fund	Massachusetts	37.75%
The Guardian Asset Allocation Fund	Massachusetts	12.62%
The Guardian Park Avenue Small Cap Fund	Massachusetts	22.62%
The Guardian Baillie Gifford Emerging Markets Fund	Massachusetts	41.42%
The Guardian High Yield Bond Fund	Massachusetts	75.20%
The Guardian Small Cap Stock Fund	Maryland	46.62%
The Guardian Low Duration Bond Fund	Massachusetts	87.87%
The Guardian VC Low Duration Bond Fund	Maryland	29.38%
The Guardian VC Asset Allocation Fund	Maryland	40.46%
The Guardian VC 500 Index Fund	Maryland	44.81%
The Guardian VC High Yield Bond Fund	Maryland	49.00%
The Guardian S&P 500 Index Fund	Massachusetts	11.86%
The Guardian Park Avenue Fund	Massachusetts	13.33%
The Guardian UBS Large Cap Value Fund	Massachusetts	90.84%
The Guardian UBS Small Cap Value Fund	Massachusetts	87.32%
The Guardian UBS VC Large Cap Value Fund	Maryland	76.75%
The Guardian UBS VC Small Cap Value Fund	Maryland	35.46%
The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of July 30, 2005:
Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
The Guardian Cash Fund, Inc.	Maryland	100%
The Guardian Bond Fund, Inc.	Maryland	100%
The Guardian Variable Contract Funds, Inc.	Maryland	100%
GIAC Funds, Inc.	Maryland	100%

Item 30.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable life insurance policies and variable annuity contracts and it is also the principal underwriter of shares of

The Guardian Bond Fund, Inc.;

The Guardian Stock Fund, Inc.;

The Guardian Cash Fund, Inc.;

The Guardian Variable Contract Funds, Inc., a series fund consisting of the following series: The Guardian VC Asset Allocation Fund, The Guardian VC High Yield Bond Fund, The Guardian VC 500 Index Fund; The Guardian Cash Fund, Inc., The Guardian UBS VC Large Cap Value Fund, The Guardian UBS VC Small Cap Value Fund, and The Guardian VC Low Duration Bond Fund;

The Park Avenue Portfolio, a series trust consisting of the following series: The Guardian Cash Management Fund, The Guardian Park Avenue Fund, The Guardian Investment Quality Bond Fund, The Guardian High Yield Bond Fund, The Guardian Tax-Exempt Fund, The Guardian Asset Allocation Fund, The Guardian Park Avenue Small Cap Fund, The Guardian Baillie Gifford International Growth Fund, The Guardian Baillie Gifford Emerging Markets Fund, The Guardian S&P 500 Index Fund, The Guardian UBS Large Cap Value Fund, The Guardian UBS Small Cap Value Fund, and The Guardian Low Duration Bond Fund;

GIAC Funds, Inc. a series fund consisting of Baillie Gifford International Growth Fund, Baillie Gifford Emerging Markets Fund and The Guardian Small Cap Stock Fund.

All of the aforementioned funds and the series trust are registered with the SEC as open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts, The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act.

(b) The following is a list of the managers and principal officers of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
Bruce C. Long	President & Manager
Gary B. Lenderink	Manager
Armand M. de Palo	Manager
Dennis J. Manning	Manager
Robert E. Broatch	Manager
Dennis S. Callahan	Manager
Joseph A. Caruso	Senior Vice President, Corporate Secretary and Manager
Frank L. Pepe	Senior Vice President & Controller
Thomas G. Sorrell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	Senior Vice President, Equity Administration
Peggy L. Coppola	Senior Vice President, Equity Business Developments
Richard T. Potter, Jr.	Senior Vice President and Counsel
Richard Cumiskey	Senior Vice President and Chief Compliance Officer
William D. Ford	Vice President and National Accounts Manager
Keith E. Roddy	Vice President and National Sales Director
Peter M. Quinn	Vice President, Retirement Sales
James Consolati	Vice President, Retirement Services
Peter T. Joyce	Vice President, Internal Sales

(c) GIS, as the principal underwriter of the Registrant’s variable life contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 32.	Location of Accounts and Records

Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 33.	Management Services

None.

Item 34.	Fee Representation

The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Act of 1940, the Registrant, The Guardian Separate Account N, has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 26th day of September, 2005.

THE GUARDIAN SEPARATE ACCOUNT N
(Name of Registrant)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.
(Name of Depositor)

By:	/s/ Bruce C. Long
Bruce C. Long
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

	/s/ Dennis J. Manning*	Chairman, Chief Executive Officer and Director
Dennis J. Manning
(Principal Executive Officer)

	/s/ Frank L. Pepe	Senior Vice President and Controller
Frank L. Pepe
(Principal Accounting Officer)

	/s/ Bruce C. Long	President and Director
Bruce C. Long

	/s/ Armand M. de Palo*	Director
Armand M. De Palo

	/s/ Joseph A. Caruso*	Senior Vice President, Corporate Secretary and Director
Joseph A. Caruso

	/s/ Gary B. Lenderink*	Director
Gary B. Lenderink

Director
Robert E. Broatch

Director
Dennis S. Callahan

*By:	/s/ Bruce C. Long	Date: September 26, 2005
Bruce C. Long
President

*	Pursuant to Power of Attorney

THE GUARDIAN SEPARATE ACCOUNT N

EXHIBIT INDEX

Exhibit Number	Description	Page*
(c)(i) - (iv)	Distribution Agreements.

(d)	Specimen of the Variable Universal Life Policy

(g)(i)(a)	Amendment to Reinsurance Agreement #3002

(g)(ii)(a)	Amendment to Reinsurance Agreement #3001

(g)(ii)(b)	Amendment to Reinsurance Agreement #3001

(k)(i)	Opinion of Richard T. Potter, Jr., Esq.

(k)(ii)	Consent of Richard T. Potter, Jr., Esq.

(l)	Opinion and Consent of Charles G. Fisher, F.S.A., MAAA

(m)	Calculation

(n)	Consent of PricewaterhouseCoopers LLP

(q)	Memorandum on the Policy’s Issuance, Transfer, and Redemption Procedures and on the Method of Computing Cash Adjustments upon Exchange of the Policy